December 18, 2009
VIA EDGAR	Randolf W. Katz direct dial: 714.966.8807 rkatz@bakerlaw.com

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC  20549-7010

Attn:	Karl Hiller, Branch Chief

Re:	Eternal Energy Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 8, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
SEC Response Letter Dated August 13, 2009
File Number: 000-50906

Ladies and Gentlemen:

Eternal Energy Corp. (“EERG”) is pleased to respond to the staff’s comment letter, dated November 20, 2009.  Each comment has been transcribed, with EERG’s response immediately below.

Form 10-K for the Year Ended December 31, 2008 (Draft)

General

1.
We note that you did not comply with prior comment 1, in which we asked you to include in your explanatory note a brief description of the revisions that are being made.  The particular revisions should be identified as should the specific pages where further details are provided.  We reissue prior comment 1.

United States Securities and Exchange Commission
December 18, 2009

Response:

EERG has expanded its explanatory paragraph in its amended Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 to include a brief description of the errors identified and specific page references where the effects of the correction of these errors on the 2008 financial statements can be found.  EERG has further included explanatory paragraphs within Item 7:  Management’s Discussion and Analysis or Report of Operation and Item 8: Financial Statements and Supplemental Data that summarize the nature of the changes made to the document and the effects of the changes on EERG’s results of operations for the years ended December 31, 2008.

2.
Please submit draft amendments that are marked to show all revisions made in response to the earlier comments and any additional revisions that are necessary to resolve the concerns outlined in this comment letter.  Please ensure that all amendments to your interim reports reflect all revisions necessary to consistently resolve the comments written on your annual report.

Response:

EERG has attached the following amendments to this letter:

•	Draft, amended Form 10-K for the year ended December 31, 2008;
•	Draft, amended Form 10-Q for the quarter ended March 31, 2009; and
•	Draft, amended Form 10-Q for the quarter ended June 30, 2009.

All draft, amended documents have been marked to indicate all revisions made by EERG in response to all current and previous comments received from the SEC relating to these documents.

In addition, EERG has attached a draft, amended Form 10-Q for the quarter ended September 30, 2009, which incorporates revisions made to the prior period reports, as identified above.  EERG believes that all revisions requested by the SEC have been consistently incorporated into the amended, subsequent filings, as necessary.

Controls and Procedures, page 20

3.
We note that you have proposed additional clarifying language in response to prior comment 3, stating that your internal controls over financial reporting were ineffective as of December 31, 2008 due to omission of the required disclosure.  We had understood from our phone conference that you would be clarifying that after considering this omission it was evident that your disclosure controls and procedures were not actually effective at the time of filing your report, notwithstanding your earlier conclusion.  Please revise accordingly.

United States Securities and Exchange Commission
December 18, 2009

Response:

EERG has included additional discussion within the section of its amended Form 10-K for the year ended December 31, 2008 and amended Form 10-Q/A for the three-month period ended March 31, 2009, titled “Management’s Report on Internal Control Over Financial Reporting” in which EERG acknowledges that its failure to include specific disclosure regarding its internal controls over financial reporting is an indication that EERG’s disclosure controls and procedures were, in fact, not effective as of the date of the original filings.

EERG has stated that it has subsequently implemented controls designed to prevent a future recurrence of this omission and management’s belief that adequate controls over the remaining portions of EERG’s financial reports were effective.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4.
We expect that Kelly & Company will need to update the audit opinion and expand the explanatory paragraph to mention that the financial statements as of and for the year ended December 31, 2008 were also restated.

Response:

Upon final acceptance by the SEC of the draft, amended Form 10-K for the year ended December 31, 2008, EERG will obtain an updated audit report from Kelly & Company, which will be dual-dated to reflect the date that their original opinion was rendered, as well as the date on which the amended financial statements were reviewed and approved.  The revised, draft audit report received from Kelly & Company includes expanded language regarding the subsequent restatement of the 2008 audited financial statements.

Note 2 – Correction of Errors and Reclassifications, page F-8

5.
Please expand your disclosure to quantify the adjustments required for each error described, and include the previously reported and restated amounts, details about the revisions impacting your statements of cash flows, and all corrections to the 2008 financial statements.  Please revisit all disclosures in the filing and modify all headers to columnar information that includes restated amounts for any period or any date to include a “restated” label in the column header.

United States Securities and Exchange Commission
December 18, 2009

Response:

EERG has expanded its disclosure in each of the draft, amended reports attached to this letter, to include additional information regarding the nature of the errors and the impact of the subsequent corrections on its financial statements.  In addition, the column headings for all 2008 columnar information that was amended have been revised to indicate as such.

Engineering Comments

Properties, page 10

6.
In our November 19, 2009 telephone conference, you stated that your principal leases in the SW Extension of the West Ranch field expired August 2009.  The third party reserve report that you subsequently furnished us indicated your proved reserves at September 30, 2009 had been reduced to 25% of the year-end 2008 figures.

Please disclose the details of this expiry, including the figures for both year-end 2008 and September 30, 2009, in your third quarter 2009 Form 10-Q.

Response:

As discussed in a teleconference with Mr. Ronald Winfrey on November 20, 2009, prior to August 1, 2008, the reserves associated with EERG’s interest in the SW Extension of the West Ranch Field were held by production.  In June 2008, the wells located on the West Ranch property were shut in.  In accordance with regulations set forth by the Texas Railroad Commission, reserves may be held by production for a period of ninety (90) days subsequent to the cessation of production from such wells.  In August 2008, the Operator of the West Ranch property successfully negotiated lease extensions for each of the West Ranch leases.  The lease extensions stipulated that certain of these leases would be maintained by EERG up to and through August 1, 2009, regardless of whether any actual production from the wells occurred during that time.  The extended leases expired on August 1, 2009.

Subsequent to the aforementioned November 19, 2009 teleconference, EERG determined that, given the expiration of certain leases included in the West Ranch property, it is unlikely that EERG will pursue the recompletion of the existing wells located on the remaining West Ranch leases.  Because it is now apparent that there is no “reasonable certainty” that future production from these wells will occur, EERG has opted not to recognize the remaining oil and gas reserves previously associated with the West Ranch property.  In the absence of any recognized reserves, EERG has fully impaired its investment in the West Ranch Field as of September 30, 2009.

United States Securities and Exchange Commission
December 18, 2009

EERG has disclosed the expiration of the aforementioned leases and the full impairment of the West Ranch Property in its Form 10-Q for the quarter ended September 30, 2009.

7.
Tell us the basis for the disclosure on page 10 of your 2008 Form 10-K stating “We own a 75% working interest in the SW Extension of the West Ranch field in Jackson County, Texas.  This property includes approximately 1,000 gross and net acres that is principally held by production.”  If you are not able to substantiate this assertion, submit the revisions that you propose to fairly reflect the nature of your interest.

Response:

EERG has modified its disclosure in the amended 2008 Form 10-K to remove the statement that the reserves were held by production.  As indicated in the response to Comment #6, EERG fully impaired its investment in the West Ranch field as of September 30, 2009, citing the loss of the associated reserves due to the expiration of the lease extensions.

Supplemental Oil and Gas Information (Unaudited), page F-26

8.
We note your disclosure stating “The Company has retained Walter L. Peterson P.E., (“Peterson”), an independent petroleum engineering consultant and registered Professional Engineer, to determine its annual estimate of oil and gas reserves.”

However, we could find no confirmation of a professional engineering license for Mr. Peterson.  The description as a “registered Professional Engineer” implies that certain technical standards have been met.

As the performance of engineering on an independent, third party basis requires an engineering license, please advise us as to his status in this regard.  If he does not possess a current engineering license, revise your disclosures accordingly.

Response:

EERG has learned that Mr. Peterson’s status as a “registered Professional Engineer” lapsed in 2007.  Accordingly, EERG has revised its disclosure to remove any reference to Mr. Peterson being a registered Professional Engineer from the amended Form 10-K for the year ended December 31, 2008.

United States Securities and Exchange Commission
December 18, 2009

EERG has attached to this letter its Form 10-Q for the quarter ended September 30, 2009, which has been conformed to EERG’s other draft, amended Exchange Act filings, also attached to this letter.

Very truly yours,

/S/ Randolf W. Katz

Randolf W. Katz
Partner
of BAKER & HOSTETLER LLP

RWK/dlp

On behalf of EERG, the following acknowledgments are made:

a.	EERG is responsible for the adequacy and accuracy of the disclosure in its 1934 Act filings;

b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 1934 Act filings; and

c.	EERG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ETERNAL ENERGY CORP.

By:	/S/ Kirk Stingley
Kirk Stingley, Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Mark one)
☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission File No: 000-50906

ETERNAL ENERGY CORP.
(Exact Name of Registrant as Specified in its Charter)

Nevada (State or Other Jurisdiction of Incorporation or Organization)	20-0237026 (I.R.S. Employer Identification No.)

2549 W. Main Street, Suite 202 Littleton, Colorado (Address and telephone number of Principal Executive Offices)	80120 (Zip Code)

(303) 798-5235
(Issuer’s Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: Common Stock, $0.001 par value

Indicate by check mark if the registrant is a well-known seasonal issuer, as defined in Rule 405 of the Securities Act.
 Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.

Large accelerated filer	☐	Accelerated Filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of June 30, 2008, the last business day of the registrant’s most recently completed second fiscal quarter, was $9,801,000.

The number of shares outstanding of the registrant’s common stock as of December __, 2009, was 44,550,000.

ETERNAL ENERGY CORP.

TABLE OF CONTENTS

EXPLANATORY NOTE

In 2009, we discovered that certain accounting errors had occurred that affected our financial statements for the years ended December 31, 2008 and 2007.  Specifically:

•
we had improperly expensed our entire interest in the North Dakota prospect rather than expensing only the interest owned beneficially through our investment in Pebble Petroleum.  We sold our beneficial ownership interest in 2007;

•
amounts advanced to Rover Resources Inc. in 2007 were improperly recorded as investments in oil and gas properties and subsequently expensed upon the sale of the Company’s investment in Pebble Petroleum;

•	a gain on the sale of the Company’s interest in Pebble Petroleum Inc. was improperly presented as a sale of an oil and gas prospect rather than as a gain on the sale of an equity investment;

•	stock-based compensation expense was understated for 2006, 2007 and 2008 due to an incorrect application of SFAS 123(R), Share-Based Payment; and

•	we had overstated the gain associated with the sale of our Steamroller Prospect due to an incorrect application of the rules of the full cost method of accounting.

Due to the materiality of the errors, we have elected to restate our financial statements for the years ended December 31, 2008 and 2007 to reflect the correction of these errors.  The nature and effect of the corrections of the accounting errors on the financial statements for the years ended December 31, 2008 and 2007 are discussed in detail in Part I, Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations (page __) as well as in Part II, Item 8: Financial Statements and Supplementary Data (Footnote 2, page F-__).

This Amendment No. 1 on Form 10-K/A amends our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on April 8, 2009.  This Amendment No. 1 on Form 10-K/A amends Part I, Item 1: Business, Part II, Item 7: Management’s Discussion and Analysis or Plan of Operation, Part II, Item 8: Financial Statements and Supplementary Data and Part II, Item 9(A)T: Controls and Procedures.  No other Item in our Annual Report on Form 10-K filed on April 8, 2009 is amended, modified or updated hereby.  Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, new certifications of our principal executive officer and principal financial officer are being filed as exhibits to this Form 10-K/A.

PART I

Item 1. Business.

Corporate History

Eternal Energy Corp. (“we,” “our,” “us” or the “Company”) was incorporated in Nevada on July 25, 2003, to engage in the acquisition, exploration, and development of natural resource properties. On November 7, 2005, we and a newly formed merger subsidiary wholly-owned by us completed a merger transaction with us as the surviving corporation (the “Merger”). In connection with the Merger, we changed our name to “Eternal Energy Corp.” from our original name, “Golden Hope Resources Corp.”

Business Overview

Since the Merger, we have been engaged in the exploration for petroleum and natural gas in the State of Nevada, the North Sea, and the Pebble Beach Project through the acquisition of contractual rights for oil and gas property leases and the participation in the drilling of exploratory wells.

On November 7, 2005, as part of the Merger transaction, we acquired contractual rights and interests in a joint venture with Eden Energy Corp. for the acquisition of oil and gas leases and drilling wells to explore for oil and natural gas reserves on the Big Sand Spring Valley Prospect located in Nye County, Nevada (the “BSSV Project”). As a result, we have rights to acquire a 50% working interest in approximately 82,184 gross acres, which rights expire in 2015 and which can be extended upon production from the leases. Effective April 17, 2006, we entered into a letter agreement with Eden Energy, with respect to our right to participate with Eden Energy in the exploration of oil and natural gas reserves located on approximately 77,000 gross and net acres of land in central eastern Nevada (the “Cherry Creek Project”). Effective November 30, 2006, we entered into an agreement with Eden Energy relative to the BSSV Project and Cherry Creek Project. The agreement provides for a release of our option in the Cherry Creek Project in exchange for an assignment of a 100% interest in the BSSV Project. The BSSV Project consists of approximately 102,000 Federal gross and net acres in Nevada. The leases are for a primary term of 10 years from and after July 1, 2005. The leases may be extended beyond the primary term by production or unitization of production there from. We are currently in discussions with another industry partner regarding a farm-out of our interest for the drilling of an initial test well on the project.

On November 29, 2005, we acquired rights to participate in the drilling of an exploratory well in a North Sea petroleum exploration project (the “Quad 14 Project”) with International Frontier Resources Corporation (“IFR”), an oil and gas exploration company based in Calgary, Alberta, Canada. The Quad 14 Project contemplates the drilling, testing, completing, and equipping an initial exploratory test well on a 255 square kilometer block located in Quad 14 in the North Sea. The 255-kilometer acreage block is located 24 kilometers south of the 639 million barrel Claymore oil field, 20 kilometers south of the 132 million barrel Scapa oil field, and nine kilometers north of the 592 billion cubic foot Goldeneye natural gas field. The agreement with IFR was amended effective May 19, 2006, to provide for Oilexco Incorporated as the operator, to decrease the percentage of the drilling costs we will fund from 15% to 12.50%, and to change our working interest in the Quad 14 Project from 10% to 9.1875%. This well was commenced on or about March 27, 2007 and was plugged and abandoned on or about April 9, 2007 because no hydrocarbons were encountered in commercial quantities.

On January 30, 2006, we acquired our second petroleum exploration project in the North Sea. We entered into an agreement with IFR to participate in the drilling of an exploratory well in a 970 square kilometer acreage block located in Quad 41 and Quad 42 in the North Sea (the “Quad 41/42 Project”). We have a 10% working interest in the Quad 41/42 Project. The initial well on the Quad 41/42 Project commenced on or about July 28, 2007, was drilled to a total depth of approximately 6,000 feet, and was plugged and abandoned on or about August 17, 2007 after the well encountered sub-economic gas reserves. We are a party to a dispute regarding the scope and existence of our obligation to participate in the drilling of the initial test well on this Project. In connection with that dispute, our USD$1,500,000 is currently held in the trust account of IFR’s lawyer’s. We continue to review the relevant agreements to determine appropriate courses of action to resolve this dispute.

In the fourth quarter of 2006, we entered into a series of agreements, a result of which was we acquired 15% of the capital stock of Pebble Petroleum, Inc. (“Pebble”), as well as the following rights and interests in the Pebble Beach Project:

-	a USD$250,000 spud fee for each of the first eight wells drilled by Pebble on the Pebble Beach Project;
-	a five percent gross overriding royalty from each well drilled on certain acreage that Pebble holds rights to in western Canada (no capital outlay or other expenses to be required by us); and
-
a 10% interest in a joint venture with a subsidiary of Pebble; the joint venture will explore and develop certain prospects located in the northern United States (we pay 10% of all costs incurred) (collectively, “Interests”).

Through a series of subsequent capital transactions completed by Pebble, our equity investment in Pebble was diluted to 5%.  In May 2007, we sold our stock in Pebble to Heartland Resources Inc., a petroleum and natural gas exploration company whose shares are listed on the TSX-Venture Exchange (“Heartland”), subject to the satisfaction of certain material terms and conditions, completion of the financing, completion of satisfactory due diligence and title reviews, approval of the TSX Venture Exchange, and other terms and conditions that are consistent with similar transactions in the oil and gas industry, in exchange for (i) our nominal initial aggregate subscription price of our shares in Pebble ($300), (ii) payment on a CDN$882,000 convertible note due to us by Pebble, (iii) retaining all of our Interests, and (iv) during the five-year period following the closing of the agreement with Heartland, for every 1,000 barrels of oil Pebble produces on average per day for 30 consecutive days, receiving 250,000 shares in Heartland, up to a maximum of 1.25 million shares. Brad Colby, our president and director, is also a director of Heartland and the president of Pebble. Mr. Colby declared his interest in Heartland and Pebble to our Board of Directors and abstained from voting on any matters relating to either company. In August of 2007, Mr. Colby resigned as president of Pebble and did not stand for re-election to Heartland’s Board of Directors.

3

In August 2007, Heartland changed its name to Ryland Oil Corporation (“Ryland”). Pebble has acquired approximately 355,009 gross and net acres in the Pebble Beach Project in western Canada in which the Company owns a five percent gross overriding royalty. In addition, Ryland’s US subsidiary has acquired approximately 61,412 gross and 35,145 net acres in the Pebble Beach Project in the northern United States, in which the Company owns a 10% working interest. Pebble has drilled eight wells on the project to date. Final results from the drilling operations are pending. In connection with the Interests, Pebble paid us USD$1,250,000 in respect of the first five wells drilled and placed USD$750,000 in the trust account of its lawyers in respect of the drilling of the next three wells. We anticipate that these funds will remain in trust until our litigation with Zavanna LLC has been resolved.

Starting in May 2007, we entered into a series of agreements to acquire a 75% working interest in the SW extension of the West Ranch field in Jackson County, Texas.

In December 2007, initial work to implement the first phase of a field wide waterflood of the Glasscock formation was commenced. The initial phase consists of the use of four injector wells.  This first phase of work was expected to be completed by the end of January 2008; however, field work performed to date has required further study for proper well-bore stimulation of the water injection wells. Specifically, it was determined that two of the four injector wells had previously been used to dispose of waste water and other drilling material resulting in wellbore damage.  We believe that the damage to the two wellbores is correctible and does not have any impact on the ultimate recoverability of the associated reserves as a result of future waterflooding.  Current plans call for completion of the pilot program well work by the end of 2009, at which time water injection should begin.  Revenues generated from anticipated production as a result of the completion of the first phase of the waterflood are expected to be used to fund a portion, if not all, of the remaining waterflood activities.

The combination of falling oil prices and the need to downsize our compression equipment to a level that is economically compatible with the number of remaining wells on the property led us to temporarily shut-in the producing wells on the West Ranch property during the latter part of 2008.  We also elected to temporarily delay further development of the West Ranch wells in order to divert working capital to other projects and to fund its legal defense in the Zavanna litigation.

In the fourth quarter of 2007, we entered into a series of agreements with a related party to acquire the right to pursue a down-hole gas/water separation (“DGWS”) opportunity, primarily in western Canada. We have formed a wholly owned subsidiary in Canada, EERG Energy, ULC, in which to pursue this opportunity. During 2008, we failed to drill the required number of wells stipulated by the DGWS agreements and, as a result, lost our exclusive right to utilize the DGWS technology.  In December 2008, the option to extend the technology licenses was mutually terminated by our Company and the related party.

In December 2007, we purchased a 640-acre mineral lease from the State of Utah, the first lease on a new prospect in the Paradox Basin in Utah (the “Steamroller Project”). During the next six months, we acquired an additional 10,782 gross and 9,860 net acres on the Steamroller Project. Ryland’s US subsidiary was our partner on the Steamroller Project with each company owning 50% of the project. In June 2008, we sold our 50% interest in the Steamroller Project to Roadrunner Oil & Gas, Inc.  Gross proceeds from the sale totaled $1,190,135.  The Company recognized a $936,678 on the transaction.

We will require additional funds to implement the work programs set forth above. These funds may be raised through equity financing, debt financing, or other sources, which may result in further dilution in the equity ownership of our shares. There is no assurance that we will be able to obtain financing on favorable terms, or if at all. In addition, there is no assurance that we will be able to maintain our operations at a level sufficient for an investor to obtain a return on his investment in our common stock. Also, we may continue to be unprofitable. Furthermore, the continuing litigation with Zavanna LLC may adversely affect our ability to obtain additional capital and to effectuate our business plan.

4

Competitors

The oil and gas industry is intensely competitive. We compete with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staffs. Accordingly, there is a high degree of competition for desirable oil and gas leases, suitable properties for drilling operations and necessary drilling equipment, as well as for access to funds. There are other competitors that have operations in the Nevada area and the presence of these competitors could adversely affect our ability to acquire additional leases.

Government Regulations

Our oil and gas operations are subject to various United States federal, state and local governmental regulations. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, state, provincial and local laws and regulations relating primarily to the protection of human health and the environment. To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant in relation to the results of operations of our company. The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

Research and Development

Our business plan is focused on a strategy of maximizing the long-term exploration and development of our oil and gas leases in the Pebble Beach Project; and the SW Extension of the West Ranch field in Jackson County, Texas. To date, execution of our business plan has largely focused on acquiring prospective oil and gas leases and/or operating existing wells located in the SW Extension of the West Ranch field.  Accordingly, we have expended zero funds on research and development in each of our last two fiscal years. It is our intention to develop a future exploration and development plan.

Employees

As of April 8, 2009, our only employees were Bradley M. Colby, our President, Chief Executive Officer and Treasurer, Kirk A. Stingley, our Chief Financial Officer, and Craig Phelps, our Vice President of Engineering, each of whom are full-time employees. We do not expect any material changes in the number of employees over the next 12-month period. We do and will continue to outsource contract employment as needed. However, if we are successful in our initial and any subsequent drilling programs we may retain additional employees.

RISK FACTORS

Ownership of our common stock involves a high degree of risk; you should consider carefully the factors set forth below, as well as other information contained in this Annual Report.

There is no assurance that we will operate profitably or will generate positive cash flow in the future.

If we cannot generate positive cash flows in the future, or raise sufficient financing to continue our normal operations, then we may be forced to scale down or even close our operations. In particular, additional capital may be required in the event that:

•	drilling and completion costs for further wells increase beyond our expectations; or

•	we encounter greater costs associated with general and administrative expenses or offering costs.

5

The occurrence of any of the aforementioned events could adversely affect our ability to meet our business plans.

We will depend almost exclusively on outside capital to pay for the continued exploration and development of our properties. Such outside capital may include the sale of additional stock and/or commercial borrowing. Capital may not continue to be available if necessary to meet these continuing exploration and development costs or, if capital is available, it may not be on terms acceptable to us. The issuance of additional equity securities by us would result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

If we are unable to obtain financing in the amounts and on terms deemed acceptable to us, we may be unable to continue our business and as a result may be required to scale back or cease operations for our business, the result of which would be that our stockholders would lose some or all of their investment.

A decline in the price of our common stock could affect our ability to raise further working capital and adversely impact our operations.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. Because our operations have been primarily financed through the sale of equity securities, a decline in the price of our common stock could be especially detrimental to our liquidity and our continued operations. Any reduction in our ability to raise equity capital in the future would force us to reallocate funds from other planned uses and would have a significant negative effect on our business plans and operations, including our ability to develop new projects and continue our current operations. If our stock price declines, we may not be able to raise additional capital or generate funds from operations sufficient to meet our obligations.

If we are not successful in continuing to grow our business, then we may have to scale back or even cease our ongoing business operations.

Our success is significantly dependent on a successful acquisition, drilling, completion and production program. We may be unable to locate recoverable reserves or operate on a profitable basis. If our business plan is not successful, and we are not able to operate profitably, investors may lose some or all of their investment in us.

Trading of our stock may be restricted by the SEC's "Penny Stock" regulations which may limit a stockholder's ability to buy and sell our stock.

The U.S. Securities and Exchange Commission has adopted regulations that generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers or "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

6

NASD sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Trading in our common shares on the OTC Bulletin Board is limited and sporadic, making it difficult for our stockholders to sell their shares or liquidate their investments.

Our common shares are currently quoted on the OTC Bulletin Board. The trading price of our common shares has been subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Our securities are considered highly speculative.

Our securities must be considered highly speculative, generally because of the nature of our business and the early stage of our exploration and development operations. We are engaged in the business of exploring and, if warranted, developing commercial reserves of oil and gas. Our properties are in the exploration stage only and are without known reserves of oil and gas. Accordingly, we have neither generated any material revenues nor realized a profit from our operations to date and there is little likelihood that we will generate any material revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of oil and gas, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any material revenues, we expect that we will need to raise additional monies through the sale of our equity securities or debt in order to continue our business operations.

As our properties are in the exploration stage there can be no assurance that we will establish commercial discoveries on our properties.

Exploration for economic reserves of oil and gas is subject to a number of risk factors. Few properties that are explored are ultimately developed into producing oil and/or gas wells. Our properties are in the exploration stage only and are without proven reserves of oil and gas. We may not establish commercial discoveries on any of our properties.

The potential profitability of oil and gas ventures depends upon factors beyond our control.

The potential profitability of oil and gas properties is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events will likely materially affect our financial performance.

7

Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. The marketability of oil and gas which may be acquired or discovered will be affected by numerous factors beyond our control. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. These factors cannot be accurately predicted and the combination of these factors may result in us not receiving an adequate return on invested capital.

Competition in the oil and gas industry is highly competitive and there is no assurance that we will be successful in acquiring the leases.

The oil and gas industry is intensely competitive. We compete with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staffs. Accordingly, there is a high degree of competition for desirable oil and gas leases, suitable properties for drilling operations, and necessary drilling equipment, as well as for access to funds. We cannot predict if the necessary funds can be raised or that any projected work will be completed. Our budget anticipates our acquisition of additional acreage. This acreage may not become available or if it is available for leasing, that we may not be successful in acquiring the leases. There are other competitors that have operations in areas of potential interest to the Company and the presence of these competitors could adversely affect our ability to acquire additional leases.

The marketability of natural resources will be affected by numerous factors beyond our control which may result in us not receiving an adequate return on invested capital to be profitable or viable.

The marketability of natural resources which may be acquired or discovered by us will be affected by numerous factors beyond our control. These factors include market fluctuations in oil and gas pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of oil and gas and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital to be profitable or viable.

Oil and gas operations are subject to comprehensive regulation, which may cause substantial delays or require capital outlays in excess of those anticipated, causing an adverse effect on us.

Oil and gas operations are subject to federal, state, and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Oil and gas operations are also subject to federal, state, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted; no assurance can be given that such permits will be received. Environmental standards imposed by federal, provincial, or local authorities may be changed and any such changes may have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. To date we have not been required to spend any material amount on compliance with environmental regulations. However, we may be required to do so in future and this may affect our ability to expand or maintain our operations.

Exploration and production activities are subject to certain environmental regulations, which may prevent or delay the commencement or continuance of our operations.

In general, our exploration and production activities are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Compliance with these laws and regulations has not had a material effect on our operations or financial condition to date. Specifically, we are subject to legislation regarding emissions into the environment, water discharges and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. However, such laws and regulations are frequently changed and we are unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect us any differently or to any greater or lesser extent than other companies in the industry.

We believe that our operations comply, in all material respects, with all applicable environmental regulations.   We are not fully insured against all possible environmental risks.

8

Exploratory drilling involves many risks and we may become liable for pollution or other liabilities, which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

Any change to government regulation/administrative practices may have a negative impact on our ability to operate and our profitability.

The laws, regulations, policies or current administrative practices of any government body, organization or regulatory agency in the United States or any other jurisdiction, may be changed, applied or interpreted in a manner which will fundamentally alter the ability of our company to carry on our business. The actions, policies or regulations, or changes thereto, of any government body or regulatory agency, or other special interest groups, may have a detrimental effect on us. Any or all of these situations may have a negative impact on our ability to operate and/or our profitably.

Our Bylaws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Bylaws contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, (i) actually and reasonably incurred and (ii) in a civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been one of our directors or officers.

Investors' interests in us will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in us will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other stockholders. Further, any such issuance may result in a change in our control.

Our Bylaws do not contain anti-takeover provisions, which could result in a change of our management and directors if there is a take-over of us.

We do not currently have a stockholder rights plan or any anti-takeover provisions in our Bylaws. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change in our management and directors.

Our independent auditors have expressed a reservation that we can continue as a going concern.

Our operations have been limited to general administrative operations and a limited amount of exploration. Our ability to continue as a going concern is dependent on our ability to raise additional capital to fund future operations and ultimately to attain profitable operations. Accordingly, these factors raise substantial doubt as to our ability to continue as a going concern.

Item 2. Properties.

Effective April 17, 2006, we entered into a letter agreement with Eden Energy with respect to our right to participate with Eden Energy in the Cherry Creek Project. Effective November 30, 2006, we entered into an agreement with Eden Energy relative to the BSSV Project and Cherry Creek Project. The agreement provides for a release of our option in the Cherry Creek Project in exchange for an assignment of a 100% interest in the BSSV Project. The BSSV Project consists of approximately 102,000 Federal gross and net acres in Nevada. The leases are for a primary term of 10 years from and after July 1, 2005. The leases may be extended beyond the primary term by production or unitization of production there from. In 2007 and 2008, we elected not to pay lease rentals on certain of the acreage and currently own approximately 52,957 gross and net acres in the BSSV Project.

9

The Quad 14 Project entitles us the right to acquire a 9.1875% working interest in oil and gas licenses covering our approximately 255 square kilometer acreage block located in Quad 14 Project in the North Sea. The Quad 41/42 Project entitles us the right to acquire a 10% working interest in oil and gas licenses covering a 970 square kilometer acreage block located in Quad 41 and Quad 42 in the North Sea. Pursuant to the agreement and the actions of the parties, the expiration date of the licenses for the North Sea projects was extended from October 2007 to October 2011.

The agreement with Pebble provides us with a five percent overriding royalty interest in approximately 355,009 gross and net acres in western Canada. The Pebble agreement also provides us with a 10% working interest in approximately 61,412 gross and 35,145 net acres in the northern United States. The acreage under these agreements has various expiration dates.

We own a 75% working interest in the SW Extension of the West Ranch field in Jackson County, Texas. This property includes approximately 1,000 gross and net acres.

We do not own any other properties.

Item 3. Legal Proceedings.

On November 20, 2007, our Company and our chief executive officer were served with a summons and complaint, styled Zavanna LLC, a Colorado limited liability company; Prairie Petroleum, Inc, a Colorado corporation; Trapper Oil Company, Inc., a Colorado corporation; Zavanna Canada Corporation, a Nova Scotia unlimited liability company v. Brad Colby; Eternal Energy, Inc., a Nevada corporation; Pebble Petroleum, Inc., a British Columbia corporation; Steven Swanson; Fairway, LLC, a Colorado limited liability company; ABC Corporation; DEF Limited Partnership; and John Doe 1-10, District court, City and County of Denver, Colorado case No. 07-CV-10775. Plaintiffs pled claims for relief against our CEO and us, among other persons, for breach of contract, misappropriation of confidential and proprietary information and of trade secret and claims under the Colorado Uniform Trade Secrets Act, fraud, declaratory relief declaring any agreements of release to be void and unenforceable as they were obtained by fraudulent inducement, declaration of accounting and constructive trust for all proceeds and profits from the alleged misappropriation, injunctive relief for return of all allegedly misappropriated information and cessation of use, civil theft of business values, and tortuous interference with contract. Plaintiffs seek compensatory and punitive damages in an unspecified amount, prejudgment interest, declaratory relief, injunctive relief, accounting, and attorneys’ fees. We believe that the causes of action are without merit and intend to defend our rights and those of our CEO vigorously. On January 17, 2008, our Company and our CEO filed a countersuit, claiming abuse of process, intentional interference with an existing business and contractual relations, commercial disparagement and conspiracy, which we intend to prosecute vigorously. In September 2008, the Company filed a motion to compel Zavanna to produce certain documents supporting their claims against the Company.  In February 2009, the court ruled in favor of the Company’s motion to compel. The litigation is currently considered to be in the discovery phase.  As of April 8, 2009, no determination can be made as to the ultimate outcome of either the original proceeding or our Company’s countersuit.

We are not currently a party to any other material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock, par value $.001, has been dually quoted on the Pink Sheets and the OTC Bulletin Board under the symbol “EERG” since November 7, 2005; however, active trading in the market of our common stock did not commence until February 2, 2006. The following table sets forth the high and low bid prices for our common stock for the periods indicated, as reported by YAHOO! Finance. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

	Bid
	High	Low
Year ended December 31, 2008:
First Quarter	$0.15	$0.05
Second Quarter	0.34	0.10
Third Quarter	0.23	0.08
Fourth Quarter	0.17	0.04
Year ended December 31, 2007 :
First Quarter	0.64	0.39
Second Quarter	0.49	0.17
Third Quarter	0.26	0.11
Fourth Quarter	0.11	0.03

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As of April 8, 2009, there were approximately 23 holders of record of our common stock.

We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we expect to retain any earnings to finance the operation and expansion of our business.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

THE FOLLOWING PRESENTATION OF OUR MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS REPORT.

A Note About Forward-Looking Statements

This Annual Report on Form 10-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on current management's expectations. These statements may be identified by their use of words like “plans,” “expect,” “aim,” “believe,” “projects,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and other expressions that indicate future events and trends. All statements that address expectations or projections about the future, including statements about our business strategy, expenditures, and financial results are forward-looking statements. We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur.

Actual results could differ materially from those in the forward looking statements due to a number of uncertainties including, but not limited to, those discussed in this section. Factors that could cause future results to differ from these expectations include general economic conditions, further changes in our business direction or strategy, competitive factors, oil and gas exploration uncertainties, and an inability to attract, develop, or retain technical, consulting or managerial agents or independent contractors. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives requires the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and accordingly, no opinion is expressed on the achievability of those forward-looking statements. No assurance can be given that any of the assumptions relating to the forward-looking statements specified in the following information are accurate, and we assume no obligation to update any such forward-looking statements. You should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report, except as required by law; we are not obligated to release publicly any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

Industry Outlook

The petroleum industry is highly competitive and subject to significant volatility due to numerous market forces. Crude oil and natural gas prices are affected by market fundamentals such as weather, inventory levels, competing fuel prices, overall demand and the availability of supply.

11

Worldwide oil prices rose throughout 2007 and reached historical highs during the last half of 2008, before tumbling amid worldwide economic crisis.  Continued economic instability could impact demand, caused by a consumer shift to alternative fuel sources and/or supply, driven largely by concerns regarding the economic viability of extracting natural resources, thus affecting crude oil prices.

Oil prices have significantly affected profitability and returns for upstream producers. Oil prices cannot be predicted with any certainty. Historically, the WTI price has averaged approximately $47 per barrel over the past ten years. However, during that time, the industry has experienced wide fluctuations in prices. While local supply/demand fundamentals are a decisive factor affecting domestic natural gas prices over the long term, day-to-day prices may be more volatile in the futures markets, such as on the NYMEX and other exchanges, making it difficult to forecast prices with any degree of confidence. Over the last ten years, the NYMEX gas price has averaged approximately $5.67 per Mcf.

Restatement of the 2008 and 2007 Financial Statements

In 2009, we discovered that that certain transactions reported in our 2008, 2007 and 2006 financial statements were reported incorrectly.  Given the materiality of the affected transactions and related account balances, we have elected to restate our 2008 and 2007 financial statements in order to correct the errors.  The nature and effect of the corrections of the accounting errors on the financial statements for the years ended December 31, 2008 and 2007 are discussed in detail in Part II, Item 8: Financial Statements and Supplementary Data (Footnote 2, page F-__). As a result, we have revised our discussion of the results of operations for the fiscal year ended December 31, 2008 vs. 2007 and 2007 vs. 2006 accordingly.

Results of Operations for the Fiscal Year Ended December 31, 2008 vs. 2007

Our business plan includes the acquisition of interests in oil and gas exploratory prospects, and in some cases, such as the Pebble Beach Project and Steamroller Project, we may sell all or part of our interest. The nature of these transactions is that they occur irregularly and, therefore, our operating results may fluctuate significantly from period to period.

We recognized $750,000 in spud fee revenue in 2008 and $1,249,991 in spud fee revenue in 2007 in connection with the drilling of three and five wells, respectively. As of December 31, 2008, all eight of the initial wells for which the Company is entitled to receive spud fees under the terms of its agreement with Pebble Petroleum have been drilled.  As a result of the Company's involvement in the Zavanna litigation, as discussed below, spud fees relating to the drilling of the final three wells, totaling $750,000, are being held in escrow until the lawsuit is resolved.

The Company acquired a 75% working interest in the West Ranch property through a series of transactions occurring in 2007 and began recognizing oil and gas revenues and operating expenses relating to the West Ranch property in the fourth quarter of 2007.  Oil and gas revenues and operating costs for the year ended December 31, 2008 totaled $142,838 and $504,786, respectively, compared to $317,135 and $369,516 for 2007.  The combination of falling oil prices and the need to downsize our compression equipment to a level that is economically compatible with the number of remaining wells on the property led us to temporarily shut-in the producing wells on the West Ranch property during the latter part of 2008.  We also elected to temporarily delay further development of the West Ranch wells in order to divert working capital to other projects and to fund its legal defense in the Zavanna litigation.

12

In May 2007, we sold our 5% equity interest in Pebble.  Proceeds from the sale totaled $877,353, resulting in a gain on the transaction of $871,278.

In June 2008, we sold our 50% working interest in certain properties located in Colorado and Utah (the "Steamroller prospect").  Proceeds from the sale totaled $1,190,135, versus allocated costs of $764,763, resulting in a gain on the sale of $425,372.  The Steamroller prospect contained no proven reserves and, accordingly, was included in our non-amortizable pool of oil and gas properties. We had originally intended to participate in the exploration and development of the Steamroller prospect; however, the decision was made to dispose of the prospect to ease cash restrictions resulting from the Company being named in litigation brought forth by Zavanna LLC, et al, as described below.  Proceeds from the sale of prospects were used to bolster our working capital position.

During 2008, the operator for the Quad 14 prospect returned $121,453 to us that had been previously held on deposit to fund exploratory drilling costs.  The Company had fully impaired its investment in the Quad 14 prospect in 2007 when the results of the exploratory drilling program failed to discover economically viable reserves.  Accordingly, we have recognized the refunded monies as revenue in the current period.

As indicated in the footnotes to the financial statements, the Company capitalizes all acquisition and exploration related costs related to a prospect on a country-by-country basis.  Such costs are included in our non-amortizable pool until it can be determined whether the prospect contains any economically recoverable oil or gas reserves.  We recognized $1,538,416 in impairment expense in 2007 in connection with the abandonment of the Quad 14 and Quad 41 / 42 properties.  No exploratory wells were abandoned in 2008.  Our 2008 statement of operations contains impairment expense of $2,782 related to residual costs associated with the abandonment of the Quad 14 property, for which we were not billed until the current period.  Additional residual costs may be received during 2009 as the final accounting for the Quad 14 project is completed.  We do not expect these residual costs, if any, to have a material effect on the Company’s future financial statements.

As of December 31, 2008, we had $1,599,021 on deposit relating to the drilling of the Quad 41/ 42 prospect.  We are currently disputing our obligation to participate in the drilling of the Quad 41/42 exploratory well.  As a result, no amounts held on deposit have been released to the project’s operator.  Our management is attempting to determine what amount, if any, we are obligated to pay related to the drilling of the Quad 41/42 exploratory well and what amount of deposited funds, if any, could be returned to the Company.

General and administrative expenses increased from $627,543 for the year ended December 31, 2007 to $692,832 for the year ended December 31, 2008. An analysis of the increase and decreases in general and administrative expenses and the relevant components follows:

13

o
As a result of the hiring our Chief Financial Officer in June 2008 and our Vice President of Engineering in August 2007, the Company's payroll and related expenses for year ended December 31, 2008 increased by $155,913 from 2007.

o
In November 2007, the Company applied for and obtained directors' and officers' insurance.  We did not carry such coverage previously.  The addition of the directors' and officers' insurance premiums, along with the increase in health insurance premiums associated with the hiring of the Company's Chief Financial Officer (June 2008) and Vice President of Engineering (August 2007), resulted in an increase in total insurance expense of $64,200 from 2007 to 2008.

o
Investor relations expense decreased by $21,386 from 2007 to 2008, primarily because all investor relations activities were assumed by our Company's chief financial officer upon hire in June, 2008.  Previously, we outsourced our investor relations activities to a third party.

o
Travel expense for the year ended December 31, 2008 decreased by $67,878 from 2007, largely due to the fact that we have not pursued the acquisition of additional oil and gas prospects as aggressively as in 2007.  Participation in the litigation with Zavanna LLC, et al, severely hampered our ability to pursue additional exploration and its development opportunities in the current year.

o
The Company incurred $72,000 of settlement expenses in 2007 associated with a private placement of the Company's common stock.  No such expenses were incurred in 2008 and we did not engage in any common stock transactions during the year.

Stock-based compensation expense for 2008 increased by $129,436 as a result of granting stock options to members of the Company's management upon hire and/or to recognize performance.

Legal expense for the year ended December 31, 2008 totaled $425,937, which represents an increase of $246,141 from 2007.  The majority of the current year's legal fees were incurred in connection with our defense of the litigation brought forth by Zavanna LLC, et al.  Though there is no guaranty that we will successfully do so, we hope to recoup all of our legal expenditures relating to this action as part of the countersuit that we have filed against Zavanna LLC, et al.

Depreciation, depletion and amortization expense for the year ended December 31, 2008 increased by $196,872 from the same period in 2007 as a result of depleting capitalized costs related to the West Ranch property and the write-off of certain down-hole gas/water separation technology assets that we acquired in early 2008.

Year-to-date interest income for 2008 increased by $32,088 from the prior year primarily as a result of maintaining a higher cash balance due to proceeds received from the sale of the Steamroller prospect as well as the collection of spud fees during 2008.

14

Results of Operations for the Fiscal Years Ended December 31, 2007 vs. 2006

In June 2007, we sold our interest in Pebble Petroleum.   Gross proceeds from the sale totaled $877,353, resulting in a gain of $871,238 on the transaction.  In accordance with the terms of the sale agreement, we are entitled to receive a spud fee of $250,000 for each of the first eight wells drilled on the property. Drilling of the first five wells commenced in 2007, resulting in the recognition of spud fee revenue of $1,249,991 for the year ended December 31, 2007.  As a result of recognizing revenue for the first time in its existence, the Company evolved from a development stage company to an operating company.

At various times during the year ended December 31, 2007, we acquired additional working interests that totaled 75% in the SW Extension of the West Ranch property, located in Texas. Revenues generated from the sale of oil and gas extracted from the West Ranch property totaled $317,135 for the year ended December 31, 2007.   We did not recognize any revenue from the production and sale of oil or gas in 2006.

We did not recognize any revenue in 2006, either from oil and gas sales or from the disposition of oil and gas prospects.

We follow the full cost method to account for our investments in oil and gas properties.  Under the full cost method, acquisition, exploration and development costs are capitalized as incurred.  Capitalized costs associated with properties containing proven reserves are included in our amortizable pool and depleted on the unit-of-production basis.  Capitalized costs associated with oil and gas prospects, for which no proven reserves have yet been identified, are included in our non-amortizable pool.  Until it is determined if there are proven reserves, the properties are assessed annually to ascertain whether impairment has occurred.   For each cost center, capitalized costs are subject to the ceiling test, in which the costs shall not exceed the cost center ceiling.  If unamortized costs exceed the cost center ceiling, the excess shall be charged to expense and separately disclosed during the period in which the excess occurs.  In July 2007, we abandoned ours interest in the North Sea Quad 14 and 41/42 prospects after two exploratory wells failed to locate any economically viable oil and gas reserves.  Accordingly, our investments in the Quad 14 and Quad 41/42 prospect, totaling $1,430,429, and $107,987, respectively, were written off.  We are currently disputing our obligation to participate in the drilling of the Quad 41/42 exploratory well.  As a result, monies placed on deposit by us to fund our share of drilling costs for the Quad 41/42 exploratory well have not been released to the operator.

Our share of the operating costs of the West Ranch Field for the year ended December 31, 2007 was $369,516. Prior to acquiring our 75% working interest in the West Ranch property, we did not own any producing properties.  Accordingly, we did not recognize any oil and gas operating expenses in 2006.

General and administrative expenses increased from $538,909 for the year ended December 31, 2006 to $627,543 for the year ended December 31, 2007. An analysis of the increases in general and administrative expenses and the relevant components is as follows:

o
Consulting fees decreased from $65,416 in 2006 to $40,080 in 2007 as we replaced consultants with employees.  As a result, payroll related costs increased from $146,351 in 2006 to $179,863 in 2007.  In 2007 we commenced providing health insurance benefits for our employees at a cost of $24,469.

15

o
In 2007, we incurred $72,500 in settlement costs in 2007 related to our untimely filing of the registration statement required by the private offering of our securities in 2006.  No such costs were incurred in 2006.

o	We incurred office support costs of $34,500 in 2006 from an entity controlled by the Company's president prior to establishing our own office administrative staff in 2007.

o
The creation of a formal investor relations program in August 2006 resulted in investor relations expenses of $22,789 for the year ended December 21, 2006.  2007 marked the first complete year in which we maintained an investor relationship function.  Cost incurred in 2007 associated with investor relations totaled $65,555.

o	Travel related expenses increased by $66,249 in 2007 as we increased our pursuit of additional business opportunities.

o	In 2006, we incurred $37,102 in costs to develop our website. There were no such costs incurred in 2007.

o
We began leasing office space for our corporate operations in 2007.  Rent expense for the 12 months ended December 31, 2007, net of sublease payments received, was $31,523 compared to $6,835 in the prior year.

o	Professional fees increased by $21,974 in 2007 primarily as a result of higher accounting costs associated with using a contract CFO as well as higher annual audit fees.

o
We recognized $52,165 in interest income in 2007 compared to $29,940 in 2006.  The increase is primarily due to a more favorable rate earned on funds held on deposit for Quad 14 and Quad 41/42 drilling operations, which was partially offset by a decrease in the actual amounts held on deposit as a result of funding exploratory drilling costs.

The amount of stock based compensation recognized by the Company in 2007 increased from $207,423 to $320,892 as a result of granting of stock options to our directors and our newly hired Vice President of Engineering.

In October 2007, we acquired certain exploratory oil and gas leases and exclusive licenses to use a down-hole gas/water device from entities owned by our Chairman and Chief Executive Officer.  We paid $125,000 for the oil and gas leases and are obligated to pay to such entity $250,000 on each of December 31, 2008 and December 31, 2009.  These amounts may be paid in either cash or with shares of our common stock.

16

In addition, we reimbursed one of such entities $20,000 for amounts paid to Zavanna Canada Corp.  We are required to drill and equip two wells, and may cancel this agreement after the two required wells have been drilled and the first $250,000 payment has been made.

One license agreement requires the Company to pay $25,000 in September 2007 and further requires the Company to purchase ten devices each year, beginning in 2008, at a cost of $4,000 per device in order to maintain exclusivity under the license agreement.  In addition, the grantor of the license will receive a 1% royalty on each well using the device.  The license expires in January 2012 and can be extended for 5 years at a cost of $300,000.

The second license requires a payment of $35,000 on March 30, 2008 and future annual payments of $10,000. The Company is required to pay $500 for each device used and give to the grantor of the license a 5% working interest in each well using the device.  The Company is required to purchase and install in Canada 20 devices by March 31, 2008.

The third license requires the Company to make an annual payment of $6,000 by March 31 of each year and give to the grantor of the license a 5% working interest in each well using the device.

As part of the acquisition of the licenses from the related entity, we acquired an option to purchase all of the outstanding shares of such related entity in exchange for 25 million shares of its common stock.  The Company is required to make a $20,000 payment each six months commencing on June 30, 2008 through June 30, 2010 to retain this option, which expires on December 31, 2010.

In December 2008, as a result of the Company not maintaining an exclusive right to the use of the down-hole technology, we received a notification from one of the related entities of its desire to remarket the licenses to third parties.  As a result, the original licensing agreement between the Company and the related entity was amended.  The amended agreement relieves the Company of its obligation to make the $250,000 payments to the related entity, originally scheduled for December 2008 and 2009, and enables the related entity to freely market the technology.  Furthermore, the related entity has agreed to work in good faith to reimburse the Company for its investment in the original technology and to secure the granting of a 1% overriding royalty interest in favor of the Company for any wells in which the technology used to generate production.  As a result of the amended agreement, the Company has been relieved of its liability to the related entities and has reduced the carrying value of the licenses by $500,000.  In addition, the Company has removed the licenses from its balance sheet and reclassified its down-hole tools as Assets Held for Sale as of December 31, 2008.

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Liquidity and Capital Resources

As of December 31, 2008, our assets totaled $6,838,129, which included cash balances of $727,701 and investments in oil and gas properties of $3,648,554, net of accumulated depletion.  In addition, we have recorded a $750,000 receivable for spud fees earned in 2008 and have $1,599,021 on deposit related to our interest in the Quad 41/42 prospect.

As noted above, we are obligated to fund future drilling costs of at least $2 million in connection with its investment in the Pebble Beach prospect.  In addition, we anticipate spending $2,245,000 for improvement to our West Ranch property over the next several years.  The Company has generated negative cash flows from operations of $852,253 and $422,433 for the years ended December 31, 2008 and 2007, respectively.  As a result, it is likely that we will need to obtain additional working capital in order to fund these expenditures.   Historically, we have successfully raised additional operating capital through private equity funding sources.  With that in mind, our management is refining its business plan regarding various funding options.  However, no assurances can be given that the Company will be able to obtain sufficient working capital through the sale of its common stock and/or borrowing or that the development and implementation of the Company’s business plan will generate sufficient future revenues to sustain ongoing operations. In addition, as discussed below, our ability to pursue additional revenue generating opportunities has been hampered by its involvement in the Zavanna litigation.  It is likely that we will continue to incur significant legal fees until the litigation is ultimately resolved.  The combination of these factors raises substantial doubt with our auditor about the Company’s ability to continue as a going concern.

On November 20, 2007, we were served with a complaint alleging breach of contract, misappropriation of confidential and proprietary information and of trade secret and claims under the Colorado Uniform Trade Secrets Act, fraud, declaratory relief declaring any agreements of release to be void and unenforceable as they were obtained by fraudulent inducement, declaration of accounting and constructive trust for all proceeds and profits from the alleged misappropriation, injunctive relief for return of all allegedly misappropriated information and cessation of use, civil theft of business values, and tortuous interference with contract. The Plaintiffs seek compensatory and punitive damages in an unspecified amount, prejudgment interest, declaratory relief, injunctive relief, accounting, and attorneys’ fees. Management believes the causes of action are without merit and intends to defend its rights vigorously. On January 17, 2008, we filed a countersuit claiming abuse of process, intentional interference with an existing business and contractual relations, commercial disparagement and conspiracy.  The lawsuit has continued to negatively impact our ability to pursue additional opportunities and/or acquire additional oil and gas prospects.  A further result of the lawsuit has been the sale of certain assets in order to fund our ongoing operations.  The litigation is currently in the discovery phase.  As of the date of this report, the ultimate outcome of the litigation cannot be reasonably estimated.  See further discussion of outstanding legal proceedings in Item 3.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements at December 31, 2008.

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Item 8. Financial Statements and Supplementary Data.

The Company’s financial statements required to be included in Item 8 are set forth in the Index to Financial Statements set forth on page F-1 of this Annual Report.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

There have been no disagreements in the applicable period.

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Item 9A(T). Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2008.  Based on this evaluation, our Principal Executive Officer and our Principal Financial Officer concluded that our disclosure controls and procedures were effective, at the reasonable assurance level, during the period and as of the end of the period covered by this Annual Report to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosures.  However, as discussed below, the subsequent discovery of the omission of certain required disclosures relating to our specific controls over financial reporting has caused us to conclude that our disclosure controls and procedures were not fully effective.

Our management, including our Principal Executive Officer and Principal Financial Officer, does not expect that our disclosure controls or procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.  Further, the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s Report on Internal Control Over Financial Reporting

Our internal controls over financial reporting are designed by, or under the supervision of our Principal Executive Officer and Principal Financial Officer or persons performing similar functions, and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that:

▪	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

▪
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

▪	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition or disposition of our assets that could have a material effect on the financial statements.

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008, based on the control criteria established in a report entitled Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, our management initially concluded that our internal control over financial reporting was effective as of December 31, 2008.  However, in July 2009, we received a letter from the SEC indicating that the Section 302 Officer Certifications accompanying our 2008 Annual Report on Form 10-K, filed on April 8, 2009, did not contain specific reference to internal controls over financial reporting, but rather, referred simply to internal controls.  The report on internal controls over financial reporting included in this amended Annual Report was also not included in the filing of our Annual Report on form 10-K.  The subsequent discovery of this oversight is an indication that such controls, as they related to the report and Officer Certifications, were in fact not effective at the time of our original filing.  Subsequently, we have implemented processes designed to prevent the future recurrence of this oversight.  Our management believes that the internal controls over financial reporting, as they relate to the remainder of the 2008 Annual Report on Form 10-K, were effective as of the date of the original filing.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act during either the fiscal year ended December 31, 2008, or the fourth quarter of such fiscal year, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

Item 9B. Other Information.

There is no other information required to be disclosed during the fourth quarter of the fiscal year covered by this Annual Report.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Executive Officers and Directors

The following table sets forth information concerning current executive officers and directors as of April 8, 2009:

Name	Age	Position
Bradley M. Colby	52	Director, President, CEO and Treasurer
John Anderson	45	Director
Paul E. Rumler	55	Director and Secretary
Kirk Stingley	42	Chief Financial Officer

Bradley M. Colby was appointed as our President, Chief Executive Officer, Treasurer and Director on November 4, 2005. Mr. Colby has over 25 years of experience in exploration and production land and geological work, including the acquisition and disposition of producing properties, prospect generation and development, and the marketing and sale of multiple drilling joint ventures. Prior to joining the Company, Mr. Colby was a principal at Westport Petroleum, Inc. since December 2001, where he bought and sold producing properties for his account. From March 2000 to November 2001, Mr. Colby was the President, Chief Executive Officer and a Director of Kern County Resources Ltd., a private oil and gas exploration and production company he founded. Mr. Colby received a B.S. in Business-Minerals Land Management from the University of Colorado in 1979 and had studied petroleum engineering at the Colorado School of Mines.

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John Anderson was appointed as a Director on November 4, 2005. Since May 2004, Mr. Anderson has been President, Chief Executive Officer, Secretary, Treasurer and a Director of Strategic Resources Ltd. (f/k/a Key Gold Corporation), a publicly traded Nevada corporation in the business of exploring, acquiring and developing advanced precious metals and base metal properties (previously involved in the exploration and mining for precious and non-precious metals and other mineral resources in China). From December of 1994 to the present, Mr. Anderson has been President of Axiom, a personal consulting and investing company primarily involved in capital raising for private and public companies in North America, Europe, and Asia. From February of 2001 to the present, he has served as a Director of Westcorp Energy, Inc., a publicly traded Nevada corporation, and from March of 2003 to the present as its President and Chief Executive Officer. Mr. Anderson holds a B.A. from University of Western Ontario.

Paul E. Rumler was appointed as a Director on July 26, 2007, and became the corporate Secretary on October 22, 2007. For more than the preceding five years, Mr. Rumler has been the principal shareholder and the managing shareholder at Rumler Tarbox Lyden Law Corporation, PC, in Denver, Colorado. He is a business attorney, whose areas of practice include general corporate and business planning matters and mergers and acquisitions, primarily in the closely held market place. Mr. Rumler is also a shareholder and a member of the Board of Directors of Stargate International, Inc., a manufacturer located in the Denver, Colorado, metropolitan area.

Kirk A. Stingley was appointed as Chief Financial Officer effective June 2, 2008.  Mr. Stingley was employed by Adam James Consulting from January 2008 to May 2008, where he provided accounting consulting services.  Prior to that, Mr. Stingley was employed by Sports Authority from December 2003 to January 2008, where he served as the Director of Internal Audit and as Director of Online Operations.  Mr. Stingley began his career with Coopers & Lybrand in Houston, Texas and Denver, Colorado, where he worked from July 1988 to August 1992 and provided auditing and consulting services to a number of private and publicly traded companies whose principle activities involved the exploration, development and operation of oil and gas properties.  Mr. Stingley holds an active CPA license in Colorado.

There are no family relationships among any of the Company’s directors, executive officers or key employees.

Mr. Anderson is an independent director. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. All directors participate in the consideration of director nominees. The Company does not have a policy with regard to attendance at board meetings. The Company’s board of directors held three formal meetings during the year ended December 31, 2008, at which each then-elected director was present. All other proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporation Law and the bylaws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

The Company does not have a policy with regard to consideration of nominations of directors. Nominations for directors are accepted from Company security holders. There is no minimum qualification for a nominee to be considered by the Company’s directors. All of the Company’s directors will consider any nomination and will consider such nomination in accordance with his or her fiduciary responsibility to the Company and its stockholders.

Security holders may send communications to the Company’s board of directors by writing to Eternal Energy Corp., 2549 West Main Street, Suite 202, Littleton, Colorado 80120, attention Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

Committees

The Company does not have standing audit, nominating or compensation committees of the board of directors, or committees performing similar functions, and therefore the entire board of directors performs such functions. The Company’s common stock is not currently listed on any national exchange and are we not required to maintain such committees by any self-regulatory agency. Management does not believe it is necessary for the board of directors to appoint such committees because the volume of matters that currently and historically has come before the board of directors for consideration permits each director to give sufficient time and attention to such matters to be involved in all decision making.

The Company does not currently have an audit committee financial expert. Management does not believe it is necessary to for the board of directors to designate an audit committee financial expert at this time due to our limited operating history and the limited volume of matters that come before the board of directors requiring such an expert.

Compensation Committee Interlocks and Insider Participation

The entire Board of Directors performed the functions of a compensation committee.  With the exception of Mr. Anderson, all members of the Company’s Board of Directors are either employees or officers of the Company, or both.  Mr. Anderson is an independent director.

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Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires officers, directors and persons who own more than 10% of any class of the Company’s securities registered under Section 12(g) of the Exchange Act to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Brad Colby, the Company’s officer and director, failed to timely file a Form 4 with respect to his acquisition of securities in 2008; there was one late report that included one transaction.  Based solely on its review of copies of such reports, management believes it complied with all other filing requirements of Section 16(a) applicable to the Company’s officers, directors and 10% stockholders during the year ended December 31, 2008.

Code of Ethics

The Company adopted a code of ethics that applies to all of its executive officers and employees. Copies of the Company’s code of ethics are available free of charge. Please contact Mr. Bradley M. Colby at (303) 798-5235 to request a copy of our code of ethics. Management believes the Company’s code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provides full, fair, accurate, timely and understandable disclosure in public reports; complies with applicable laws; ensures prompt internal reporting of code violations; and provides accountability for adherence to the code.

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Item 11. Executive Compensation.

The Company does not currently compensate its directors in cash for their service as members of the board of directors. However, the Company does reimburse its directors for reasonable expenses in connection with attendance at board meetings.

The following table sets forth certain annual and long-term compensation paid to the Company’s Chief Executive Officer and its executive officers.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Bradley M. Colby, President, CEO and Treasurer	2008	174,000	None	None	32,250	None	None	None	174,000
	2007	125,000	None	None	None	None	None	None	125,000
	2006	62,301	25,000	None	None	None	None	None	87,301
Kirk Stingley, Chief Financial Officer	2008	80,500	None	None	39,988	None	None	None	80,500

Employment Agreements

On December 9, 2005, the Company entered into an Employment Agreement with Bradley M. Colby, in connection with his appointment as the Company’s President, Chief Executive Officer, Treasurer, Chief Financial Officer and Secretary, which agreement had an effective date of November 7, 2005. The Employment Agreement was amended effective December 4, 2006. The Employment Agreement, as amended, provides that Mr. Colby was entitled to a signing bonus of $125,000, payable directly to him or on his behalf, and an annual salary of $90,000 (an increase from $60,000 by amendment), as well as a discretionary annual bonus. In addition, Mr. Colby was granted an option to purchase 1,443,800 shares of our common stock at a per share exercise price of $1.00, which option will vest in an equal amount every six months over a period of three years from the effective date of the original Employment Agreement. The Employment Agreement, as amended, which has a two-year term from the effective date of the original Employment Agreement, also provides that all of the shares of the Company’s common stock held of record or beneficially by Mr. Colby are subject to a repurchase right in favor of the Company as follows. The original Employment Agreement provided for the following repurchase rights: with respect to the 2,500,000 shares held of record by Mr. Colby, 25% of such shares will be released from the repurchase right at the beginning of every six-month period beginning on the November 7, 2005, such that all of such shares will be released from the repurchase right on November 7, 2007. The amended Employment Agreement provides that with respect to the 2,500,000 shares held of record by Mr. Colby, 25% of the Executive Shares shall be released from the Repurchase Right on the date that is six months from the effective date of the Employment Agreement, an additional 25% shall be released on the date that is one year from the effective date of the Employment Agreement and the remaining 50% shall be released on the date that is 18 months from the effective date of the Employment Agreement such that all 2,500,000 shall be released from the Repurchase Right on the 18 month anniversary of the Employment Agreement. The Employment Agreement further provides that, with respect to the 750,000 shares held beneficially by Mr. Colby, 100% of such shares will be released from the repurchase right at the one-year anniversary of the effective date of the original Employment Agreement. Mr. Colby disclaims beneficial ownership to the 750,000 shares, which are held of record by five members of his immediate family. The Employment Agreement also imposes certain transfer restrictions on all of these shares, which are in addition to those imposed by applicable federal and state securities laws. In the event that Mr. Colby’s employment is terminated by the Company without cause or for good reason, then Mr. Colby will be entitled to a severance payment equal to one year of his salary, any unvested portion of his option will vest in full immediately, and the repurchase right will terminate immediately with respect to all of the 3,250,000 shares held by Mr. Colby. On July 26, 2007, the Company’s board of directors further amended the employment agreement with Mr. Colby, effective August 1, 2007. The amended agreement contains the following terms: (1) Mr. Colby is a now full-time employee of the Company; (2) his annual base salary is increased from USD$90,000 to USD$174,000; (3) the term of the employment agreement is extended from its original termination date of November 7, 2007, to October 31, 2009; and (4) Mr. Colby and his dependents are to receive the following benefits: group health, vision, and dental insurance.

On May 28, 2008, the Company entered into a two-year Employment Agreement with Kirk A. Stingley in connection with his appointment as the Company’s Chief Financial Officer, effective June 2, 2008.  Unless extended, the Employment Agreement will expire on June 1, 2010.  The Employment Agreement provides that Mr. Stingley is entitled to an annual salary of $138,000 as well as a discretionary annual bonus. In addition, Mr. Stingley was granted an option to purchase 1,000,000 shares of our common stock at a per share exercise price of $0.18, which approximated the market price of the Company’s stock as of the date of grant.  The option will vest in an equal amount every six months over a period of two years from the date of the Employment Agreement.  The Employment agreement also provides that Mr. Stingley and his dependents are to receive the following benefits:  group health, vision, and dental insurance.

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Outstanding Equity Awards at Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options Exercisable**	Number of Securities Underlying Unexercised Options Unexercisable**	Option Exercise Price	Option Expiration Date
Bradley M. Colby	1,443,800	-	1.00	11/7/2010
	500,000	500,000	$0.17	10/1/2013
John Anderson	550,000	100,000	$0. 2458	12/4/2011
Paul E. Rumler	100,000	200,000	$0.2458	7/26/2012
Kirk Stingley	250,000	750,000	0.18	6/2/2013

** See above for vesting schedules.

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Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth certain information regarding the shares of common stock beneficially owned or deemed to be beneficially owned as of April 8, 2009 by: (i) each person known to beneficially own more than 5% of the Company’s common stock, (ii) each of the Company’s directors, (iii) the executive officers named in the summary compensation table, and (iv) all such directors and executive officers as a group.

Except as indicated by the footnotes below, management believes, based on the information furnished to the Company, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of the Company’s common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, the Company deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 8, 2009.  The Company did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares of Common	Percent of Common
	Stock Beneficially	Stock Beneficially
Name of Beneficial Owner / Management and Address	Owned (1)	Owned (1)
Bradley M. Colby (2)	5,193,800	10.8%
John Anderson (3)	550,000	1.1%
Paul E. Rumler (4)	150,000	0.3%
Kirk Stingley (5)	250,000	0.5%
Matthew B. Peppler (6)	2,415,000	5.0%
Dennis Eldjarnson (7)	2,800,000	5.8%
RAB Special Situations (Master) Fund Ltd. (8)	2,995,000	6.2%
All directors and executive officers as a group (4 persons)	6,143,800	12.7%

Notes to Beneficial Ownership Table:

(1) Applicable percentage ownership is based on 44,550,000 shares (post-split) of common stock outstanding at April 8, 2009. The number of shares of common stock owned are those “beneficially owned” as determined under the rules of the Securities and Exchange Commission, including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right.

(2) Includes 2,500,000 shares (post-split) owned by Mr. Colby and an aggregate of 750,000 shares (post-split) owned by five members of his immediate family as to which he disclaims beneficial ownership. Also includes 1,943,800 shares exercisable within sixty (60) days of April 8, 2009 pursuant to an option. The business address for this person is 2549 W. Main Street, Suite 202, Littleton, Colorado 80120.

(3) Includes 550,000 shares underlying options exercisable within sixty (60) days of April 8, 2009. The business address for this person is Suite 916-925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

(4) Includes 150,000 shares underlying options exercisable within sixty (60) days of April 8, 2009. The business address for this person is 1777 South Harrison Street, Suite 1250, Denver, Colorado 80210.

(5) Includes 250,000 shares underlying options exercisable within sixty (60) days of April 8, 2009.  The business address for this person is 2549 W. Main Street, Suite 202, Littleton, Colorado 80120.

(6) The business address for this person is 100 Wilshire Blvd., Suite 2080, Santa Monica, California 90401.

(7) The business address for this person is Suite 1801 - 1 Yonge Street, Toronto, Canada M5E 1W7

(8) The business address for this person is c/o RAB Capital Plc, 1 Adam Street, London WC2N 6LE, United Kingdom.

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Item 13. Certain Relationships and Related Transactions, and Director Independence.

In October 2007, the Company acquired certain exploratory oil and gas leases and exclusive licenses to use a down-hole gas/water device from entities owned by its Chairman and Chief Executive Officer.  Under the terms of the original agreement, the Company paid $125,000 for the oil and gas leases and retained the option to acquire certain exclusive technology licensing rights in exchange for future annual payments of $250,000 on each of December 31, 2008 and December 31, 2009.  The Company had the option to settle these obligations with cash or through the issuance of an equivalent value in shares of the Company’s common stock.

In addition, the Company reimbursed one of the related entities $20,000 for amounts paid to Zavanna Canada Corp.  The Company is required to drill and equip two wells, and may cancel this agreement after the two required wells have been drilled and the first $250,000 payment has been made.  The Company was required to drill one of these wells by December 31, 2008.  The Company did not drill the required well in 2008 and, consequently, fell into a condition of technical default with respect the original agreement.

One license agreement required the Company to pay $25,000 in September 2007 and further requires the Company to purchase ten devices each year, beginning in 2008, at a cost of approximately $4,000 per device.  In addition, the grantor of the license will receive a 2% royalty on each well on which the device is used.  The license expires in January 2012 and can be extended for 5 years at a cost of $300,000.

The second license required a payment of $35,000 on March 30, 2008 and future annual payments of $10,000. The Company is required to pay $500 for each device purchased and give to the grantor of the license a 5% working interest in each well on which the devise is used.  In order to retain exclusive rights to the device license, the Company was required to purchase and install 20 devices in Canada by June 30, 2008.  The Company did not purchase and install the required number of devices in 2008 and, therefore, the license is no longer exclusive.

The third license requires the Company to make an annual payment of $6,000 and to give to the grantor of the license a 5% working interest in each well on which the devise is used.  In order to retain exclusive rights to the device license, the Company was required to purchase and install five devices in the United States by June 30, 2008.  The Company did not purchase and install the required number of devices and, therefore, the license is no longer exclusive.

The oil and gas leases acquired in connection with the licenses expired in 2008 and, accordingly, have been removed from the Company’s financial statements.

In December 2008, as a result of the Company not maintaining an exclusive right to the use of the down-hole technology, the Company received a notification from one of the related entities of its desire to remarket the licenses to third parties.  As a result, the original licensing agreement between the Company and the related entity was amended.  The amended agreement relieves the Company of its obligation to make the $250,000 payments to the related entity, originally scheduled for December 2008 and 2009, and enables such entity to freely market the technology.  Furthermore, the related party has agreed to work in good faith to reimburse the Company for its investment in the original technology and to secure the granting of a 1% overriding royalty interest in favor of the Company for any wells in which the technology used to generate production.   As a result of the amended agreement, the Company has been relieved of its liability to the related entities and has reduced the carrying value of the license by $500,000.

In connection with the acquisition of the licenses, the Company obtained an option to purchase all of the outstanding shares of Heritage Natural Gas Company in exchange for 25 million shares of the Company’s common stock.  The Company is periodically required to make certain contingent payments through June 30, 2010 to retain this option, which expires on December 31, 2010.

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Item 14. Principal Accountant Fees and Services.

For the years ended December 31, 2008 and 2007, Kelly & Co. (“Kelly”) audited the Company’s financial statements and provided tax return and tax related services.

The aggregate fees billed for professional services by Kelly for the years ended December 31, 2008 and 2007 were as follows:

	2008	2007

Audit Fees	$32,125	$30,463

Audit Related Fees (1)	$24,825	$22,622

Tax Fees	$0	$0

All Other Fees (2)	$0	$8,715

Total	$56,950	$61,800

(1) Quarterly review fees, Amendments to 10-KSB (2007) and 10-Q (2007 Q1).
(2) Registration statement review fees.

It is the Board’s policy and procedure to approve in advance all audit engagement fees and terms and all permitted non-audit services provided by the Company’s independent auditors. The Company believes that all audit engagement fees and terms and permitted non-audit services provided by its independent auditors as described in the above table were approved in advance by our Board.

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PART IV

Item 15. Exhibits, Financial Statement Schedules.

INDEX TO EXHIBITS

Exhibit	Description of Exhibit

3(i).1	Articles of Incorporation filed with the Nevada Secretary of State on July 25, 2003. (Incorporated by reference to Exhibit 3.1 of our Form 10-SB filed August 18, 2004.)
3(i).2	Certificate of Change filed with the Nevada Secretary of State effective November 7, 2005. (Incorporated by reference to Exhibit 3(i).2 of our Current Report on Form 8-K filed November 9, 2005.)
3(i).3	Articles of Merger filed with the Nevada Secretary of State effective November 7, 2005. (Incorporated by reference to Exhibit 3(i).3 of our Current Report on Form 8-K filed November 9, 2005.)
3(ii).1	Bylaws, adopted July 18, 2003. (Incorporated by reference to Exhibit 3.2 of our Form 10-SB filed August 18, 2004.)
3(ii).2	Amendment No. 1 to Bylaws, adopted November 4, 2005. (Incorporated by reference to Exhibit 3(ii) of our Current Report on Form 8-K filed November 9, 2005.)
10.1
Agreement and Plan of Merger between Golden Hope Resources Corp. (renamed Eternal Energy Corp.) and Eternal Energy Corp., filed with the Nevada Secretary of State effective November 7, 2005. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed November 9, 2005.)

10.2
Purchase and Sale Agreement between Eternal Energy Corp. and Merganser Limited, dated November 7, 2005. (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed November 9, 2005.)

10.3	Form of Subscription Agreement for November 2005 private placement. (Incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed November 9, 2005.)
10.4	Form of Common Stock Purchase Warrant for November 2005 private placement. (Incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed November 9, 2005.)
10.5	Registration Rights Agreement for November 2005 private placement. (Incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K filed November 9, 2005.)
10.6
Letter Agreement by and between Eternal Energy Corp. and International Frontier Resources Corporation. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed December 5, 2005.)

10.7	Employment Agreement by and between Eternal Energy Corp. and Bradley M. Colby. (Incorporated by reference to Exhibit 10.1 of our Amended Current Report on Form 8-K/A filed June 29, 2006).
10.7(b)
Excerpt from the minutes of the Board of Directors meeting on July 26, 2007, setting forth the terms of the Second Amendment to Employment Agreement by and between Eternal Energy Corp. and Bradley M. Colby. (Incorporated by reference to Exhibit 10.1(b) of our Current Report on Form 8-K filed on September 27, 2007).

10.8
First Amendment to Employment Agreement by and between Eternal Energy Corp. and Bradley M. Colby (Incorporated by reference to Exhibit 10.1(a) of our Current Report on Form 8-K filed December 8, 2006).

10.9
Letter Agreement by and between Eternal Energy Corp. and International Frontier Resources Corporation Relating to Quad 41 and Quad 42 dated January 30, 2006. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed February 3, 2006.)

10.10
Amended and Restated Letter Agreement by and between Eternal Energy Corp. and International Frontier Resources Corporation Relating to Quad 14 dated January 30, 2006. (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed February 3, 2006.)

10.11
Finder’s Fee Agreement by and between Eternal Energy Corp. and Taverham Company Ltd. dated January 30, 2006. (Incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed February 3, 2006.)

10.12	Form of Subscription Agreement for March 2006 private placement. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed March 8, 2006.)
10.13	Form of Common Stock Purchase Warrant for March 2006 private placement. (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed March 8, 2006.)
10.14	Form of Registration Rights Agreement for March 2006 private placement. (Incorporated by reference to Exhibit 10.1 of our Amended Current Report on Form 8-K/A filed March 29, 2006.)
10.15	Letter Agreement between us and Eden Energy Corp. dated April 15, 2006 (Incorporated by reference to Exhibit 10.1 our Current Report on Form 8-K filed April 21, 2006).
10.16
Letter Agreement effective as of May 19, 2006, by and among Eternal Energy Corp., International Frontier Resources Corporation, Palace Exploration Company Limited, Oilexco Incorporated, and Challenger Minerals (North Sea) Limited (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed May 23, 2006).

10.17
Letter Agreement dated October 15, 2006, by and among Eternal Energy Corp., Fairway Exploration, LLC, Prospector Oil, Inc., and 0770890 B.C. Ltd. (Incorporated by reference to Exhibit 10.17 of our Annual Report on Form 10-KSB filed April 16, 2007).

10.18
Letter Agreement dated October 26, 2006, by and among Eternal Energy Corp., Fairway Exploration, LLC, Prospector Oil, Inc., 0770890 B.C. Ltd., and Rover Resources Inc. (Incorporated by reference to Exhibit 10.18 of our Annual Report on Form 10-KSB filed April 16, 2007).

10.19
Letter Agreement dated February 28, 2007, by and among Eternal Energy Corp., Pebble Petroleum Inc., Emerald Bay Holdings Ltd., and Heartland Resources Inc. (Incorporated by reference to Exhibit 10.19 of our Annual Report on Form 10-KSB filed April 16, 2007).

10.20	Agreement To Terminate DGWS Option (Incorporated by reference to Exhibit 10.20 of our Quarterly Report on Form 10-Q filed May 15, 2009.
10.21	Employment Agreement by and between Eternal Energy Corp. and Craig Phelps dated August 1, 2007 (Incorporated by reference to Exhibit 10.21 of our Quarterly Report on Form 10-Q filed May 15, 2009).
10.22	Employment Agreement by and between Eternal Energy Corp. and Kirk A. Stingley dated June 2, 2008 (Incorporated by reference to Exhibit 10.21 of our Quarterly Report on Form 10-Q filed May 15, 2009).
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of our Annual report on Form 10-K filed April 8, 2008)
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*   Filed herewith.
** Portions omitted pursuant to a request for confidential treatment.

28

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETERNAL ENERGY CORP.

By:	/s/ BRADLEY M. COLBY
Bradley M. Colby
President, Chief Executive Officer and Director

Date: December _, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ BRADLEY M. COLBY	President, Chief Executive Officer and Director	December _, 2009
Bradley M. Colby	(Principal Executive Officer)

/s/ KIRK A. STINGLEY	Chief Financial Officer	December _, 2009
Kirk A. Stingley	(Principal Financial Officer and Principal Accounting Officer)

/s/ JOHN ANDERSON	Director	December _, 2009
John Anderson

/s/ PAUL RUMLER	Secretary and Director	December _, 2009
Paul Rumler

29

Eternal Energy Corp.

Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

Eternal Energy Corp.

Index to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Eternal Energy Corp.

We have audited the accompanying balance sheets of Eternal Energy Corp. as of December 31, 2008 and 2007, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2008. Eternal Energy Corp.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eternal Energy Corp. as of December 31, 2008 and 2007, and the results of its operations and its cash flows each of the years in the two-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, Financial Results, Liquidity and Management's Plan, to the financial statements, the Company has incurred net losses for the years ended December 31, 2008 and 2007 of $328,605 and $566,490, respectively and must rely on the sale of its common stock and borrowing until it is able to successfully implement its business plan and generate sufficient revenues in the future to sustain its ongoing operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the financial statements, certain errors to the financial statements as of and for the year ending December 31, 2007 were discovered by the Company’s management during 2009.  These errors were misstatements that resulted in a restatement of the financial statements as of and for the years ended December 31, 2008 and 2007.  We have audited the adjustments described in Note 2 and, in our opinion, such adjustments are appropriate and are presented fairly.

Kelly & Company
Costa Mesa, California
April 8, 2009
December 17, 2009

Eternal Energy Corp.

Balance Sheet

As of December 31, 2008 and 2007

	2008	2007
	(Restated)	(Restated)
Current assets:
Cash	$727,701	$791,891
Prepaid expenses	9,266	46,966
Advances	-	165,000
Total current assets	736,967	1,003,857

Spud fees receivable	750,000	500,000
Equipment and leasehold improvements, net of accumulated depreciation and amortization of $54,669 and $19,625, respectively	60,242	90,282
Oil and gas properties – subject to amortization, net of accumulated depletion of $57,667 and $30,107, respectively	2,324,154	2,315,733
Oil and gas properties – not subject to amortization	1,324,400	1,399,818
Assets held for sale	38,000	-
Licenses	-	684,000
Deposits	1,604,366	1,536,130

Total assets	$6,838,129	$7,529,820

Current liabilities:
Accounts payable and accrued liabilities	$98,808	$177,308
Accrued officer's compensation	43,101	43,101
Due to related party	-	250,000
Accrued oil and gas interests	444,738	100,954
Total current liabilities	586,647	571,363

Due to related party - non-current	-	250,000
Total liabilities	$586,647	$821,363

Commitments and contingencies

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Balance Sheet

As of December 31, 2008 and 2007

	2008	2007
	(Restated)	(Restated)

Stockholders' equity:
Common stock, $.001 par value, 875,000,000 shares authorized, 44,550,000 shares issued and outstanding	44,550	44,550
Additional paid-in capital	9,039,131	8,588,803
Accumulated deficit	(2,832,199)	(1,924,896)
Total stockholders' equity	6,251,482	6,708,457
Total liabilities and stockholders' equity	$6,838,129	$7,529,820

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Statements of Operations

For Each of the Two Years in the Period Ending December 31, 2008

	2008	2007
	(Restated)	(Restated)

Gain on the sale of oil and gas property – excluded from amortizable pool, net of costs	$425,372	$-
Gain on the sale of equity investment	-	871,278
Spud fee revenue	750,000	1,249,991
Oil and gas sales	142,838	317,135
Drilling refund	121,453	-

Total revenue	1,439,663	2,438,404

Operating expenses:
Oil and gas operating expenses	504,786	369,516
Down-hole gas and water license royalties	51,000	-
Impairment of oil & gas properties	2,782	1,538,416
General and administrative expenses	692,832	627,543
Stock-based compensation	450,328	320,892
Professional fees	482,887	249,845
Depreciation, depletion and amortization	246,604	49,732

Total operating expenses	2,431,219	3,155,944

Total operating loss	(991,556)	(717,540)

Interest income	84,253	52,165

Net loss	$(907,303)	$(665,375)

Net loss per common share:
Basic and diluted	$(0.02)	$(0.02)

Weighted average number of shares outstanding:
Basic and diluted	44,550,000	42,937,978

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Statements of Stockholders' Equity

For Each of the Two Years in the Period Ended December 31, 2008

			Additional		Total
	Common Stock		Paid-In	Accumulated	Stockholders
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2006 (Restated)	42,550,000	$42,550	$1,549,337	$2,761,591	$4,353,478

Cumulative effect of accounting change	-	-	6,091,061	(4,021,112)	2,069,949
Stock-based compensation	-	-	320,892	-	320,892
Shares issued in acquisition of oil and gas properties	2,000,000	2,000	627,513	-	629,513
Net loss	-	-	-	(665,375)	(665,375)
Balance, December 31, 2007 (Restated)	44,550,000	$44,550	$8,588,803	$(1,924,896)	$6,708,457

Stock-based compensation	-	-	450,328	-	450,328
Net loss	-	-	-	(907,303)	(907,303)
Balance, December 31, 2008 (Restated)	44,550,000	$44,550	$9,039,131	$(2,832,199)	$6,251,482

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Statements of Cash Flows

For Each of Two Years in the Period Ended December 31, 2008

	2008	2007
	(Restated)	(Restated)

Cash flows provided by (used for) operating activities:
Net loss	$(907,303)	$(665,375)
Adjustments to reconcile net loss to net cash used by operating activities:
Non cash transactions:
Stock-based compensation	450,328	320,892
Depreciation, depletion and amortization	246,604	49,732
Dry hole costs incurred in prior year	-	1,309,179
Expensed oil and gas rights	-	237,050
Interest accrued on drilling deposits	(71,710)	-
Gain on the sale of equity investment	-	(871,278)
Gain on the sale of oil and gas properties, not subject to amortization	(425,372)	-
Changes in operating assets and liabilities:
Decrease in prepaid expense	37,700	(34,138)
Increase (decrease) in advances	165,000	(165,000)
Increase in other receivables	(250,000)	(500,000)
Decrease in accounts payable and accrued liabilities	(97,500)	(103,495)
Net cash provided by (used for) operating activities	(852,253)	(422,433)

Cash flows provided by (used for) investing activities:
Increase (decrease) in deposits	3,474	159,101
Proceeds from the sale of equity investment	-	877,353
Proceeds from the sale of oil and gas properties, not subject to amortization	1,190,135	-
Additions to oil and gas properties	(381,542)	(1,912,153)
Additions to equipment and leasehold improvements	(24,004)	(92,787)
Additions to down-hole licenses	-	(184,000)

Net cash provided by (used for) investing activities	788,063	(1,152,486)
Net increase (decrease) in cash	(64,190)	(1,574,919)
Cash - beginning of period	791,891	2,366,810
Cash - end of period	$727,701	$791,891

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Statements of Cash Flows

For Each of Two Years in the Period Ended December 31, 2008

Supplemental Disclosure of Cash Flow Information

	2008	2007
	(Restated)	(Restated)
Cash paid during the twelve-month periods for:
Interest	$-	$-
Income taxes	-	-

Significant non-cash transactions:
Acquisition of down hole licenses	$-	$500,000
Write-down of down hole licenses	(500,000)	-
Purchase of oil & gas properties	343,784	100,954

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

1.	Description of Business

Eternal Energy Corp. (the "Company") was incorporated in the state of Nevada in March 2003. The Company engages in the acquisition, exploration, development and producing of oil and gas properties. At December 31, 2008, the Company has entered into participation agreements related to oil and gas exploration projects in the Big Sand Spring Valley Prospect and the Cherry Creek Prospect, both located in Nye County, Nevada, and the Pebble Beach Prospect, located in North Dakota.  The Company also owns a 75% working interest in the South West extension of the West Ranch Field, located in Jackson County, Texas. In addition, the Company owns certain overriding royalty interests in oil and gas leases located in Utah, Colorado and Saskatchewan, Canada and has acquired licensing and usage rights to a certain down-hole gas and water separation technology, designed to stimulate the production of underperforming wells.

In 2007, the Company recorded sales of oil and gas produced in the West Ranch Field.  Because the Company recognized revenues beginning in 2007, it is no longer considered to be in the development stage.

2.	Correction of Errors and Reclassifications

In 2009, the Company discovered that certain transactions reported in its 2006, 2007 and 2008 financial statements were recorded incorrectly.  Specifically:

•
the Company had expensed its entire interest in the North Dakota prospect rather than expensing only the interest owned beneficially through its investment in Pebble Petroleum.  The Company sold its beneficial ownership interest sold in 2007 (Note 6).  The impact of this correction is an increase in oil and gas properties, not subject to amortization and a decrease in cost of prospects sold of $88,407 as of and for the year ended December 31, 2007.  The correction of this error did not impact the Company’s statement of cash flows for the year ended December 31, 2007;

•
amounts advanced to Rover Resources Inc. in 2007 were improperly recorded as investments in oil and gas properties and subsequently expensed upon the sale of the Company’s investment in Pebble Petroleum (Note 7).  The impact of this correction is an increase in advances of $165,000 as of December 31, 2007 and a decrease in cost of prospects sold of $165,000 for the year ended December 31, 2007.  The correction of this error did not impact the Company’s statement of cash flows for the year ended December 31, 2007;

•
the Company did not properly accrue costs associated with its 10% direct working interest in certain oil and gas leases located in North Dakota (Note 6).  The impact of this correction is an increase in oil and gas properties, not subject to amortization, an increase in accrued oil and gas interests, a decrease in cash provided by operations and a decrease in cash used for investing activities of $100,954 as of and for the year ended December 31, 2007;

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

•
a gain on the sale of the Company’s interest in Pebble Petroleum Inc. was improperly presented as a sale of an oil and gas prospect rather than as a gain on the sale of an equity investment (Note 7).  The impact of this correction is a decrease in revenue from the sale of prospects of $877,353, a decrease in the cost of prospects sold of $6,075, an increase in the gain recognized on the sale of an equity investment of $871,278, a decrease in cash provided by operating activities of $871,278 and a decrease in cash used for investing activities of $871,278 for the year ended December 31, 2007;

•
stock-based compensation expense for 2006, 2007 and 2008 was understated due to an incorrect application of SFAS No. 123(R), Share-Based Payment ("SFAS 123(R)") (Note 3).  The impact of this correction includes an increase to the Company’s beginning accumulated deficit balance as of January 1, 2007 in the amount of $94,597.  In addition, stock-based compensation expense for the years ended December 31, 2007 and 2008 was understated by $98,885 and $76,280, respectively.  The effect of this correction results in an increase in additional paid in capital and accumulated deficit balances as of December 31, 2007 and 2008 of $193,482 and $269,762, respectively.  The correction of this error did not impact the Company’s statements of cash flows for the years ended December 31, 2007 and 2008; and

•
the Company had incorrectly recognized the gross proceeds from the sale of its Steamroller Prospect as revenues and written off the specific costs associated with the Steamroller Prospect as costs of prospects sold.  The Company has subsequently changed its accounting treatment for the sale of its Steamroller Prospect to allocate a portion of the sales proceeds to the portion of the Company’s full cost pool that is not subject to amortization, based on the relative estimated fair market values of the prospects included in the pool as of the date of the Steamroller Prospect sale.  The impact of this correction is a decrease in oil and gas properties, not subject to amortization of $502,416 as of December 31, 2008, a decrease in revenue from the sale of prospects of $1,190,135, a decrease in the cost of prospects sold of $251,457, a decrease in general and administrative expenses of $10,888 and an increase in the gain recognized on the sale of an oil and gas prospect of $425,375 for the year ended December 31, 2008.  In addition, the impact of the correction of this error is a decrease in the amount of cash provided by operations and a decrease in the amount of cash used for investing activities, respectively, in the amount of $972,790 for the year ended December 31, 2008.

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

Given the materiality of the affected transactions and related account balances, the Company has elected to restate its 2007 and 2008 financial statements in order to correct the errors.  The restatements had the following net effects on the Company’s balance sheets, statements of operations and statements of cash flows as of and for the years ended December 31, 2007 and 2008:

		2007
	2007	as Previously
	Restated	Reported	Change

Advances	$165,000	$-	$165,000
Oil and gas properties (net)	3,715,551	3,526,190	189,361
Accrued oil and gas interests	100,954	-	100,954
Additional paid in capital	8,588,803	8,395,322	193,481
Accumulated deficit	(1,924,896)	(1,984,822)	59,926

Prospect sales	-	877,353	$(877,353)
Gain on sale of equity investment	871,278	-	871,278
Cost of prospects sold	-	259,482	(259,482)
Stock-based compensation	320,892	222,007	98,885
Net loss	(665,375)	(819,897)	154,522
Basic and diluted loss per share	$(0.01)	$(0.02)	$0.01
Cash provided by (used for) operating activities	(422,433)	549,799	(972,232)
Cash provided by (used for) investing activities	(1,152,486)	(2,124,718)	972,232

		2008
	2008	as Previously
	Restated	Reported	Change

Oil and gas properties (net)	$3,648,554	$4,150,970	$(502,417)
Additional paid in capital	9,039,131	8,769,369	269,762
Accumulated deficit	(2,832,199)	(2,060,020)	(772,179)

Prospect sales	-	1,190,135	$(1,190,135)
Cost of prospects sold	-	251,457	(251,457)
Gain on sale of oil and gas prospect	425,372	-	425,372
General and administrative expenses	692,832	703,720	(10,888)
Stock-based compensation	450,328	374,048	76,280
Net loss	(907,303)	(328,605)	(578,698)
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.02)
Cash provided by (used for) operating activities	(852,253)	75,535	(927,788)
Cash provided by (used for) investing activities	788,063	(139,725)	927,788

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

In addition, certain amounts from the previous year have been reclassified to conform to the current period presentation.

3.	Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

The Company records the sale of its interests in prospects when the terms of the transaction are final and the sales price is determinable. Spud fee revenue is recognized when drilling commences.  Working interest, royalty and net profit interests are recognized as revenue when oil and gas is sold.

Concentration of Credit Risk

At December 31, 2008, the Company had $477,701 on deposit that exceeded United States (FDIC) federally insurance limit of $250,000 per bank. The Company believes this credit risk is mitigated by the financial strength of the financial institution.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost. Expenditures for major additions and improvements are capitalized and depreciated over the estimated useful lives of the related assets using the straight-line method for financial reporting purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes, where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Equipment	3 years
Leasehold improvements	lesser of useful life or lease term

When equipment and improvements are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the Company's accounts and any resulting gain or loss is included in the results of operations for the respective period.

Expenditures for minor replacements, maintenance and repairs are charged to expense as incurred.

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

Oil and Gas Properties

The Company follows the full cost method of accounting for its investments in oil and gas properties. Under the full cost method, all costs associated with the exploration of properties are capitalized into appropriate cost centers within the full cost pool.  Internal costs that are capitalized are limited to those costs that can be directly identified with acquisition, exploration, and development activities undertaken and do not include any costs related to production, general corporate overhead, or similar activities.  Cost centers are established on a country-by-country basis.

Capitalized costs within the cost centers are amortized on the unit-of-production basis using proved oil and gas reserves.    The cost of investments in unproved properties and major development projects are excluded from capitalized costs to be amortized until it is determined whether or not proved reserves can be assigned to the properties. Until such a determination is made, the properties are assessed annually to ascertain whether impairment has occurred.   The costs of drilling exploratory dry holes are included in the amortization base immediately upon determination that the well is dry.

For each cost center, capitalized costs are subject to an annual ceiling test, in which the costs shall not exceed the cost center ceiling.  The cost center ceiling is equal to i) the present value of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions ;  plus ii) the cost of properties not being amortized ; plus iii) the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less iv) income tax effects related to differences between the book and tax basis of the properties.   If unamortized costs capitalized within a cost center, less related deferred income taxes, exceed the cost center ceiling, the excess is charged to expense and separately disclosed during the period in which the excess occurs.

Equity Investments

The Company utilizes the Cost Method of Accounting for equity investments in companies in which the Company owns less that 20% of the voting stock and over which the Company does not possess significant influence or control.  Under the Cost Method of Accounting, the Company does not record its share in the earnings and losses of the companies in which it has an investment.  Rather, the investment is maintained at its original cost.  Gains or losses are recognized on the sale or disposition of such investments to the extent that the proceeds received exceed or are less than the original cost of the investment.

Fair Value of Financial Instruments

In accordance with the requirements of Financial Accounting Standards Board's (“FASB”) Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosures about Fair Value of Financial  Instruments, the Company has determined the estimated fair value of its financial instruments using available market information and appropriate valuation methodologies. Due to their short-term maturity, the fair value of financial instruments classified as current assets and current liabilities approximates their carrying values.

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

Accounting for Share-Based Compensation

In December 2004, the FASB issued SFAS No. 123(R) ("SFAS 123(R)"), Share-Based Payment. This pronouncement amends SFAS No. 123, Accounting for Stock-Based Compensation, and ("SFAS 123") and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). SFAS 123(R) requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. The Company adopted SFAS 123(R) on January 1, 2006, using the modified prospective method and, accordingly, has not restated the consolidated statements of operations for periods prior to January 1, 2006. Under SFAS 123(R), the Company is required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in its statements of operations over the service period that the awards are expected to vest. As permitted under SFAS 123(R), the Company has elected to recognize compensation cost for all options with graded vesting on a straight-line basis over the vesting period of the entire option.

Prior to January 1, 2006, the Company accounted for share-based payment, as permitted by SFAS 123, under the intrinsic value method described in APB 25. Under the intrinsic value method, no share-based employee compensation cost is recorded when the exercise price is equal to, or higher than, the market value of the underlying common stock on the date of grant.

Basic and Diluted Loss Per Share

Basic loss per common share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed in the same way as basic loss per common share except that the denominator is increased to include the number of additional common shares that would be outstanding if all potential common shares had been issued and if the additional common shares were dilutive. Diluted loss per common share for the years ended December 31, 2008 and 2007 is computed in the same way as basic loss per common share, as the inclusion of additional common shares that would be outstanding if all potential common shares had been issued would be anti-dilutive.  See Note 9 for the calculation of basic and diluted weighted average common shares outstanding for the years ended December 31, 2008 and 2007.

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax benefits and consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Deferred income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to the taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent obligations in the financial statements and accompanying notes. The Company's most significant assumptions are the estimates used in the determination of the deferred income tax asset valuation allowance, the valuation of oil and gas reserves to which the Company owns mineral rights and the valuation of the Company’s common shares that were issued for obligations. The estimation process requires assumptions to be made about future events and conditions, and as such, is inherently subjective and uncertain. Actual results could differ materially from these estimates.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. This interpretation was adopted by the Company as of January 1, 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurements and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. SFAS 157 is effective for the Company’s year beginning January 1, 2008 and has been applied prospectively. The adoption of SFAS 157 has not had a material impact on the Company’s financial position or reported results of operations.

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159").  SFAS 159 permits an entity to choose, at specified election dates, to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity is required to report unrealized gains and losses on items for which the fair value option has been elected in its results of operations at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company) and interim periods within those fiscal years. At the effective date, an entity may elect the fair value option for eligible items that exist at that date. The entity shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. The Company has not elected to measure its financial instruments and/or other eligible assets at their fair market values.  Consequently, the adoption of SFAS 159 has not had a material impact on the Company’s financial position or reported results of operations.

In December 2007, the FASB ratified the final consensuses in Emerging Issues Task Force, or EITF, Issue No. 07-1, "Accounting for Collaborative Arrangements," (“Issue 07-1”), which requires certain income statement presentation of transactions with third parties and of payments between parties to the collaborative arrangement, along with disclosure about the nature and purpose of the arrangement.  Issue 07-1 is effective for the Company’s year beginning January 1, 2009.  The Company does not expect Issue 07-1 to have a significant impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS  141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) requires an acquiring company to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date, with limited exceptions.  This Statement also requires the acquiring company in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquired company, at the full amounts of their fair values.  SFAS 141(R) makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this Statement.  This Statement is effective for the Company’s financial statements beginning January 1, 2009.  The Company does not expect the adoption of this accounting pronouncement to have a significant impact on our financial statements.

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”), which amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements.  SFAS 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity.  This statement also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income.  Changes in a parent's ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value.  The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment.  The Statement also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This Statement applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  The Company does not expect the adoption of this accounting pronouncement to have a significant impact on our financial statements.

In May 2008, the FASB issued SFAS No. 162 "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), which is effective 90 days following the SEC's approval of the Public Company Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”.  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States.  The Company does not expect the adoption of SFAS 162 to have a significant impact on our financial statements.

4.       Change of Accounting Principal

FASB Staff Position ("FSP") EITF 00-19-2, Accounting for Registration Payment Arrangements, specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies ("SFAS 5"). This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable Generally Accepted Accounting Principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to December 21, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 21, 2006, the guidance in the FSP is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years.

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

On January 1, 2007, the Company recorded a cumulative effect of a change in accounting principle and increased additional paid in capital by $6,091,061, decreased financial instrument derivative liability by $2,069,949 and increased accumulated deficit at December 31, 2007 by $4,021,112.

5.       Equipment and Leasehold Improvements

The following is a summary of equipment and improvements, at cost, as of December 31, 2008:

Office equipment	$74,630
Leasehold improvements	40,281

Total equipment and improvements	114,911

Less: accumulated depreciation	(54,669)

Equipment and improvements, net	$60,242

Depreciation expense for the years ended December 31, 2008 and 2007 was $35,043 and $19,625, respectively.

The Company purchased $38,000 of down-hole tools during 2008.  Due to the fact that the Company was unable to maintain the exclusivity of its down-hole licenses, as discussed in Note #11, the Company has no plans to utilize the tools in the near future.  The Company’s management does not believe that the value of the tools has been impaired and plans to market the tools to other exploration and development companies.  Accordingly, the down-hole tools have been classified as Assets Held for Sale on the Company’s balance sheet as of December 31, 2008.

6.       Oil and Gas Properties

As of December 31, 2008 and 2007, the Company's cost centers are as follows:

	2008 (Restated)		2007(Restated)
	Amortizable	Non-Amortizable	Amortizable	Non-Amortizable
United States	$2,324,154	$1,322,957	$2,315,733	$1,399,818
Canada	-	1,443	-	-
The North Sea	-	-	-	-
Total	$2,324,154	$1,324,400	$2,315,733	$1,399,818

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

Producing Properties

Through various transactions that occurred during 2007, the Company acquired a 75% working interest in the South West Extension of the West Ranch Field, located in Jackson County, Texas.  The West Ranch property represents the Company’s only property containing proven reserves.  Depletion expense was $27,560 and $30,107 for the years ended December 31, 2008 and 2007.

The net capitalized cost of the West Ranch property is summarized below:

	2008	2007
	(Restated)	(Restated)
Acquisition cost	$1,894,259	$1,894,259
Development costs	487,562	451,581
	2,381,821	2,345,840
Depletion	(57,667)	(30,107)
Balance at December 31, 2008 and 2007	$2,324,154	$2,315,733

Exploratory Prospects

The Company has entered into participation agreements in five exploratory oil and gas properties. Each of the five exploratory projects is excluded from its respective amortizable cost pool.  Each prospect’s costs will be transferred into the amortization base on an ongoing (well-by-well or property-by-property) basis as the prospect is evaluated and proved reserves established or impairment determined. Two of the five properties have been abandoned. The Company has a working interest and/or overriding royalty interest in the wells on the remaining properties, if they are successful. The Company paid certain amounts upon execution of the agreements and is obligated to share in the drilling costs of the exploratory wells. In addition, the Company has agreed to issue shares of its common stock based upon the proven reserves of the property. The nature of the capitalized costs of the exploratory prospects is as follows:

The nature of oil & gas property capitalized costs excluded from amortization at December 31, 2008 was incurred as follows:

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

			Aggregate
			Through
	2008	2007	2006
	(Restated)	(Restated)	(Restated)	Total
United States
Acquisition costs	$658,517	$298,183	$994,102	$1,950,802
Exploration costs	29,385	87,401	20,131	136,917
Development costs	-	-	-	-
Disposals	(764,763)	-	-	(764,762)
United States total	$(76,861)	$385,584	$1,014,233	$1,322,957
Canada
Acquisition costs	$1,443	$-	$-	$1,443
Exploration costs	-	-	-	-
Development costs	-	-	-	-
Impairments and sales	-	-	-	-
Canada total	$1,443	$-	$-	$1,443
The North Sea
Acquisition costs	$2,782	$-	$197,988	$200,770
Exploration costs	-	1,476,436	32,987	1,509,423
Development costs	-	-	-	-
Impairments	(2,782)	(1,538,416)	-	(1,541,198)
Disposals	-	(163,510)	-	(163,510)
North Sea total	$-	$(230,975)	$230,975	$-

Total capitalized costs excluded from amortization				$1,324,400

United States

Big Sand Spring Valley Prospect

The Company acquired a 50% working interest in the Big Sand Spring Valley Prospect (“BSSV Prospect”) for an initial payment of $667,000 and the obligation for a future payment of $2,000,000, which represents 50% of the estimated initial drilling costs. In addition, the Company is obligated to issue one million shares of its common stock for each ten million equivalent barrels of net proven oil reserves developed on the BSSV Prospect. At December 31, 2008, drilling has not begun on the BSSV Prospect.  As a result, the Company has not recorded its obligation to fund any additional drilling costs nor have there been any oil reserves proven on these properties. This participation agreement has a term of ten years, which expires in November 2015.  This property is evaluated for impairment annual1ly.  There were no impairments evident at December 31, 2008 or 2007.  The Company has no current plans to drill exploratory wells on this prospect in the near future.

Utah

In December 2007, the Company purchased a 50% interest in a 640-acre mineral lease from the State of Utah. In the first quarter of 2008, the Company purchased a 50% interest in an additional 10,860 acre lease from the State of Utah.   This property is evaluated for impairment annually.  There were no impairments evident at December 31, 2007.

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

In June 2008, the Company sold its 50% working interest in the Utah prospect.  Because the Steamroller prospect represented a significant portion of the full cost pool, not subject to amortization and because full cost accounting rules do not allow for the use of specific identification with respect to calculating gains on the partial disposal of the pool, the Company has allocated the total cost of the full cost pool, not subject to amortization, among the individual prospects included within the pool, based on their relative fair market value as of the date of the Steamroller disposition.  The allocated basis attributed to the Steamroller prospect as of the date of sale was $764,763.  Gross proceeds from the sale totaled $1,190,135, resulting in a $425,372 gain on the sale of the Steamroller prospect.

Under the terms of the sale, the Company retained an overriding royalty interest on all future production from the property sold, as well as an overriding royalty interest on production from properties of mutual interest which the purchaser may develop in the future.

Pebble Beach

In October 2006, the Company entered into an operating agreement with Rover Resources Inc. (“Rover”).  Under the terms of the agreement, the Company acquired a 10% working interest in certain prospects located in Montana and North Dakota.  As of December 31, 2008, the Company’s working interest in the North Dakota prospect totals $533,145, of which $444,738 is payable to Rover.  This property is evaluated for impairment annually.  There were no impairments evident at December 31, 2008 or 2007.  The property is currently in an evaluation phase.  The Company does not expect that a determination will be made on the viability of the property within the next twelve months.

The North Sea

North Sea Quad 14 and Quad 41/42

The Company acquired working interests in the Quad 14 and Quad 41/42 Projects with the obligation to fund 12.5% and 10% of the drilling costs of two exploratory wells, respectively. The Company placed $1.5 million on deposit for each prospect to cover its share of the drilling costs. The exploratory wells on both of these prospects were completed in 2007.  No economically viable reserves were discovered.

Once no viable reserves were discovered, the Company’s investment in the North Sea was included in the amortizable cost pool and the entire capitalized cost was charged to expense in 2007 because the costs exceeded the cost center ceiling due to lack of future revenue or any fair value of the property. A portion of the monies that were held on deposit relating to the Company’s working interest in the Quad 14 Project and released to the operator in 2007were subsequently returned to the Company in 2008 and has been recognized as revenue during the current year.

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

The Company is disputing its obligation to participate in the drilling of the Quad 41/42 exploratory well.  As a result, no amounts held on deposit have been released to the operator for the Quad 41/42 Project.    The Company’s management is attempting to determine what amount, if any, it is obligated to pay related to the drilling of the Quad 41/42 exploratory well and what amount of deposited funds, if any, could be returned to the Company.

The Company recorded impairments related to the North Sea projects as follows:

	2008	2007
	(Restated)	(Restated)

Quad 14	$2,782	$1,430,429
Quad 41/42	-	107,987
Totals	$2,782	$1,538,416

The following table summarizes the activity of exploratory costs for the years ended December 31, 2008 and 2007:

	2008	2007
	(Restated)	(Restated)

Balance at the beginning of the period	$1,399,819	$1,245,210
Additions to exploratory costs	681,237	1,699,100
Dry hole costs	(2,782)	(1,538,416)
Costs of prospects sold	(251,457)	(6,075)
Balance at the end of the period	$1,826,817	$1,399,819

Canada

In June 2008, the Company acquired a 5% overriding royalty position in additional prospects located in Saskatchewan, Canada.

7.       Equity Investment

In October 2006, the Company acquired 15% of the voting shares of Pebble Petroleum, Inc. (“Pebble”).  Pebble was formed to acquire working interests in certain oil and gas leases located in Saskatchewan, Canada.  Through a series of capital transactions completed by Pebble, the Company’s equity interest was diluted to 5% of the voting shares.

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

In May 2007, the Company sold its 5% equity interest in Pebble. Proceeds from the sale totaled $877,353, resulting in a gain on the sale of $871,278.  Per the terms of the Pebble sale, the Company retained a 5% gross overriding royalty from each well drilled on certain acreage that Pebble holds rights to in western Canada.  In addition, the Company obtained the right to receive $250,000 for each of the first eight wells drilled on the property. The Company recognizes these amounts as “spud fee” revenue when drilling commences.  As of December 31, 2008, all eight of the initial wells have been drilled, for which the Company has earned $2,000,000 in spud fees.  As a result of the litigation described in Note 8, as of December 31, 2008, the purchaser is holding $750,000 in spud fees owed to the Company in escrow until the legal matter is resolved.  The Company does not believe that there is any merit to the claims asserted in the litigation and expects that the spud fees due to the Company will be collected.  The timeframe for the settlement of this lawsuit is uncertain and, accordingly, the receivable has been classified as non-current.

8.       Deferred Income Taxes

As a result of its losses, the Company has not recorded any current or deferred income tax provision for the years ended December 31, 2008 and 2007.  Significant components of the Company's deferred income tax assets and liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007
	(Restated)	(Restated)

Deferred income tax assets:

Net operating loss carryforward	$914,355	$605,872
Valuation allowance	(914,355)	(605,872)
Net deferred income tax asset	-	-

Reconciliation of the effective tax rate to the U.S. statutory rate is as follows:

	2008	2007
	(Restated)	(Restated)
Tax expense at U.S. statutory rate	(34.0)%	(34.0)%
Change in valuation allowance	34.0%	34.0%
Effective income tax rate	-	-

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

The Company has federal net operating loss carryforwards of $2,793,334.  The federal net operating loss carryforwards will begin to expire in 2023. Based upon its history of losses and management's assessment of when operations are anticipated to generate taxable income, the Company has concluded that it is more likely than not that the net deferred income tax assets will not be realized through future taxable earnings and, accordingly, has established a full valuation allowance for them. The valuation allowance increased by $308,483 during the year ended December 31, 2008 as a result of the current year’s net losses.

9.       Commitments and Contingencies

Financial Results, Liquidity and Management's Plan

Excluding gains realized from the disposition of oil and gas prospects and the sale of equity investments, the Company has incurred net losses for the years ended December 31, 2008 and 2007 of $1,332,675 and $1,536,653, respectively.  These factors raise substantial doubt about the Company's ability to continue as a going concern.  As stated in Note 6, the Company has been successful in generating additional operating capital through the disposition of oil and gas prospects.  However, the disposition of properties is not a viable strategy for funding the Company’s long-term operations.  Accordingly, the Company’s management is developing and implementing plans to sustain the Company’s cash flow from operating activities and/or acquire additional capital funding.

No assurances can be given that the Company will obtain sufficient working capital through the sale of oil and gas properties, the issuance of common stock or by leveraging the Company's current assets, or that the implementation of its business plan will generate sufficient revenues in the future to sustain ongoing operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Litigation

The Company's policy is to recognize amounts related to legal matters as a charge to operations if it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, as required by SFAS 5.

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

On November 20, 2007, the Company was served with a complaint alleging breach of contract, misappropriation of confidential and proprietary information and of trade secret and claims under the Colorado Uniform Trade Secrets Act, fraud, declaratory relief declaring any agreements of release to be void and unenforceable as they were obtained by fraudulent inducement, declaration of accounting and constructive trust for all proceeds and profits from the alleged misappropriation, injunctive relief for return of all allegedly misappropriated information and cessation of use, civil theft of business values, and tortuous interference with contract. Plaintiffs seek compensatory damages in an unspecified amount, prejudgment interest, declaratory relief, injunctive relief, accounting, and attorneys’ fees. The Company believes that the causes of action are without merit and intends to defend this case vigorously.  The Company has filed a countersuit claiming abuse of process, intentional interference with an existing business and contractual relations, commercial disparagement and conspiracy.  The lawsuit has continued to negatively impact the Company's ability to pursue additional opportunities or acquire additional oil and gas prospects, as discussed in Note 6.  A further result of the lawsuit has been the sale of certain assets in order to fund the Company’s ongoing operations, as discussed on Note 6.  The litigation is currently in the discovery phase.  As of the date of these financial statements, the ultimate outcome of the litigation cannot be reasonably estimated.

Drilling Obligations

As discussed in Note 6, the Company is obligated to fund its share of future drilling costs related to its participation in exploratory oil and gas wells on the Big Sand Spring Valley and North Dakota prospects.  The minimum future obligation on the wells on these properties is $2 million.

Employment Agreements

In July 2007, the Company amended its existing employment agreement with its President, which had an effective date of November 7, 2005.  The amended agreement terminates on October 31, 2009, provides for annual compensation of $174,000.  In connection with the original employment agreement, the Company granted to its President options to purchase 1,443,800 shares of the Company’s common stock.  The options have a five-year life, vest over a three-year period and have an exercise price of $1.00 per share.

In August 2007, the Company entered into a two-year employment agreement with its Vice President of Engineering.  Unless extended, the employment agreement will expire on July 31, 2009.  The Company amended its employment agreement with its Vice President of Engineering effective October 1, 2008.  The amended agreement provides for annual compensation of $144,000 and a signing bonus of $30,000.  In addition, the Company granted to this employee options to purchase 1 million shares of the Company’s common stock.  The options have a five-year life, vest over a two-year period and have an exercise price of $0.24 per share, which represents the estimated market value of the shares on the date of grant.

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

In June 2008, the Company entered into a two-year employment agreement with its Chief Financial Officer.  The agreement provides for annual compensation of $138,000.  In addition, the Company granted to this employee options to purchase 1 million shares of the Company’s common stock.  The options have a five-year life, vest over a two-year period and have an exercise price of $0.18 per share, which represents the estimated market value of the shares on the date of grant.

Lease Obligation

In December 2008, the Company renegotiated its lease for its corporate offices. The new lease has a term of 36 months and expires in December 31, 2011. Rents remaining as of December 31, 2008 under this lease are as follows:

Amount
2009	$60,933
2010	62,537
2011	64,140
2012	-
2013	-
Total	$187,610

Gross rent expense for the years ended December 31, 2008 and 2007 was $69,747 and $58,523, respectively.

10.     Loss Per Share

The following is a reconciliation of the number of shares used in the calculation of basic loss per share and diluted loss per share for the twelve-month periods ended December 31, 2008 and 2007:

	2008	2007
	(Restated)	(Restated)

Net loss	$(907,303)	$(665,375)
Weighted-average number of common shares outstanding	44,550,000	42,937,978
Incremental shares from the assumed exercise of dilutive stock options	-	-
Diluted common shares outstanding	44,550,000	42,937,978
Net loss per share, basic and diluted	$(0.02)	$(0.02)

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

The following securities were not included in the computation of diluted net loss per share as their effect would have been anti-dilutive:

	2008	2007
	(Restated)	(Restated)
Stock Options	5,543,800	3,393,800
Warrants	-	12,924,000

11.     Equity Transactions

Issuance of Stock Options

In July 2007, the Company granted options to purchase 600,000 shares of its common stock to two of its directors (300,000 shares each).  These options vest over three years, have a life of five years and have an exercise price of $0.25 per share, the market price of the shares on the effective date of grant. The options vest at the rate of 50,000 shares at the end of each six-month period from the effective date of grant, and all will be fully exercisable on July 26, 2010.

In August 2007, the Company granted options to purchase 1,000,000 shares of its common stock to its Vice President of Engineering.  These options vest over 2 years, have a life of 5 years and have an exercise price of $0.24 per share, the market price on the effective date of grant.  The options vest at the rate of 250,000 shares at the end of each six-month period from the effective date of grant, and all will be fully exercisable on August 1, 2009.

In March 2008, the Board of Directors ratified the grant of options to purchase 50,000 of its common shares to a consultant. The stock options were originally approved by management on August 1, 2006.  These options vest over 1 year, have a life of 5 years and have an exercise price of $0.97 per share, the market price on the effective date of grant.  Under the corresponding stock option agreement, 16,667 options vested at the time the agreement was executed with an additional 16,667 options vesting at the end of each six-month period from the grant date.  As of December 31, 2008, all 50,000 stock options are exercisable.

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

Also in March 2008, the Board of Directors ratified the grant of options to purchase 100,000 of its common shares to the same consultant. The stock options were originally approved by management on August 1, 2007.  These options vest over 1 year, have a life of 5 years and have an exercise price of $0.20 per share, the market price on the effective date of grant.  Under the corresponding stock option agreement, 33,333 options vested at the time the agreement was executed with an additional 33,333 options vesting at the end of each six-month period from the grant date.  As of December 31, 2008, all 100,000 stock options are exercisable.

In June 2008, the Company granted options to purchase 1,000,000 shares of its common stock to its Chief Financial Officer.  These options vest over 2 years, have a life of 5 years and have an exercise price of $0.18 per share, the market price on the effective date of grant.  The options vest at the rate of 250,000 shares at the end of each six-month period from the effective date of grant, and all will be exercisable on December 2, 2010.

In October 2008, the Company granted options to purchase 1,000,000 shares of its common stock to its President.  These options vest over 2 years, have a life of 5 years and have an exercise price of $0.17 per share, the market price on the effective date of grant.  Fifty percent of the options vested immediately, with the remaining 50% vesting one year from the effective date of the grant.

A summary of stock option for the years ended December 31, 2008 and 2007 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contract	Intrinsic
	Options	Price	Term	Value

Outstanding at December 31, 2006	2,093,800	$0.93	2.9 years	-
Options granted	1,300,000	$0.24	4.5 years	-
Options exercised	-	-	-	-
Options expired	-	-	-	-
Options forfeited	-	-	-	-
Outstanding at December 31, 2007	3,393,800	$0.67	3.5 years	-
Options granted	2,150,000	$0.19	4.5 years	-
Options exercised	-	-	-	-
Options expired	-	-	-	-
Options forfeited	-	-	-	-
Outstanding at December 31, 2008	5,543,800	$0.46	3.4 years	$-

Exercisable at December 31, 2008	3,493,800	$0.60	2.9 years	$-

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

The assumptions used in the Black-Scholes option pricing model for the stock options granted during the year ended December 31, 2008 were as follows:

Risk-free interest rate	2.77-3.25%
Expected volatility of common stock	101%
Dividend yield	$0.00
Expected life of options	5 years
Weighted average fair market value of options granted	$0.18

Issue of Shares for Working Interest

In October 2007, the Company acquired an additional 25% working interest in the West Ranch Field in exchange for 2 million shares of its common stock, valued at $629,513.

Sale of Equity Units

In March and May 2006, the Company sold 11,876,000 and 1,248,000 equity units, respectively, through a private placement offering. Each equity unit consisted of one share of the Company’s common stock and one warrant to purchase a share of the Company’s common stock at $1.00 per share. The per equity unit price was $0.50 with net proceeds of $6,562,000.  The Company paid $440,240 in finders’ fees related to this offering. The equity units have a registration rights agreement that required the Company to file a registration statement with the Securities and Exchange Commission covering the shares and shares to be issued upon exercise of the warrants. The registration rights agreement provides for liquidated damages equal to $72,500, which was paid during the year ended December 31, 2007. The registration became effective and no additional penalties were due.  The registration became stale and was cancelled by the Company during 2008.

Warrants

Weighted
Average
	Number of	Exercise
	Warrants	Price
Outstanding, December 31, 2006	14,050,000	$1.16
Issued	-	-
Exercised	-	-
Expired	(1,126,000)	1.00
Forfeited	-	-
Outstanding, December 31, 2007	12,924,000	$1.16
Issued	-	-
Exercised	-	-
Expired	(12,924,000)	$(1.16)
Forfeited	-	-
Outstanding, December 31, 2008	-	$-
Exercisable, December 31, 2008	-	$-

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

Warrants to purchase 1,126,000 expired in November 2007.  Warrants to purchase 11,676,000 expired in March 2008.  Warrants to purchase 1,248,000 shares expired in May 2008.

Shares Reserved for Future Issuance

As of December 31, 2008, the Company has reserved shares for future issuance upon exercise of outstanding options and warrants as follows:

Options	5.543.800
Warrants	-
Total	5,543,800

These amounts do not include any shares that may have to be issued upon the discovery of net proved reserves in the Nevada oil and gas property.

12.     Related Party Transaction

In October 2007, the Company acquired certain exploratory oil and gas leases and exclusive licenses to use a down-hole gas/water device from entities owned by its Chairman and Chief Executive Officer.  Under the terms of the original agreement, the Company paid $125,000 for certain oil and gas leases and retained the option to acquire certain exclusive technology licensing rights in exchange for future annual payments of $250,000 on each of December 31, 2008 and December 31, 2009.  The Company had the option to settle these obligations with cash or through the issuance of an equivalent value in shares of the Company’s common stock.

In addition, the Company reimbursed one of such entities $20,000 for amounts paid to Zavanna Canada Corp.  The Company is required to drill and equip two wells, and may cancel this agreement after the two required wells have been drilled and the first $250,000 payment has been made.  The Company was required to drill one of these wells by December 31, 2008.  The Company did not drill the required well in 2008 and, consequently, fell into a condition of technical default with respect the original agreement.

One license agreement required the Company to pay $25,000 in September 2007 and further requires the Company to purchase ten devices each year, beginning in 2008, at a cost of approximately $4,000 per device.  In addition, the grantor of the license will receive a 2% royalty on each well on which the device is used.  The license expires in January 2012 and can be extended for 5 years at a cost of $300,000.

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

The second license required a payment of $35,000 on March 30, 2008 and future annual payments of $10,000. The Company is required to pay $500 for each device purchased and give to the grantor of the license a 5% working interest in each well on which the devise is used.  In order to retain exclusive rights to the device license, the Company was required to purchase and install 20 devices in Canada by June 30, 2008.  The Company did not purchase and install the required number of devices in 2008 and, therefore, the license is no longer exclusive.

The third license requires the Company to make an annual payment of $6,000 and to give to the grantor of the license a 5% working interest in each well on which the devise is used.  In order to retain exclusive rights to the device license, the Company was required to purchase and install five devices in the United States by June 30, 2008.  The Company did not purchase and install the required number of devices and, therefore, the license is no longer exclusive.

The oil and gas leases acquired in connection with the licenses expired in 2008 and, accordingly, have been removed from the Company’s financial statements.

In December 2008, as a result of the Company not maintaining an exclusive right to the use of the down-hole technology, the Company received a notification from one of the related entities of its desire to remarket the licenses to third parties.  As a result, the original licensing agreement between the Company and the related entity was amended.  The amended agreement relieves the Company of its obligation to make the $250,000 payments to the related entity, originally scheduled for December 2008 and 2009, and enables the related entity to freely market the technology.  Furthermore, the related party has agreed to work in good faith to seek reimbursement on the Company’s behalf for its investment in the original technology and to secure the granting of a 1% overriding royalty interest in favor of the Company for any wells in which the technology used to generate production.  As a result of the amended agreement, the Company has been relieved of its liability to the related entities and has removed the licenses from its balance sheet.  In addition, the Company has reclassified certain down-hole tools purchased during 2008 as Assets Held for Sale as of December 31, 2008.

In connection with the acquisition of the licenses, the Company obtained an option to purchase all of the outstanding shares of Heritage Natural Gas Company in exchange for 25 million shares of the Company’s common stock.  The Company is periodically required to make certain contingent payments through June 30, 2010 to retain this option, which expires on December 31, 2010.

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

13.     Supplemental Oil and Gas Information (Unaudited)

The following tables set forth the Company’s net interests in quantities of proved developed and undeveloped reserves of crude oil, condensate and natural gas and changes in such quantities from the prior period. Crude oil reserves estimates include condensate.

The reserve estimation process involves reservoir engineers, geoscientists, planning engineers and financial analysts. As part of this process, all reserves volumes are estimated by a forecast of production rates, operating costs and capital expenditures. Price differentials between benchmark prices and prices realized and specifics of each operating agreement are then used to estimate the net reserves. Production rate forecasts are derived by a number of methods, including estimates from decline curve analyses, material balance calculations that take into account the volume of substances replacing the volumes produced and associated reservoir pressure changes, or computer simulation of the reservoir performance. Operating costs and capital costs are forecast based on past experience combined with expectations of future cost for the specific reservoirs. In many cases, activity-based cost models for a reservoir are utilized to project operating costs as production rates and the number of wells for production and injection vary.

The Company has retained an independent petroleum engineering consultant to determine its annual estimate of oil and gas reserves as of December 31, 2008 and 2007.  The independent consultant estimated the oil and gas reserves associated with the Company’s West Ranch property using generally accepted industry standards, which include the review of technical data, methods and procedures used in estimating reserves volumes, the economic evaluations and reserves classifications.

The Company believes that the methodologies used by the independent consultant in preparing the relevant estimates generally comply with current Securities and Exchange Commission (SEC) standards.

The Company acquired its West Ranch reserves in 2007.  The following table summarizes changes in the Company’s oil and gas reserves for the years ended December 31, 2008 and 2007:

	2008		2007
	Oil (bbls)	Gas (mcf)	Oil (bbls)	Gas (mcf)
Proved developed and undeveloped reserves
Beginning of year	660,286	363,719	-	-
Purchases of minerals in place	-	-	664,673	364,741
Production	(1,651)	-	(4,387)	(1,022)
Revisions of previous estimates	(256)	-	-	-
End of year	658,379	363,719	660,286	363,719

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

	2008		2007
	Oil (bbls)	Gas (mcf)	Oil (bbls)	Gas (mcf)
Proved developed reserves
Beginning of year	170,371	304,591	-	-
End of year	170,371	304,591	170.371	304.591

Standardized Measure, Including Year-to-Year Changes Therein, of Discounted Future Net Cash Flows

For purposes of the following disclosures, estimates were made of quantities of proved reserves and the periods during which they are expected to be produced. Future cash flows were computed by applying year-end prices, except in those instances where future oil or natural gas sales are covered by physical contract terms providing for higher or lower prices, to the Company’s share of estimated annual future production from proved oil and gas reserves, net of royalties. Future development and production costs were computed by applying year-end costs to be incurred in producing and further developing the proved reserves. Future income tax expenses were computed by applying, generally, year-end statutory tax rates (adjusted for permanent differences, tax credits, allowances and foreign income repatriation considerations) to the estimated net future pre-tax cash flows. The discount was computed by application of a 10 % discount factor. The calculations assumed the continuation of existing economic, operating and contractual conditions at December 31, 2008.  However, such arbitrary assumptions have not necessarily proven to be the case in the past. Other assumptions of equal validity would give rise to substantially different results.

Standardized Measure of Discounted Future Net Cash Flows

	At December 31,
	2008	2007
Future cash flows	$30,879,408	$56,042,355
Future costs
Production costs and other operating expenses	(6,791,444)	(10,694,354)
Development costs	(2,245,000)	(3,025,000)
Future income tax expense	(617,588)	(1,120,846)
Future net cash flows	21,225,376	41,202,155
Ten percent discount factor	(9,726,801)	(16,552,262)
Standardized measure	$11,498,575	$24,649,893

The accompanying notes are an integral part of the financial statements.

Eternal Energy Corp.

Notes to the Financial Statements

As of December 31, 2008 and 2007
For Each of the Two Years in the Period Ended December 31, 2008

The following table summarizes the changes in the Company’s standardized measure of discounted future net cash flows for the years ended December 31, 2008 and 2007:

	2008	2007
Standardized measure of discounted future cash flows
Beginning of year	$24,649,893	$-
Net change in sales prices and future production costs	(12,430,123)	-
Change in estimated future development costs	357,445	-
Sales of oil and gas produced during the year	(74,301)	-
Net change due to purchases/sales of minerals in place	-	24,649,893
Net change due to revisions in quantity estimates	(11,514)	-
Net change in income taxes	503,258	-
Accretion of discount	(1,496,083)	-
End of year	$11,498,575	$24,649,893

Assumed prices used to calculate future cash flows

	At December 31,
	2008	2007
Oil price per barrel	$45.00	$85.00
Gas price per mcf	$4.50	$6.67

As noted above, the Company’s producing oil and gas wells were shut in during the majority of 2008 in response to a need to divert working capital to the Company’s defense of the Zavanna litigation.  In addition, plans to waterflood the West Ranch property have been delayed due to working capital constraints as well as pending the results of further analysis of the waterflood program strategy.  Consequently, there was virtually no change in the Company’s oil and gas reserves from December 31, 2007 to December 31, 2008.  Upon the gathering of additional working capital, the Company intends to re-initiate its waterflood activities in order to stimulate production of the oil and gas wells.  The Company hopes to re-initiate its waterflood activities in late 2009.

The accompanying notes are an integral part of the financial statements.

Exhibit 21.1

Subsidiary

EERG Energy, ULC

Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a)
or 15d-14(a) under the Securities Exchange Act of 1934

I, Bradley M. Colby, certify that:

1.	I have reviewed this Amended Annual Report on Form 10-K/A of Eternal Energy Corp.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.
The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15f) for the Company and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.
The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors, audit committee and board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: December _, 2009	By:	/s/ BRADLEY M. COLBY
Bradley M. Colby Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a)
or 15d-14(a) under the Securities Exchange Act of 1934

I, Kirk A. Stingley, certify that:

1.	I have reviewed this Amended Annual Report on Form 10-K/A of Eternal Energy Corp.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.
The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15f) for the Company and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.
The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors, audit committee and board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: December _, 2009	By:	/s/ KIRK A. STINGLEY
Kirk A. Stingley Chief Financial Officer

Exhibit 32.1

Certification of the Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350

In connection with the filing of the Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 (the “Report”) by Eternal Energy Corp. ("Registrant"), the undersigned hereby certifies that, to the best of his knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ BRADLEY M. COLBY
Bradley M. Colby
Chief Executive Officer

Date: December _, 2009

A signed original of this written statement required by 18 U.S.C. Section 1350 has been provided to Eternal Energy Corp. and will be retained by Eternal Energy Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification of the Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350

In connection with the filing of the Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 (the “Report”) by Eternal Energy Corp. ("Registrant"), the undersigned hereby certifies that, to the best of his knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ KIRK A. STINGLEY
Kirk A. Stingley
Chief Financial Officer

Date: December _, 2009

A signed original of this written statement required by 18 U.S.C. Section 1350 has been provided to Eternal Energy Corp. and will be retained by Eternal Energy Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A

☒            QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2009

☐            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number:  000-50906

ETERNAL ENERGY CORP.
(Exact name of registrant as specified in its charter)

Nevada	20-0237026
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2549 West Main Street, Suite 202, Littleton, Colorado	80120
(Address of principal executive offices)	(Zip Code)

(303) 798-5235
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

(Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

 Indicate the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date:

44,550,000 shares of common stock issued and outstanding at December __, 2009.

ETERNAL ENERGY CORP.
FORM 10-Q
QUARTERLY PERIOD ENDED MARCH 31, 2009

A Note About Forward-Looking Statements

This Quarterly Report on Form 10-Q contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management’s current expectations. These statements may be identified by their use of words like “plans,” “expect,” “aim,” “believe,” “projects,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and other expressions that indicate future events and trends. All statements that address expectations or projections about the future, including statements about our business strategy, expenditures, and financial results, are forward-looking statements. We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur.

Actual results could differ materially from those in the forward looking statements due to a number of uncertainties including, but not limited to, those discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Factors that could cause future results to differ from these expectations include general economic conditions; further changes in our business direction or strategy; competitive factors; market uncertainties; and an inability to attract, develop, or retain consulting or managerial agents or independent contractors. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives requires the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and accordingly, no opinion is expressed on the achievability of those forward-looking statements. No assurance can be given that any of the assumptions relating to the forward-looking statements specified in the following information are accurate, and we assume no obligation to update any such forward-looking statements. You should not unduly rely on these forward-looking statements, which speak only as of the date of this Quarterly Report. Except as required by law, we are not obligated to release publicly any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

1

EXPLANATORY NOTE

In 2009, we discovered that certain accounting errors had occurred that affected our financial statements for the years ended December 31, 2008 and 2007.  Specifically:

•
we had improperly expensed our entire interest in the North Dakota prospect rather than expensing only the interest owned beneficially through our investment in Pebble Petroleum.  We sold our beneficial ownership interest in 2007;

•
amounts advanced to Rover Resources Inc. in 2007 were improperly recorded as investments in oil and gas properties and subsequently expensed upon the sale of the Company’s investment in Pebble Petroleum;

•	a gain on the sale of the Company’s interest in Pebble Petroleum Inc. was improperly presented as a sale of an oil and gas prospect rather than as a gain on the sale of an equity investment;

•	spud fee revenue was not recognized in the same period during which the initial drilling of the wells commenced;

•	stock-based compensation expense was understated for 2006, 2007 and 2008 due to an incorrect application of SFAS 123(R), Share-Based Payment; and

•	we had overstated the gain associated with the sale of our Steamroller Prospect due to an incorrect application of the rules of the full cost method of accounting.

Due to the materiality of the errors, we have elected to restate our 2008 and 2007 financial statements to reflect the correction of these errors.  The nature and effect of the corrections of the accounting errors on the financial statements for the year ended December 31, 2008 and for the three-month period ended March 31, 2008 are discussed in detail in Part I, Item 7: Management’s Discussion and Analysis and Plan of Operation (page __) as well as in Part II, Item 8: Financial Statements and Supplementary Data (Footnote 2, page F-__).

This Amendment No. 1 on Form 10-Q/A amends our Report on Form 10-Q for the quarter ended March 31, 2009 filed with the Securities and Exchange Commission on May 15, 2009.  This Amendment No. 1 on Form 10-Q/A amends Part I, Item 1: Financial Statements, Part I, Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operation and Part I, Item 4T: Controls or Procedures.  No other Item in our Report on Form 10-Q filed on May 15, 2009 is amended, modified or updated hereby.  Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, new certifications of our principal executive officer and principal financial officer are being filed as exhibits to this Form 10-Q/A.

2

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.

Eternal Energy Corp.

Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

3

Eternal Energy Corp.

Index to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

F-1

Eternal Energy Corp.

Condensed Balance Sheet

As of March 31, 2009 and December 31, 2008
	March 31,	December 31,
	2009	2008
	(Restated)	(Restated)
Current assets:
Cash	$286,364	$727,701
Prepaid expenses	5,851	9,266
Advances	50,000	-
Total current assets	342,215	736,967
Spud fees receivable	750,000	750,000
Equipment and leasehold improvements, net of accumulated depreciation and amortization of $63,902 and $54,667, respectively	72,510	60,242
Oil and gas properties – subject to amortization, net of accumulated depletion of $57,667 and $0, respectively	2,393,757	2,324,154
Oil and gas properties – not subject to amortization	1,324,496	1,324,400
Assets held for sale	57,000	38,000
Deposits	1,604,366	1,604,366

Total assets	$6,544,344	$6,838,129

Current liabilities:
Accounts payable and accrued liabilities	$192,163	$98,808
Accrued officer's compensation	43,101	43,101
Accrued oil and gas interests	444,835	444,738
Total liabilities	$680,099	$586,647

Commitments and contingencies

Stockholders' equity:
Common stock, $.001 par value, 875,000,000 shares authorized, 44,550,000 shares issued and outstanding	44,550	44,550
Additional paid-in capital	9,149,381	9,039,131
Accumulated deficit	(3,329,686)	(2,832,199)
Total stockholders' equity	5,864,245	6,251,482
Total liabilities and stockholders' equity	$6,544,344	$6,838,129

The accompanying notes are an integral part of the condensed financial statements.

F-2

Eternal Energy Corp.

Condensed Statements of Operations

For Each of the Three-Month Periods Ended March 31, 2009 and 2008

	2009	2008
	(Restated)	(Restated)

Spud fee revenue	$-	$-
Oil and gas sales	-	80,257

Total revenue	-	80,257

Operating expenses:
Oil and gas operating expenses	30,009	209,388
Down-hole gas and water license royalties	-	51,000
Impairment of oil & gas properties	-	2,281
General and administrative expenses	221,533	165,880
Stock-based compensation	110,250	102,905
Professional fees	136,753	31,152
Depreciation, depletion and amortization	9,233	29,074

Total operating expenses	507,778	591,680

Total operating loss	(507,778)	(511,423)

Interest income	10,291	2,667

Net loss	$(497,487)	$(508,756)

Net loss per common share:
Basic and diluted	$(0.01)	$(0.01)

Weighted average number of shares outstanding:
Basic and diluted	44,550,000	44,550,000

The accompanying notes are an integral part of the condensed financial statements.

F-3

Eternal Energy Corp.

Condensed Statements of Cash Flows

For Each of Three-Month Periods Ended March 31, 2009 and 2008

	2009	2008
	(Restated)	(Restated)

Cash flows provided by (used for) operating activities:
Net loss	$(497,487)	$(508,756)
Adjustments to reconcile net loss to net cash used by operating activities:
Non cash transactions:
Stock-based compensation	110,250	102,905
Depreciation, depletion and amortization	9,233	29,075
Changes in operating assets and liabilities:
(Increase) decrease in prepaid expense	3,415	(4,099)
Increase in receivables	(50,000)	-
Increase (decrease) in accounts payable and accrued liabilities	93,355	2,126
Net cash provided by (used for) operating activities	(331,234)	(378,749)

Cash flows provided by (used for) investing activities:
Decrease in deposits	-	121,452
Additions to oil and gas properties	(69,603)	(254,479)
Additions to equipment and leasehold improvements	(40,500)	(19,000)
Net cash provided by (used for) investing activities	(110,103)	(152,027)

Net increase (decrease) in cash	(441,337)	(530,776)
Cash - beginning of period	727,701	791,891
Cash - end of period	$286,364	$261,115

Supplemental Disclosure of Cash Flow Information

	2009	2008
	(Restated)	(Restated)
Cash paid during the twelve-month periods for:
Interest	$-	$-
Income taxes	-	-

The accompanying notes are an integral part of the condensed financial statements.

F-4

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

1.	Description of Business

Eternal Energy Corp. (the "Company") was incorporated in the state of Nevada in March 2003. The Company engages in the acquisition, exploration, development and producing of oil and gas properties. At March 31, 2009, the Company has entered into participation agreements related to oil and gas exploration projects in the Big Sand Spring Valley Prospect located in Nye County, Nevada, and the Pebble Beach Prospect, located in Divide County, North Dakota, and Sheridan County, Montana and Saskatchewan, Canada.  The Company also owns a 75% working interest in certain leases located within the Southwest Extension of the West Ranch Field, located in Jackson County, Texas. In addition, the Company owns certain overriding royalty interests in oil and gas leases located in San Juan County, Utah and San Miguel County, Colorado.

2.	Correction of Errors and Reclassifications

In 2009, the Company discovered that certain transactions reported in its 2006, 2007 and 2008 financial statements were recorded incorrectly.  Specifically:

•
stock-based compensation expense for 2006, 2007 and 2008 was understated due to an incorrect application of SFAS No. 123(R), Share-Based Payment ("SFAS 123(R)") (Note 3).  The impact of this correction includes an increase to the Company’s beginning accumulated deficit balance as of January 1, 2008 in the amount of $193,482.    The effect of this correction results in an increase in additional paid in capital and accumulated deficit balances as of December 31, 2008 of $269,762.  Stock-based compensation expense for the three-month period ended March 31, 2008 was understated by $26,038.  The correction of this error did not impact the Company’s statements of cash flows for the three-month period ended March 31, 2008; and

•
the Company had incorrectly recognized the gross proceeds from the sale of its Steamroller Prospect (June 2008) as revenues and written off the specific costs associated with the Steamroller Prospect as costs of prospects sold.  The Company has subsequently changed its accounting treatment for the sale of its Steamroller Prospect to allocate a portion of the sales proceeds to the portion of the Company’s full cost pool that is not subject to amortization, based on the relative estimated fair market values of the prospects included in the pool as of the date of the Steamroller Prospect sale.  The impact of this correction is a decrease in oil and gas properties, not subject to amortization, and an increase in accumulated deficit of $502,416 as of December 31, 2008.  The correction of this error did not impact the Company’s statements of cash flows for periods presented herein.

F-5

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

Given the materiality of the affected transactions and related account balances, the Company has elected to restate its 2007 and 2008 financial statements in order to correct the errors.  The correction of these errors had the following effects on the Company’s balance sheet as of December 31, 2008:

		December 31,
	December 31,	2008
	2008	as Previously
	Restated	Reported	Change

Oil and gas properties (net)	$3,648,554	$4,150,970	$(502,417)
Additional paid in capital	9,039,131	8,769,369	269,762
Accumulated deficit	(2,832,199)	(2,060,020)	(772,179)

The correction of these errors had the following effects on the Company’s results of operations for the three-month period ended March 31, 2008:

		March 31, 2008
	March 31, 2008	as Previously
	Restated	Reported	Change

Stock-based compensation	$102,905	$76,867	$26,038
Net loss	(508,756)	(482,718)	(26,038)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.00)

Certain amounts from the previous year have been reclassified to conform to the current period presentation.

3.	Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

The Company records the sale of its interests in prospects when the terms of the transaction are final and the sales price is determinable. Spud fee revenue is recognized when drilling commences.  Working interest, royalty and net profit interests are recognized as revenue when oil and gas is sold.

Concentration of Credit Risk

At March 31, 2009, the Company had $36,364 on deposit in excess of the United States (FDIC) federal insurance limit of $250,000 per bank. The Company believes this credit risk is mitigated by the financial strength of the financial institution.

F-6

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost. Expenditures for major additions and improvements are capitalized and depreciated over the estimated useful lives of the related assets using the straight-line method for financial reporting purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes, where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Equipment	3 years
Leasehold improvements	lesser of useful life or lease term

When equipment and improvements are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the Company's accounts and any resulting gain or loss is included in the results of operations for the respective period.

Expenditures for minor replacements, maintenance and repairs are charged to expense as incurred.

Oil and Gas Properties

The Company follows the full cost method of accounting for its investments in oil and gas properties. Under the full cost method, all costs associated with the exploration of properties are capitalized into appropriate cost centers within the full cost pool.  Internal costs that are capitalized are limited to those costs that can be directly identified with acquisition, exploration, and development activities undertaken and do not include any costs related to production, general corporate overhead, or similar activities.  Cost centers are established on a country-by-country basis.

Capitalized costs within the cost centers are amortized on the unit-of-production basis using proved oil and gas reserves.   The cost of investments in unproved properties and major development projects are excluded from capitalized costs to be amortized until it is determined whether or not proved reserves can be assigned to the properties.  Until such a determination is made, the properties are assessed annually to ascertain whether impairment has occurred.  The costs of drilling exploratory dry holes are included in the amortization base immediately upon determination that the well is dry.

For each cost center, capitalized costs are subject to an annual ceiling test, in which the costs shall not exceed the cost center ceiling.  The cost center ceiling is equal to i) the present value of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions;  plus ii) the cost of properties not being amortized; plus iii) the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less iv) income tax effects related to differences between the book and tax basis of the properties.  If unamortized costs capitalized within a cost center, less related deferred income taxes, exceed the cost center ceiling, the excess is charged to expense and separately disclosed during the period in which the excess occurs.

F-7

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

Fair Value of Financial Instruments

In accordance with the requirements of Financial Accounting Standards Board's (“FASB”) Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosures about Fair Value of Financial  Instruments, the Company has determined the estimated fair value of its financial instruments using available market information and appropriate valuation methodologies. Due to their short-term maturity, the fair value of financial instruments classified as current assets and current liabilities approximates their carrying values.

Accounting for Share-Based Compensation

In December 2004, the FASB issued SFAS No. 123(R) ("SFAS 123(R)"), Share-Based Payment. This pronouncement amends SFAS No. 123, Accounting for Stock-Based Compensation, and ("SFAS 123") and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). SFAS 123(R) requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. The Company adopted SFAS 123(R) on January 1, 2006, using the modified prospective method and, accordingly, has not restated the consolidated statements of operations for periods prior to January 1, 2006. Under SFAS 123(R), the Company is required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in its statements of operations over the service period that the awards are expected to vest. As permitted under SFAS 123(R), the Company has elected to recognize compensation cost for all options with graded vesting on a straight-line basis over the vesting period of the entire option.

Basic and Diluted Loss Per Share

Basic loss per common share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed in the same way as basic loss per common share except that the denominator is increased to include the number of additional common shares that would be outstanding if all potential common shares had been issued and if the additional common shares were dilutive. Diluted loss per common share for the three-month periods ended March 31, 2009 and 2008 is computed in the same way as basic loss per common share, as the inclusion of additional common shares that would be outstanding if all potential common shares had been issued would be anti-dilutive.  See Note 7 for the calculation of basic and diluted weighted average common shares outstanding for the three-month periods ended March 31, 2009 and 2008.

F-8

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax benefits and consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Deferred income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to the taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent obligations in the financial statements and accompanying notes. The Company's most significant assumptions are the estimates used in the determination of the deferred income tax asset valuation allowance, the valuation of oil and gas reserves to which the Company owns mineral rights and the valuation of the Company’s common shares that were issued for obligations. The estimation process requires assumptions to be made about future events and conditions, and as such, is inherently subjective and uncertain. Actual results could differ materially from these estimates.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurements and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. SFAS 157 is effective for the Company’s year beginning January 1, 2008 and has been applied prospectively. The adoption of SFAS 157 has not had a material impact on the Company’s financial position or reported results of operations.

F-9

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159").  SFAS 159 permits an entity to choose, at specified election dates, to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity is required to report unrealized gains and losses on items for which the fair value option has been elected in its results of operations at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company) and interim periods within those fiscal years. At the effective date, an entity may elect the fair value option for eligible items that exist at that date. The entity shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. The Company has not elected to measure its financial instruments and/or other eligible assets at their fair market values.  Consequently, the adoption of SFAS 159 has not had a material impact on the Company’s financial position or reported results of operations.

In December 2007, the FASB ratified the final consensuses in Emerging Issues Task Force, or EITF, Issue No. 07-1, "Accounting for Collaborative Arrangements," (“Issue 07-1”), which requires certain income statement presentation of transactions with third parties and of payments between parties to the collaborative arrangement, along with disclosure about the nature and purpose of the arrangement.  Issue 07-1 is effective for the Company’s year beginning January 1, 2009.  The Company does not expect Issue 07-1 to have a significant impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS  141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) requires an acquiring company to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date, with limited exceptions.  This Statement also requires the acquiring company in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquired company, at the full amounts of their fair values.  SFAS 141(R) makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this Statement.  This Statement is effective for the Company’s financial statements beginning January 1, 2009.  The Company does not expect the adoption of this accounting pronouncement to have a significant impact on our financial statements.

F-10

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”), which amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements.  SFAS 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity.  This statement also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income.  Changes in a parent's ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value.  The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment.  The Statement also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This Statement applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  The Company does not expect the adoption of this accounting pronouncement to have a significant impact on our financial statements.

In May 2008, the FASB issued SFAS No. 162 "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), which is effective 90 days following the SEC's approval of the Public Company Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”.  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States.  The Company does not expect the adoption of SFAS 162 to have a significant impact on our financial statements.

4.	Equipment and Leasehold Improvements

The following is a summary of equipment and improvements, at cost, as of March 31, 2009:

Office equipment	$88,903
Leasehold improvements	47,509
Total equipment and improvements	136,412
Less: accumulated depreciation	(63,902)
Equipment and improvements, net	$72,510

Depreciation expense for the three-month periods ended March 31, 2009 and 2008 was $9,233 and $8,435, respectively.

During 2008, the Company purchased $38,000 of Down-Hole Gas/Water Separation (“DGWS”) tools.  An additional $19,000 of DGWS tools was purchased during the three-month period ended March 31, 2009.  Due to the fact that the Company was subsequently unable to exercise its option to acquire 100% of the DGWS opportunity, as discussed in Note 9, the Company has no plans to utilize the tools in the near future.  The Company’s management does not believe that the value of the tools has been impaired and plans to market the tools to other exploration and development companies.  Accordingly, the down-hole tools have been classified as Assets Held for Sale on the Company’s balance sheet as of March 31, 2009 and December 31, 2008.

F-11

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

5.	Oil and Gas Properties

As of March 31, 2009 and December 31, 2008, the Company’s cost centers are as follows:

	March 31, 2009		December 31, 2008
	Amortizable	Non-Amortizable	Amortizable	Non-Amortizable
United States	$2,393,757	$1,323,053	$2,324,154	$1,322,957
Canada	-	1,443	-	1,443
The North Sea	-	-	-	-
Total	$2,393,757	$1,324,496	$2,324,154	$1,324,400

Producing Properties

The Company owns a 75% working interest in certain leases located within the Southwest Extension of the West Ranch Field, located in Jackson County, Texas.

The net capitalized cost of this property is summarized below:

Acquisition cost	$1,894,259
Development costs	557,165
2,451,424
Depletion	(57,667)
Balance at March 31, 2009	$2,393,757

Exploratory Prospects

The Company has entered into participation agreements in five exploratory oil and gas properties. Each of the five exploratory projects is excluded from its respective amortizable cost pool.  Each prospect’s costs will be transferred into the amortization base on an ongoing (well-by-well or property-by-property) basis as the prospect is evaluated and proved reserves established or impairment determined. Two of the five properties have been abandoned. The Company has a working interest and/or overriding royalty interest in the wells on the remaining properties, if they are successful. The Company paid certain amounts upon execution of the agreements and is obligated to share in the drilling costs of the exploratory wells. In addition, the Company has agreed to issue shares of its common stock based upon the proven reserves of the property.

F-12

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

United States

Big Sand Spring Valley Prospect

In 2005, The Company acquired a 50% working interest in the Big Sand Spring Valley Prospect (the “BSSV Prospect”) and an option to acquire a 50% working interest in an additional prospect, for an initial payment of $667,000 and the obligation for a future payment of $2,000,000, which represented 50% of the estimated initial drilling costs in the BSSV Prospect. In 2006, the Company acquired the other 50% working interest in the BSSV Prospect in exchange for cash payments totaling $300,000 and the transfer of the Company’s option on the additional prospect.  Under the terms of the participation agreement, the Company is obligated to issue one million shares of its common stock for each ten million equivalent barrels of net proven oil reserves developed on the BSSV Prospect. As of March 31, 2009, the Company’s investment in the BSSV Prospect totals $1,292,229.  No exploratory wells have been drilled in BSSV Prospect to date.  Unless annual rentals are renewed, the oil and gas leases relating to the BSSV Prospect will expire in August 2009.  As of March 31, 2009, the Company’s management has not yet determined if the annual rentals will be renewed.  This property is evaluated for impairment annually.  There were no impairments evident at March 31, 2009.

Steamroller Prospect

In December 2007, the Company purchased a 50% interest in a 640-acre mineral lease from the State of Utah. In the first quarter of 2008, the Company purchased a 50% interest in an additional 10,860 acre lease from the State of Utah.   This property is evaluated for impairment annually.

In June 2008, the Company sold its 50% working interest in the Steamroller prospect.  Because the Steamroller prospect represented a significant portion of the full cost pool, not subject to amortization and because full cost accounting rules do not allow for the use of specific identification with respect to calculating gains on the partial disposal of the pool, the Company has allocated the total cost of the full cost pool, not subject to amortization, among the individual prospects included within the pool, based on their relative fair market value as of the date of the Steamroller disposition.  The allocated basis attributed to the Steamroller prospect as of the date of sale was $764,763.  Gross proceeds from the sale totaled $1,190,135, resulting in a $425,372 gain on the sale of the Steamroller prospect.

Under the terms of the sale, the Company retained an overriding royalty interest on all future production from the property sold, as well as an overriding royalty interest on production from properties of mutual interest which the purchaser may develop in the future.  The Company currently owns various overriding royalty interests under approximately 20,172 net acres in Utah and Colorado, located within the Steamroller Prospect.  In addition, the Company is entitled to receive an overriding royalty interest on any additional leasehold interest acquired by its working interest partners in an area of mutual interest (“AMI”) between the parties.  The AMI covers approximately 3,571,200 gross acres.

F-13

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

Pebble Beach Prospect

In 2006, the Company entered into a series of agreements that resulted in the acquisition of five percent (5%) of the capital stock of Pebble Petroleum, Inc. (“Pebble”), as well as the following rights and interest in the Pebble Beach Prospect:

•	A $250,000 spud fee for each of the first eight wells drilled by Pebble;

•
A five percent (5%) gross overriding royalty from each well drilled on certain acreage that Pebble holds rights to in SE Saskatchewan, Canada (no capital outlay or other expenses to be required by the Company); and

•
A ten percent (10%) working interest in a joint venture with Rover Resources, Inc., (“Rover”), a subsidiary of Pebble; the joint venture will explore and develop certain prospects principally located in Divide County, North Dakota (the Company will pay 10% of all costs incurred).

As of March 31, 2009, Pebble owns approximately 324,590 gross and net acres in the Pebble Beach Prospect in SE Saskatchewan, Canada in which the Company owns a five percent (5%) gross overriding royalty.  In addition, Rover has acquired approximately 61,572 gross and 35,264 net acres principally located in Divide County, North Dakota, within the Pebble Peach Prospect.  The Company owns a ten percent (10%) working interest in these properties. As of March 31, 2009, the Company’s working interest expenditures in the North Dakota property total $533,242, of which $444,835 is payable to Rover.

This property is evaluated for impairment annually.  There were no impairments evident at March 31, 2009.  The property is currently in an evaluation phase.  The Company does not expect that a determination will be made on the viability of the property within the next twelve months.

North Sea Quad 14 and Quad 41/42 Prospects

In 2005 and 2006, the Company acquired working interests in the Quad 14 and Quad 41/42 Prospects with the obligation to fund 12.5% and 15% of the drilling costs of two exploratory wells, respectively. The Company placed $1.5 million on deposit for each prospect to cover its share of the drilling costs. The exploratory wells on both of these prospects were completed in 2007.  No economically viable reserves were discovered.

F-14

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

Once no viable reserves were discovered, the Company’s investment in the North Sea was included in the amortizable cost pool and the entire capitalized cost was charged to expense in 2007 because the costs exceeded the cost center ceiling due to lack of future revenue or any fair value of the property. A portion of the monies that were held on deposit relating to the Company’s working interest in the Quad 14 Project and released to the operator in 2007were subsequently returned to the Company in 2008 and has been recognized as revenue during the current year.

The Company is disputing its obligation to participate in the drilling of the Quad 41/42 exploratory well.  As a result, no amounts held on deposit have been released to the operator for the Quad 41/42 Prospect.  The Company’s management is attempting to determine what amount, if any, it is obligated to pay related to the drilling of the Quad 41/42 exploratory well and what amount of deposited funds, if any, could be returned to the Company.

The Company recorded impairments related to the North Sea projects as follows:

	2009	2008
	(Restated)	(Restated)

Quad 14	$-	$2,782
Quad 41/42	-	-
Totals	$-	$2,782

Canada

In June 2008, the Company acquired a 5% overriding royalty position in additional prospects located in Saskatchewan, Canada.

6.	Commitments and Contingencies

Financial Results, Liquidity and Management's Plan

The Company has incurred net losses since inception.  This factor raises substantial doubt about the Company's ability to continue as a going concern.  Historically, the Company has been successful in generating additional operating capital through the disposition of oil and gas prospects.  However, the disposition of properties is not a viable strategy for funding the Company’s long-term operations.  Accordingly, the Company’s management is developing and implementing plans to sustain the Company’s cash flow from operating activities and/or acquire additional capital funding.

No assurances can be given that the Company will obtain sufficient working capital through the sale of oil and gas properties, the issuance of common stock or by leveraging the Company's current assets, or that the implementation of its business plan will generate sufficient revenues in the future to sustain ongoing operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

F-15

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

Litigation

The Company's policy is to recognize amounts related to legal matters as a charge to operations if it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, as required by SFAS 5.

On November 20, 2007, the Company was served with a complaint alleging breach of contract, misappropriation of confidential and proprietary information and of trade secrets and claims under the Colorado Uniform Trade Secrets Act, fraud, declaratory relief declaring any agreements of release to be void and unenforceable as they were obtained by fraudulent inducement, declaration of accounting and constructive trust for all proceeds and profits from the alleged misappropriation, injunctive relief for return of all allegedly misappropriated information and cessation of use, civil theft of business values, and tortuous interference with contract. Plaintiffs seek compensatory damages in an unspecified amount, prejudgment interest, declaratory relief, injunctive relief, accounting, and attorneys’ fees. The Company believes that the causes of action are without merit and intends to defend this case vigorously.  The Company has filed a countersuit claiming abuse of process, intentional interference with an existing business and contractual relations, commercial disparagement and conspiracy.  The lawsuit has continued to negatively impact the Company's ability to pursue additional opportunities or acquire additional oil and gas prospects, as discussed in Note 5.  A further result of the lawsuit has been the sale of certain assets in order to fund the Company’s ongoing operations, as discussed on Note 5.  The litigation is currently in the discovery phase and is scheduled to go to trial in October 2009.  As of the date of these financial statements, the ultimate outcome of the litigation cannot be reasonably estimated.

Employment Agreements

In August 2007, the Company entered into a two-year employment agreement with its Vice President of Engineering.  Unless extended, the employment agreement will expire on July 31, 2009.  The Company amended its employment agreement with its Vice President of Engineering effective October 1, 2008.  The amended agreement provides for annual compensation of $144,000 and a signing bonus of $30,000.  In addition, the Company granted to this employee options to purchase 1 million shares of the Company’s common stock.  The options have a five-year life, vest over a two-year period and have an exercise price of $0.24 per share, which represents the estimated market value of the shares on the date of grant.

In June 2008, the Company entered into a two-year employment agreement with its Chief Financial Officer.  The agreement provides for annual compensation of $138,000.  In addition, the Company granted to this employee options to purchase 1 million shares of the Company’s common stock.  The options have a five-year life, vest over a two-year period and have an exercise price of $0.18 per share, which represents the estimated market value of the shares on the date of grant.

F-16

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

Lease Obligation

In December 2008, the Company renegotiated its lease for its corporate offices. The new lease has a term of 36 months and expires on December 31, 2011. Rents remaining as of March 31, 2009 under this lease are as follows:

Amount
2009 (remaining)	$46,902
2010	62,537
2011	64,140
2012	-
2013	-
Total	$173,579

Gross rent expense for the three-month periods ended March 31, 2009 and 2008 was $16,418 and $15,890, respectively.

7.	Loss Per Share

The following is a reconciliation of the number of shares used in the calculation of basic loss per share and diluted loss per share for the three-month periods ended March 31, 2009 and 2008:

	2009	2008
	(Restated)	(Restated)

Net loss	$(497,487)	$(508,756)
Weighted-average number of common shares outstanding	44,550,000	44,550,000
Incremental shares from the assumed exercise of dilutive stock options	-	-
Diluted common shares outstanding	44,550,000	44,550,000
Net loss per share, basic and diluted	$(0.01)	$(0.01)

The following securities were not included in the computation of diluted net loss per share as their effect would have been anti-dilutive:

F-17

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

	2009	2008

Stock Options	5,543,800	3,443,800
Warrants	-	12,924,000

8.	Equity Transactions

Issuance of Stock Options

In March 2008, the Board of Directors ratified the grant of options to purchase 100,000 of its common shares a consultant. The stock options were originally approved by management on August 1, 2007.  These options vest over 1 year, have a life of 5 years and have an exercise price of $0.20 per share, the market price on the effective date of grant.  Under the corresponding stock option agreement, 33,333 options vested at the time the agreement was executed with an additional 33,333 options vesting at the end of each six-month period from the grant date.  As of March 31, 2009, all 100,000 stock options are exercisable.

In June 2008, the Company granted options to purchase 1,000,000 shares of its common stock to its Chief Financial Officer.  These options vest over 2 years, have a life of 5 years and have an exercise price of $0.18 per share, the market price on the effective date of grant.  The options vest at the rate of 250,000 shares at the end of each six-month period from the effective date of grant, and all will be exercisable on December 2, 2010.

In October 2008, the Company granted options to purchase 1,000,000 shares of its common stock to its President.  These options vest over 2 years, have a life of 5 years and have an exercise price of $0.17 per share, the market price on the effective date of grant.  Fifty percent of the options vested immediately, with the remaining 50% vesting one year from the effective date of the grant.

A summary of stock option activity for the three-month period ended March 31, 2009 and the year ended December 31, 2008 is presented below:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contract	Intrinsic
	Options	Price	Term	Value

Outstanding at December 31, 2007	3,393,800	$0.67	3.5 years	-
Options granted	2,150,000	$0.19	4.5 years	-
Options exercised	-	-	-	-
Options expired	-	-	-	-
Options forfeited	-	-	-	-
Outstanding at December 31, 2008	5,543,800	$0.46	3.4 years	-
Options granted	-	-	-	-
Options exercised	-	-	-	-
Options expired	-	-	-	-
Options forfeited	-	-	-	-
Outstanding at March 31, 2009	5,543,800	$0.46	4.1 years	$-

Exercisable at March 31, 2009	3,793,800	$0.62	4.0 years	$-

F-18

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

The assumptions used in the Black-Scholes option pricing model for the stock options granted during the year ended December 31, 2008 were as follows:

Risk-free interest rate	2.77-3.25%
Expected volatility of common stock	101%
Dividend yield	$0.00
Expected life of options	5 years
Weighted average fair market value of options granted	$0.18

Sale of Equity Units

In March and May 2006, the Company sold 11,876,000 and 1,248,000 equity units, respectively, through a private placement offering. Each equity unit consisted of one share of the Company’s common stock and one warrant to purchase one share of the Company’s common stock at $1.00 per share. The equity units had a registration rights agreement that required the Company to file a registration statement with the Securities and Exchange Commission covering the shares and shares to be issued upon exercise of the warrants. The registration became stale and was cancelled by the Company during 2008.

Warrants

A summary of warrant activity for the year ended December 31, 2008 is presented below:

Weighted Average
	Number of	Exercise
	Warrants	Price
Outstanding, December 31, 2007	12,924,000	$1.16
Issued	-	-
Exercised	-	-
Expired	(12,924,000)	$(1.16)
Forfeited	-	-
Outstanding, December 31, 2008	-	$-
Exercisable, December 31, 2008	-	$-

F-19

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

For Each of the Three-Month Periods Ended March 31, 2009 and 2008Warrants to purchase 11,676,000 expired in March 2008.  Warrants to purchase 1,248,000 shares expired in May 2008.

Shares Reserved for Future Issuance

As of March 31, 2009, the Company has reserved shares for future issuance upon exercise of outstanding options and warrants as follows:

Options	5.543.800
Warrants	-
Total	5,543,800

These amounts do not include any shares that may have to be issued upon the discovery of net proved reserves in the Nevada oil and gas property.

9.	Related Party Transaction

In October 2007, the Company acquired certain exploratory oil and gas leases and an option (“Option”) to acquire 100% of a natural gas production opportunity which employs specialty down-hole gas/water separation equipment from entities partially-owned by our President and Chief Executive Officer.  Under the Option agreement, the Company can, after meeting certain obligations, purchase all of the outstanding shares of such related entity in exchange for 25 million shares of its common stock.

The Company made the following payments to acquire the Option:

1)	$125,000 to the related entity for certain the oil and gas leases located in Alberta, Canada.

2)	$20,000 to the related entity as reimbursement for amounts paid to Zavanna Canada Corp in connection with licenses to the DGWS equipment.

The Company had the following periodic obligations in order to retain the Option, which expires on December 31, 2010:

1)	Payments of $20,000 to the related entity each six months commencing on June 30, 2008 through June 30, 2010.

2)	Payments to the related entity of $250,000 on each of December 31, 2008 and December 31, 2009. These amounts may be paid in either cash or with shares of our common stock.

F-20

Eternal Energy Corp.

Notes to the Condensed Financial Statements

As of March 31, 2009 and
For Each of the Three-Month Periods Ended March 31, 2009 and 2008

3)	Drill and equip two wells with DGWS equipment; one before June 30, 2008 and the other before January 15, 2009.

4)
Pay to one DGWS manufacturer (Kudu Industries) $25,000 in September 2007 and further agree to purchase ten DGWS devices each year, beginning in 2008, at a cost of $3,800 per device in order to maintain exclusive rights to equipment supply. In addition, the grantor of the license will receive a 1% royalty on each well which utilizes the device.  The license expires in January 2012 and can be extended for an additional 5 years at a cost of $300,000.

5)
Payments to a second DGWS manufacturer (Down-Hole Injections, Inc.) of $35,000 on March 30, 2008 and future annual payments of $10,000. The Company is required to pay $500 for each device used and assign to the manufacturer a carried 5% working interest in each well using the device.  The Company is required to purchase and install 20 devices in Canada by March 31, 2008.

6)	Payments to the second DGWS manufacturer of $6,000 by March 31 of each year and give to the manufacturer a 5% working interest in each well located in the state of Utah that utilizes the device.

As a result of the on-going litigation with Zavanna LLC, et al, and its associated negative impact on the Company’s working capital position, the Company was unable to meet all of the obligations under the Option agreement.  Consequently, in December 2008, the Company received a notification from one of the related entities of its desire to attempt to re-market the DGWS natural gas opportunity to third parties.  As a result, the original Option agreement between the Company and the related entity was amended.  The amended agreement relieves the Company of its obligation to make the $250,000 payments to the related entity, originally scheduled for December 2008 and 2009, and enables the related entity to attempt to freely market the technology and opportunity.  Furthermore, the related entity has agreed to work in good faith to reimburse the Company for its investment in the original technology and to secure the granting of a 1% overriding royalty interest in favor of the Company for any wells in which the technology is used to generate production.  As a result of the amended agreement, the Company has been relieved of its liability to the related entities and has reduced the carrying value of the licenses by $500,000.  In addition, the Company has removed the licenses from its balance sheet and reclassified $57,000 of DGWS tools as Assets Held for Sale as of March 31, 2009.

10.	Subsequent Event

In May 2009, the Company collected $730,000 of spud fees receivable that were previously held in escrow (Note 5).  A portion of the funds were used to settle amounts owed to Rover Resources in connection with the Company’s working interest in the Pebble Beach Prospect, totaling $444,835 (Note 5).
F-21

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

THE FOLLOWING PRESENTATION OF OUR MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS REPORT.

A Note About Forward-Looking Statements

This Quarterly Report on Form 10-Q contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on current management's expectations. These statements may be identified by their use of words like “plans,” “expect,” “aim,” “believe,” “projects,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and other expressions that indicate future events and trends. All statements that address expectations or projections about the future, including statements about our business strategy, expenditures, and financial results are forward-looking statements. We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur.

Actual results could differ materially from those in the forward looking statements due to a number of uncertainties including, but not limited to, those discussed in this section. Factors that could cause future results to differ from these expectations include general economic conditions, further changes in our business direction or strategy, competitive factors, oil and gas exploration uncertainties, and an inability to attract, develop, or retain technical, consulting or managerial agents or independent contractors. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives requires the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and accordingly, no opinion is expressed on the achievability of those forward-looking statements. No assurance can be given that any of the assumptions relating to the forward-looking statements specified in the following information are accurate, and we assume no obligation to update any such forward-looking statements. You should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report, except as required by law; we are not obligated to release publicly any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

Industry Outlook

The petroleum industry is highly competitive and subject to significant volatility due to numerous market forces. Crude oil and natural gas prices are affected by market fundamentals such as weather, inventory levels, competing fuel prices, overall demand and the availability of supply.

4

Worldwide oil prices rose throughout 2007 and reached historical highs during the last half of 2008, before tumbling amid worldwide economic crisis.  Continued economic instability could impact demand, thus adversely affecting crude oil prices.

Oil prices cannot be predicted with any certainty and have significantly affected profitability and returns for upstream producers. Historically, the WTI price has averaged approximately $47 per barrel over the past ten years. However, during that time, the industry has experienced wide fluctuations in prices. While local supply/demand fundamentals are a decisive factor affecting domestic natural gas prices over the long term, day-to-day prices may be more volatile in the futures markets, such as on the NYMEX and other exchanges, making it difficult to forecast prices with any degree of confidence. Over the last ten years, the NYMEX gas price has averaged approximately $5.67 per mcf.

Restatement of the 2008 Financial Statements

In 2009, we discovered that that certain transactions reported in our 2008 and 2007 financial statements were reported incorrectly.  Given the materiality of the affected transactions and related account balances, we have elected to restate our 2008 and 2007 financial statements in order to correct the error.  The nature and effect of the corrections of the accounting errors on the financial statements for the years ended December 31, 2008 and 2007 are discussed in detail in Part II, Item 8: Financial Statements and Supplementary Data (Footnote 2, page F-__). As a result, we have revised our discussion of the results of operations for the three-month period ended March 31, 2009 vs. 2008.

Results of Operations for the Three-Month Period Ended March 31, 2009 vs. 2008

Our business plan includes the acquisition of interests in oil and gas exploratory prospects, and in some cases, such as the Steamroller Prospect, we may sell all or part of our working interest and retain an overriding royalty interest in the properties. The nature of these transactions is that they occur irregularly and, therefore, our operating results may fluctuate significantly from period to period.

The Company acquired a 75% working interest in the West Ranch property through a series of transactions occurring in 2007 and began recognizing oil and gas revenues and operating expenses relating to the West Ranch property in the fourth quarter of 2007.  Falling oil prices led us to temporarily shut-in the producing wells on the West Ranch property during the latter part of 2008.  We also elected to temporarily delay further development of the West Ranch wells to divert working capital to fund our legal defense in the Zavanna LLC, et al (“Zavanna”) litigation. As of March 31, 2009, the West Ranch wells continue to be shut in.  Accordingly, the Company has not recognized any revenue from oil and gas sales from the West Ranch property during the three-month period ended March 31, 2009, compared to oil and gas revenue of $80,257 for the three-month period ended March 31, 2008.  Oil and gas operating expenses totaled $30,009 for the three-month period ended March 31, 2009, which represents costs necessary to maintain the wells during the shut-in period.  Oil and gas operating expenses totaled $209,388 for the three-month period ended March 31, 2008.

5

As indicated in the footnotes to the financial statements, the Company capitalizes all acquisition and exploration related costs related to a prospect on a country-by-country basis.  Such costs are included in our non-amortizable pool until it can be determined whether the prospect contains any economically recoverable oil or gas reserves.  We recognized $2,281 of impairment expense for the three-month period ended March 31, 2008 which represents residual costs associated with the abandonment of the Quad 14 property in 2007 for which we were not billed until 2008.  No exploratory wells were abandoned in 2008 or to date in 2009.  Accordingly, no impairment expense was recognized for the three-month period ended March 31, 2009.  It is possible that additional residual costs relating to the abandonment of the Quad 14 property may be received during 2009 as the final accounting for the Quad 14 project is completed.  However, we do not expect these residual costs, if any, to have a material effect on our 2009 financial statements.

As of March 31, 2009, we had $1,599,021 on deposit relating to the drilling of the Quad 41/ 42 Prospect.  We are currently disputing our obligation to participate in the drilling of the Quad 41/42 exploratory well.  As a result, no amounts held on deposit have been released to the project’s operator.  Our management is attempting to determine what amount, if any, we are obligated to pay related to the drilling of the Quad 41/42 exploratory well and what amount of deposited funds, if any, could be returned to the Company.

General and administrative expenses increased from $165,880 for the three-month period ended March 31, 2008 to $221,533 for the three-month period ended March 31, 2009 primarily due to the following:

•
As a result of the hiring our Chief Financial Officer in June 2008, the Company's payroll and related expenses for the three-month period ended March 31, 2009 increased by $34,738 from the same period in 2008.

•
Prior to October 1, 2008, we engaged a third-party consultant to provide us with investor relations services.  Investor relations expenses totaled $18,339 for the three-months ended March 31, 2008 compared to $0 for the three-month period ended March 31, 2009.   All investor relations activities are currently performed by our Chief Financial Officer.

•	We incurred $41,854 in consulting fees related to land management for the three-month period ended March 31, 2009 compared to $18,387 for the same period in 2008.

Stock-based compensation expense for the three-month periods ended March 31, 2009 and 2008 was $110,250 and $102,905, respectively.  The increase is due to stock options that were granted to our CFO and CEO in June and October 2008, respectively.

Professional fees for the three-month period ended March 31, 2009 increased by $105,601 from the same period in 2008 primarily as a result of legal fees incurred in connection with our defense of the litigation brought forth by Zavanna.  Though there is no guarantee that we will successfully do so, we hope to recoup all of our legal expenditures relating to this action, as well as compensation for other damages suffered by the Company in connection with the original suit.

6

Depreciation, depletion and amortization expense for the three-month period ended March 31, 2009 decreased by $19,841 from the same period in 2008, primarily due to the fact that we wrote off our payments made under the licenses to use specialty down-hole gas/water separation (“DGWS”) equipment in December 2008.  Amortization related to the down-hole licenses totaled $0 and $17,100 for the three months ended March 31, 2009 and 2008, respectively.

We recognized $10,291 of interest income for the three-month period ended March 31, 2009, an increase of $7,624 from the same period in 2008.  The increase is due to interest earned on spud fees which are being held in escrow pending the outcome of the Zavanna litigation.

Results of Operations for the Three-Month Periods Ended March 31, 2008 vs. 2007

During 2007, we acquired working interests that total 75% in the West Ranch property located in Jackson County, Texas. We realized $80,257 in revenue from this property in the three-month period ended March 31, 2008. We had no revenue in the corresponding period in 2007.

Our share of the operating costs of the West Ranch Field was $209,388 for the three-month period ended March 31, 2008. We had no similar costs in the corresponding period in 2007, as we acquired our interest in this field after March 31, 2007.

Also during the year ended December 31, 2007, we abandoned our interests in the North Sea Quad 14, 41, and 42 activities. Two test wells were completed, and no economical reserves were discovered. We made a deposit of $1,500,000 to cover our share of the drilling costs of the test well on the Quad 41 and 42 prospects. No amount of this deposit has been released to the operator, and we have instructed the holder of the funds not to release any funds. We are currently attempting to determine what amount, if any, will be released to the operator. We used the full cost method to account for our exploration activities and, therefore, do not expense any exploration costs until a prospect is abandoned.

General and administrative expenses increased from $127,042 for the three-month period ended March 31, 2007, to $165,880 for the corresponding period in 2008. An analysis of the increase in general and administrative expenses, and the relevant components, is as follows:

•	Consulting fees increased from $9,114 in the three-month period ended March 31, 2007, to $18,387 in the corresponding period in 2008, as we began using consultants to monitor our West Ranch property.

•
Salary costs increased by $55,133 for the three-month period ended March 31, 2008, compared to the corresponding period in 2007 as a result of the hiring of our Vice President of Engineering in the second half of 2007 and the hiring of additional administrative staff as a result of our increased activities.

7

•
We commenced providing health insurance benefits to our employees during 2008 at a cost of $14,966 for the three-month period ended March 31, 2008 compared to $0 for the three-month period ended March 31, 2007.

We determine the value of options granted to employees and directors and amortize that value over the vesting period of each option. Such value is recorded as stock-based compensation, which increased from $46,046 for the three-month period ended March 31, 2007, to $102,905 in for the three-month period ended March 31, 2008.  The increase was the result of additional stock options granted to our employees during the second half of 2007.

We realized $2,667 in interest income in the three-month period ended March 31, 2008, compared to $15,285 in the corresponding period in 2007. The decrease in interest income resulted from a decrease in the amounts that we have on deposit related to the Quad 14 and Quad 41/42 properties.

In October 2007, we acquired from entities partially-owned by our Chairman and Chief Executive Officer certain exploratory oil and gas leases and an option (“Option”) to acquire 100% of a natural gas production opportunity which employs specialty down-hole gas/water separation equipment.  Under the Option agreement, the Company can, after meeting certain obligations, purchase all of the outstanding shares of such related entity in exchange for 25 million shares of its common stock.

The Company has made the following up-front payments to acquire the Option:

1) $125,000 to the related entity for certain the oil and gas leases in Alberta, Canada.

2) $20,000 to the related entity as reimbursement for amounts paid to Zavanna Canada Corp in connection with licenses to the DGWS equipment.

The Company has the following periodic obligations in order to retain the Option which expires on December 31, 2010:

1)	Payments of $20,000 to the related entity each six months commencing on June 30, 2008 through June 30, 2010.

2)	Payments to the related entity of $250,000 on each of December 31, 2008 and December 31, 2009. These amounts may be paid in either cash or with shares of our common stock.

3)	Drill and equip two wells with DGWS equipment; one before December 31, 2008 and the other before December 31, 2010.

4)
Pay to one DGWS manufacturer $25,000 in September 2007 and further to purchase ten DGWS devices each year, beginning in 2008, at a cost of $3,800 per device in order to maintain exclusive equipment supply. In addition, the grantor of the license will receive a 1% royalty on each well using the device.  The license expires in January 2012 and can be extended for 5 years at a cost of $300,000.

8

5)
Payments to a second DGWS manufacturer of $35,000 on March 30, 2008 and future annual payments of $10,000. The Company is required to pay $500 for each device used and give to the grantor of the license a 5% working interest in each well using the device.  The Company is required to purchase and install in Canada 20 devices by March 31, 2008.

6)	Payments to the second DGWS manufacturer of $6,000 by March 31 of each year and give to the grantor of the license a 5% working interest in each well using the device in the state of Utah.

As a result of the on-going litigation with Zavanna, and its associated negative impact on the Company’s working capital position, the Company was unable to meet all of the obligations under the Option agreement.  Consequently, in December 2008, we received a notification from one of the related entities of its desire to remarket the DGWS natural gas opportunity to third parties.  As a result, the original Option agreement between the Company and the related entity was amended.  The amended agreement relieves the Company of its obligation to make the $250,000 payments to the related entity, originally scheduled for December 2008 and 2009, and enables the related entity to freely market the technology.  Furthermore, the related entity has agreed to work in good faith to reimburse the Company for its investment in the original technology and to secure the granting of a 1% overriding royalty interest in favor of the Company for any wells in which the technology is used to generate production.  As a result of the amended agreement, the Company has been relieved of its liability to the related entities and has reduced the carrying value of the licenses by $500,000.  In addition, the Company has removed the licenses from its balance sheet and reclassified its DGWS tools as Assets Held for Sale as of December 31, 2008.

 Liquidity and Capital Resources

As of March 31, 2009, our assets totaled $6,544,344, which included cash balances of $286,364 and investments in oil and gas properties of $3,718,253, net of accumulated depletion.  In addition, we have recorded a $750,000 receivable for spud fees earned in 2008 and have $1,599,021 on deposit related to our interest in the Quad 41/42 prospect.  In May 2009, we collected $730,000 of the spud fees owed to us that were previously held in escrow.  A portion of these funds was used to settle amounts owed to Rover Resources Inc. in connection with our working interest in the Pebble Beach Prospect, totaling $444,835.

We anticipate spending $2,245,000 for improvement to our West Ranch property over the next several years.  Since the Company has historically generated net losses and negative cash flows, it is likely that we will need to obtain additional working capital in order to fund these expenditures.  Historically, we have successfully raised additional operating capital through private equity funding sources.  With that in mind, our management is refining its business plan regarding various funding options.  However, no assurances can be given that the Company will be able to obtain sufficient working capital through the sale of its common stock and/or borrowing or that the development and implementation of the Company’s business plan will generate sufficient future revenues to sustain ongoing operations. In addition, as discussed below, our ability to pursue additional revenue-generating opportunities has been hampered by our involvement in the Zavanna litigation.  It is likely that we will continue to incur significant legal fees until the litigation is ultimately resolved.  The combination of these factors raises substantial doubt with our auditor about the Company’s ability to continue as a going concern.

9

On November 2007, we were served with a complaint alleging breach of contract, misappropriation of confidential and proprietary information and of trade secret and claims under the Colorado Uniform Trade Secrets Act, fraud, declaratory relief declaring any agreements of release to be void and unenforceable as they were obtained by fraudulent inducement, declaration of accounting and constructive trust for all proceeds and profits from the alleged misappropriation, injunctive relief for return of all allegedly misappropriated information and cessation of use, civil theft of business values, and tortuous interference with contract. The Plaintiffs seek compensatory and punitive damages in an unspecified amount, prejudgment interest, declaratory relief, injunctive relief, accounting, and attorneys’ fees. Management believes the causes of action are without merit and intends to defend its rights vigorously. In January 2008, we filed a countersuit claiming abuse of process, intentional interference with an existing business and contractual relations, commercial disparagement and conspiracy.  The lawsuit has continued to negatively impact our ability to pursue additional opportunities and/or acquire additional oil and gas prospects.  A further result of the lawsuit has been the sale of certain assets in order to fund our ongoing operations.  As of the date of the initial Quarterly Report, the litigation was in the discovery phase and the ultimate outcome of the litigation could not be reasonably estimated.  Subsequently, in July 2009, the litigation was favorably settled.  As part of the settlement agreement, we will receive $255,000 in settlement proceeds as partial reimbursement of legal fees incurred in connection with the litigation.  The entire amount of the settlement proceeds is expected to be received during the third quarter of 2009.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements at March 31, 2009.

10

ITEM 4T. CONTROLS AND PROCEDURES.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.  Based on the foregoing, our Principal Executive Officer and our Principal Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.  Based on these evaluations, our certifying Officers have concluded, subject to the limitations noted below, that, as of the end of the period covered by this Quarterly Report on Form 10-Q:

(a)           Our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934 was recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms; and

(b)           Our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act was accumulated and communicated to our management, including the Certifying Officers, as appropriate to allow timely decisions regarding required disclosure.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, do not expect that our disclosure controls and procedures will prevent or detect all error and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.  The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.  Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls.  The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Projections of any evaluation of controls effectiveness to future periods are subject to risks.  Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in Internal Control over Financial Reporting

There has been no change in our internal controls over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely materially to affect, our internal controls over financial reporting.

11

Part II - OTHER INFORMATION

ITEM 6. EXHIBITS.

Exhibit	Description of Exhibit
3(i).1	Articles of Incorporation filed with the Nevada Secretary of State on July 25, 2003. (Incorporated by reference to Exhibit 3.1 of our Form 10-SB filed August 18, 2004.)

3(i).2	Certificate of Change filed with the Nevada Secretary of State effective November 7, 2005. (Incorporated by reference to Exhibit 3(i).2 of our Current Report on Form 8-K filed November 9, 2005.)

3(i).3	Articles of Merger filed with the Nevada Secretary of State effective November 7, 2005. (Incorporated by reference to Exhibit 3(i).3 of our Current Report on Form 8-K filed November 9, 2005.)

3(ii).1	Bylaws, adopted July 18, 2003. (Incorporated by reference to Exhibit 3.2 of our Form 10-SB filed August 18, 2004.)

3(ii).2	Amendment No. 1 to Bylaws, adopted November 4, 2005. (Incorporated by reference to Exhibit 3(ii) of our Current Report on Form 8-K filed November 9, 2005.)

10.1
Agreement and Plan of Merger between Golden Hope Resources Corp. (renamed Eternal Energy Corp.) and Eternal Energy Corp., filed with the Nevada Secretary of State effective November 7, 2005. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed November 9, 2005.)

10.2
Purchase and Sale Agreement between Eternal Energy Corp. and Merganser Limited, dated November 7, 2005. (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed November 9, 2005.)

10.3	Form of Subscription Agreement for November 2005 private placement. (Incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed November 9, 2005.)

10.4	Form of Common Stock Purchase Warrant for November 2005 private placement. (Incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed November 9, 2005.)

10.5	Registration Rights Agreement for November 2005 private placement. (Incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K filed November 9, 2005.)

10.6
Letter Agreement by and between Eternal Energy Corp. and International Frontier Resources Corporation. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed December 5, 2005.)

10.7	Employment Agreement by and between Eternal Energy Corp. and Bradley M. Colby. (Incorporated by reference to Exhibit 10.1 of our Amended Current Report on Form 8-K/A filed June 29, 2006).

10.7(b)
Excerpt from the minutes of the Board of Directors meeting on July 26, 2007, setting forth the terms of the Second Amendment to Employment Agreement by and between Eternal Energy Corp. and Bradley M. Colby. (Incorporated by reference to Exhibit 10.1b of our Current Report on Form 8-K filed September 27, 2007.)

10.8
First Amendment to Employment Agreement by and between Eternal Energy Corp. and Bradley M. Colby (Incorporated by reference to Exhibit 10.1(a) of our Current Report on Form 8-K filed December 8, 2006).

10.9
Letter Agreement by and between Eternal Energy Corp. and International Frontier Resources Corporation Relating to Quad 41 and Quad 42 dated January 30, 2006. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed February 3, 2006.)

12

10.10
Amended and Restated Letter Agreement by and between Eternal Energy Corp. and International Frontier Resources Corporation Relating to Quad 14 dated January 30, 2006. (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed February 3, 2006.)

10.11
Finder’s Fee Agreement by and between Eternal Energy Corp. and Taverham Company Ltd. dated January 30, 2006. (Incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed February 3, 2006.)

10.12	Form of Subscription Agreement for March 2006 private placement. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed March 8, 2006.)

10.13	Form of Common Stock Purchase Warrant for March 2006 private placement. (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed March 8, 2006.)

10.14	Form of Registration Rights Agreement for March 2006 private placement. (Incorporated by reference to Exhibit 10.1 of our Amended Current Report on Form 8-K/A filed March 29, 2006.)

10.15	Letter Agreement between us and Eden Energy Corp. dated April 14, 2006 (Incorporated by reference to Exhibit 10.1 our Current Report on Form 8-K filed April 21, 2006).

10.16
Letter Agreement effective as of May 19, 2006, by and among Eternal Energy Corp., International Frontier Resources Corporation, Palace Exploration Company Limited, Oilexco Incorporated, and Challenger Minerals (North Sea) Limited (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed May 23, 2006).

10.17**
Letter Agreement dated October 15, 2006, by and among Eternal Energy Corp., Fairway Exploration, LLC, Prospector Oil, Inc., and 0770890 B.C. Ltd. (Incorporated by reference to Exhibit 10.17 of our Registration Statement on Form 10-KSB filed April 16, 2007).

10.18**
Letter Agreement dated October 26, 2006, by and among Eternal Energy Corp., Fairway Exploration, LLC, Prospector Oil, Inc., 0770890 B.C. Ltd., and Rover Resources Inc. (Incorporated by reference to Exhibit 10.18 of our Registration Statement on Form 10-KSB filed April 16, 2007).

10.19
Letter Agreement dated February 28, 2007, by and among Eternal Energy Corp., Pebble Petroleum Inc., Emerald Bay Holdings Ltd., and Heartland Resources Inc. (Incorporated by reference to Exhibit 10.19 of our Registration Statement on Form 10-KSB filed April 16, 2007).

10.20	Agreement To Terminate DGWS Option (Incorporated by reference to Exhibit 10.20 of our Quarterly Report on Form 10-Q filed May 15, 2009).

10.21
Amended and Restated Employment Agreement by and between Eternal Energy Corp. and Craig Phelps dated August 1, 2007 (Incorporated by reference to Exhibit 10.21 of our Quarterly Report on form 10-Q filed May 15, 2009).

10.22	Employment Agreement by and between Eternal Energy Corp. and Kirk A. Stingley dated June 2, 2008 (Incorporated by reference to Exhibit 10.22 of our Quarterly Report on form 10-Q filed May 15, 2009).

31.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act

31.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act

32.1*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act

32.2*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act

* Filed herewith.

** Portions omitted pursuant to a request for confidential treatment.

13

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETERNAL ENERGY CORP. (Registrant)

December _, 2009	/s/ Bradley M. Colby
Bradley M. Colby President and Chief Executive Officer

14

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Bradley M. Colby, certify that:

1.	I have reviewed this Amended Form 10-Q/A of Eternal Energy Corp.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date:  December _, 2009

/s/ Bradley M. Colby
Bradley M. Colby,
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Kirk A. Stingley, certify that:

1.	I have reviewed this Amended Form 10-Q/A of Eternal Energy Corp.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date:  December _, 2009

/s/ Kirk A. Stingley
Kirk A. Stingley,
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amended Quarterly Report of Eternal Energy Corp. on Form 10-Q/A for the period ending March 31, 2009, as filed with the Securities and Exchange Commission on the date hereof, I, Bradley M. Colby, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

December _, 2009

/s/ Bradley M. Colby
Bradley M. Colby,
President and Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amended Quarterly Report of Eternal Energy Corp. on Form 10-Q/A for the period ending March 31, 2009, as filed with the Securities and Exchange Commission on the date hereof, I, Kirk A. Stingley, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

December _, 2009

/s/ Kirk A. Stingley
Kirk A. Stingley,
Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                           to

Commission File Number:  000-50906

ETERNAL ENERGY CORP.
(Exact name of registrant as specified in its charter)

Nevada	20-0237026
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2549 West Main Street, Suite 202, Littleton, Colorado	80120
(Address of principal executive offices)	(Zip Code)

(303) 798-5235
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

(Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 Yes ☐ No ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date:
44,550,000 shares of common stock issued and outstanding at December __, 2009.

ETERNAL ENERGY CORP.
FORM 10-Q
QUARTERLY PERIOD ENDED JUNE 30, 2009

INDEX

A Note About Forward-Looking Statements

This Quarterly Report on Form 10-Q contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management’s current expectations. These statements may be identified by their use of words like “plans,” “expect,” “aim,” “believe,” “projects,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and other expressions that indicate future events and trends. All statements that address expectations or projections about the future, including statements about our business strategy, expenditures, and financial results, are forward-looking statements. We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur.

Actual results could differ materially from those in the forward looking statements due to a number of uncertainties including, but not limited to, those discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Factors that could cause future results to differ from these expectations include general economic conditions; further changes in our business direction or strategy; competitive factors; market uncertainties; and an inability to attract, develop, or retain consulting or managerial agents or independent contractors. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives requires the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and accordingly, no opinion is expressed on the achievability of those forward-looking statements. No assurance can be given that any of the assumptions relating to the forward-looking statements specified in the following information are accurate, and we assume no obligation to update any such forward-looking statements. You should not unduly rely on these forward-looking statements, which speak only as of the date of this Quarterly Report. Except as required by law, we are not obligated to release publicly any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

1

EXPLANATORY NOTE
In 2009, we discovered that certain accounting errors had occurred that affected our financial statements for the years ended December 31, 2008 and 2007.  Specifically:

•
we had improperly expensed our entire interest in the North Dakota prospect rather than expensing only the interest owned beneficially through our investment in Pebble Petroleum.  We sold our beneficial ownership interest in 2007;

•
amounts advanced to Rover Resources Inc. in 2007 were improperly recorded as investments in oil and gas properties and subsequently expensed upon the sale of the Company’s investment in Pebble Petroleum;

•	a gain on the sale of the Company’s interest in Pebble Petroleum Inc. was improperly presented as a sale of an oil and gas prospect rather than as a gain on the sale of an equity investment;

•	spud fee revenue was not recognized in the same period during which the initial drilling of the wells commenced;

•	stock-based compensation expense was understated for 2006, 2007 and 2008 due to an incorrect application of SFAS 123(R), Share-Based Payment; and

•	we had overstated the gain associated with the sale of our Steamroller Prospect due to an incorrect application of the rules of the full cost method of accounting.

Due to the materiality of the errors, we have elected to restate our 2008 and 2007 financial statements to reflect the correction of these errors.  The nature and effect of the corrections of the accounting errors on the financial statements for the year ended December 31, 2008 and for the three-month and six-month periods ended June 30, 2008 are discussed in detail in Part I, Item 7: Management’s Discussion and Analysis or Plan of Operation (page __) as well as in Part II, Item 8: Financial Statements and Supplementary Data (Footnote 2, page F-__).

This Amendment No. 1 on Form 10-Q/A amends our Report on Form 10-Q for the quarter ended June 30, 2009 filed with the Securities and Exchange Commission on August 14, 2009.  This Amendment No. 1 on Form 10-Q/A amends Part I, Item 1: Financial Statements, Part I, Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operation and Part I, Item 4T: Controls or Procedures.  No other Item in our Report on Form 10-Q filed on August 14, 2009 is amended, modified or updated hereby.  Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, new certifications of our principal executive officer and principal financial officer are being filed as exhibits to this Form 10-Q/A.

2

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.
Eternal Energy Corp.

Condensed Financial Statements (Unaudited)

As of June 30, 2009,
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

3

Eternal Energy Corp.

Index to the Condensed Financial Statements (Unaudited)

As of June 30, 2009,
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

4

Eternal Energy Corp.

Condensed Balance Sheets (Unaudited)

For Each of the Six-Month Periods Ended June 30, 2009 and 2008

	June 30,	December 31,
	2009	2008
	(Restated)	(Restated)
ASSETS
Current assets:
Cash	$297,691	$727,701
Accounts receivable	20,833	-
Prepaid expenses	6,054	9,266
Total current assets	324,578	736,967
Receivable	20,000	750,000
Equipment and leasehold improvements, net of accumulated depreciation and amortization of $74,721 and $54,667 respectively	61,692	60,242
Oil and gas properties – subject to amortization, net of accumulated depletion of $57,667	2,438,097	2,324,154
Oil and gas properties – not subject to amortization	1,324,496	1,324,400
Assets held for sale	57,000	38,000
Deposits	1,620,366	1,604,366
Total assets	$5,846,229	$6,838,129

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accounts payable and accrued liabilities	$185,870	$98,808
Accrued officer’s compensation	43,101	43,101
Accrued oil and gas interests	-	444,738

Total liabilities	$228,971	$586,647

Commitments and contingencies

Stockholders' equity:
Common stock, $.001 par value, 875,000,000 shares authorized, 44,550,000 shares issued and outstanding, respectively	44,550	44,550
Additional paid-in capital	9,238,406	9,039,131
Accumulated deficit	(3,665,698)	(2,832,199)
Total stockholders' equity	5,617,258	6,251,482
Total liabilities and stockholders' equity	$5,846,229	$6,838,129

F-1

Eternal Energy Corp.

Condensed Statements of Operations (Unaudited)

For Each of the Six-Month Periods Ended June 30, 2009 and 2008

	For the Three-Month Period Ended		For the Six-Month Period Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	(Restated)	(Restated)	(Restated)	(Restated)
Gain on sale of oil and gas property – excluded from amortizable pool, net of costs		425,372		425,372
Oil and gas sales	4,533	56,816	4,533	137,073
Total revenue	4,533	482,188	4,533	562,445
Operating expenses:
Oil and gas operating expenses	3,326	187,838	33,334	397,226
Down-hole gas and water license royalties	-	-	-	51,000
Impairment of oil and gas properties	-	(1,194)	-	1,087
General and administrative	167,511	151,594	389,046	317,474
Stock based compensation	89,025	101,747	199,275	204,651
Professional fees	86,586	132,954	223,339	164,107
Depreciation, amortization and depletion expense	10,819	35,812	20,052	64,886
Total operating costs	357,267	608,751	865,046	1,200,431

Total operating income (loss)	352,734	(126,563)	(860,513)	(637,986)

Interest income	16,722	705	27,014	3,372

Net loss	$(336,012)	$(125,858)	$(833,499)	$(634,614)

Net loss per common share -
Basic and diluted	$(0.01)	$0.00	$(0.02)	$0.01
Weighted average number of shares outstanding -
Basic and diluted	44,550,000	44,550,000	44,550,000	44,550,000

F-2

Eternal Energy Corp.

Condensed Statements of Cash Flows (Unaudited)

For Each of the Six-Month Periods Ended June 30, 2009 and 2008

	For the	For the
	Six-Month	Six-Month
	Period Ended	Period Ended
	June 30, 2009	June 30, 2008
	(Restated)	(Restated)
Cash flows provided by (used for) operating activities:
Net income (loss)	$(833,499)	$(634,614)
Adjustments to reconcile net loss to net cash used by operating activities:
Non cash transactions:
Stock-based compensation	199,275	204,651
Depreciation, depletion and amortization	20,054	64,886
Gain on the sale of oil and gas property, excluded from amortization	-	(425,372)
Changes in operating assets and liabilities:
(Increase) decrease in receivables	709,167	148,681
Decrease in prepaid expense	3,212	14,242
Increase in deposits	(16,000)	-
Increase (decrease) in accounts payable and accrued liabilities	87,062	(68,739)
Net cash provided by (used for) operating activities	169,271	(696,265)
Cash flows provided by (used for) investing activities:
Return of drilling deposits	-	121,452
Proceeds from the sale of oil and gas property, excluded from amortization	-	1,190,135
Additions to oil and gas properties	(558,777)	(319,974)
Additions to equipment and leasehold improvements	(40,504)	(22,479)
Net cash provided by (used for) investing activities	(599,281)	969,134
Net increase (decrease) in cash	(430,010)	272,869
Cash - beginning of period	727,701	791,891
Cash - end of period	$297,691	$1,064,760

The accompanying notes are an integral part of the financial statements.

F-3

Eternal Energy Corp.

Condensed Statements of Cash Flows (Unaudited)

For Each of the Six-Month Periods Ended June 30, 2009 and 2008

Supplemental Disclosure of Cash Flow Information

	For the	For the
	Six-Month	Six-Month
	Period Ended	Period Ended
	June 30, 2009	June 30, 2008
	(Restated)	(Restated)
Cash paid during the three-month and six-month period for:
Interest	$-	$-
Income taxes	$-	$-

The accompanying notes are an integral part of the financial statements.

F-4

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

1.	Description of Business

Eternal Energy Corp. (the "Company") was incorporated in the state of Nevada in March 2003. The Company engages in the acquisition, exploration, development and producing of oil and gas properties. At June 30, 2009, the Company has entered into participation agreements related to oil and gas exploration projects in the Big Sand Spring Valley Prospect located in Nye County, Nevada, and the Pebble Beach Prospect, located in Divide County, North Dakota, and Sheridan County, Montana and Saskatchewan, Canada.  The Company also owns a 75% working interest in certain leases located within the Southwest Extension of the West Ranch Field, located in Jackson County, Texas. In addition, the Company owns certain overriding royalty interests in oil and gas leases located in San Juan County, Utah and San Miguel County, Colorado.

2.	Correction of an Error and Reclassifications

In 2009, the Company discovered that certain transactions reported in its 2006, 2007 and 2008 financial statements were recorded incorrectly.  Specifically:

•
stock-based compensation expense for 2006, 2007 and 2008 was understated due to an incorrect application of SFAS No. 123(R), Share-Based Payment ("SFAS 123(R)") (Note 3).  The impact of this correction includes an increase to the Company’s beginning accumulated deficit balance as of January 1, 2008 in the amount of $193,482.  The effect of this correction results in an increase in additional paid in capital and accumulated deficit balances as of December 31, 2008 of $269,762 and increases in stock-based compensation expense for the three- and six-month periods ended June 30, 2008 of 22,875 and $48,914, respectively.  The correction of this error did not impact the Company’s statements of cash flows for the six-month period ended June 30, 2008;

•
the Company had incorrectly recognized the gross proceeds from the sale of its Steamroller Prospect (June 2008) as revenues and written off the specific costs associated with the Steamroller Prospect as costs of prospects sold.  The Company has subsequently changed its accounting treatment for the sale of its Steamroller Prospect to allocate a portion of the sales proceeds to the portion of the Company’s full cost pool that is not subject to amortization, based on the relative estimated fair market values of the prospects included in the pool as of the date of the Steamroller Prospect sale.  The impact of this correction is a decrease in oil and gas properties not subject to amortization, and an increase in accumulated deficit of $502,416 as of December 31, 2008, a decrease in the gain on the sale of oil and gas property of $674,767 for the three- and six-month periods ended June 30, 2008 and a decrease in general and administrative expenses of $7,340 and $7,350 for the three- and six-month periods ended June 30, 2008.  In addition, the impact of the correction of this error was a decrease in the amount of cash provided by operations and an increase in decrease in the amount of cash used for investing activities, respectively, in the amount of $927,789 for the six-month period ended June 30, 2008;

F-5

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

•
spud fee revenue was improperly recognized in June 2008 although initial drilling of the corresponding well did not commence until July 2008.   The Company has corrected this error by recording the spud fee revenue in the three-month period ended September 30, 2009.  The impact of this correction is a decrease in spud fees revenue of $250,000 for the three- and six-month period ended June 30, 2008.   The correction of this error did not impact the Company’s statement of cash flows for the six-month period ended June 30, 2008.

Given the materiality of the affected transactions and related account balances, the Company has elected to restate its 2007 and 2008 financial statements in order to correct the errors.  The correction of these errors had the following effects on the Company’s balance sheet as of December 31, 2008:

		December 31,
	December 31,	2008
	2008	as Previously
	Restated	Reported	Change

Oil and gas properties (net)	$3,648,554	$4,150,970	$(502,416)
Additional paid in capital	9,039,131	8,769,369	269,762
Accumulated deficit	(2,832,199)	(2,060,020)	(772,179)

The correction of these errors had the following effects on the Company’s results of operations for the three- and six-month periods ended June 30, 2008:

		For The
	For The	Three-Month
	Three-Month	Period Ended
	Period Ended	June 30, 2008
	June 30, 2008	as Previously
	Restated	Reported	Change

Gain on sale of oil and gas property	$425,372	$1,100,139	$(674,767)
General and administrative	151,594	158,934	(7,340)
Stock-based compensation	101,747	78,871	22,876
Net earnings (loss)	(125,858)	564,445	(690,303)
Basic and diluted loss per share	$(0.00)	$0.01	$(0.01)

F-6

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

		For The
	For The	Six-Month
	Six-Month	Period Ended
	Period Ended	June 30, 2008
	June 30, 2008	as Previously
	Restated	Reported	Change

Gain on sale of oil and gas property	$425,372	$1,100,198	$(674,826)
Spud fee revenue	-	250,000	(250,000)
General and administrative	317,474	310,134	(7,340)
Stock-based compensation	204,651	155,737	48,914
Net earnings (loss)	(634,614)	331,717	(966,331)
Basic and diluted loss per share	$(0.01)	$0.01	$(0.02)

Certain amounts from the previous year have been reclassified to conform to the current period presentation.

3.	Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

The Company has evaluated subsequent events through August 13, 2009, the date that the financial statements were issued and included in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009.

Revenue Recognition

The Company records the sale of its interests in prospects as a reduction to the cost pool when the terms of the transaction are final and the sales price is determinable. Spud fee revenue is recognized when drilling commences.  Working interest, royalty and net profit interests are recognized as revenue when oil and gas is sold.

Concentration of Credit Risk

At June 30, 2009, the Company had $47,691 on deposit in excess of the United States (FDIC) federal insurance limit of $250,000 per bank. The Company believes this credit risk is mitigated by the financial strength of the financial institution.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost. Expenditures for major additions and improvements are capitalized and depreciated over the estimated useful lives of the related assets using the straight-line method for financial reporting purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes, where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

F-7

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

Equipment	3 years
Leasehold improvements	lesser of useful life or lease term

When equipment and improvements are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the Company's accounts and any resulting gain or loss is included in the results of operations for the respective period.

Expenditures for minor replacements, maintenance and repairs are charged to expense as incurred.

Oil and Gas Properties

The Company follows the full cost method of accounting for its investments in oil and gas properties. Under the full cost method, all costs associated with the exploration of properties are capitalized into appropriate cost centers within the full cost pool.  Internal costs that are capitalized are limited to those costs that can be directly identified with acquisition, exploration, and development activities undertaken and do not include any costs related to production, general corporate overhead, or similar activities.  Cost centers are established on a country-by-country basis.

Capitalized costs within the cost centers are amortized on the unit-of-production basis using proved oil and gas reserves.   The cost of investments in unproved properties and major development projects are excluded from capitalized costs to be amortized until it is determined whether or not proved reserves can be assigned to the properties.  Until such a determination is made, the properties are assessed annually to ascertain whether impairment has occurred.  The costs of drilling exploratory dry holes are included in the amortization base immediately upon determination that the well is dry.

For each cost center, capitalized costs are subject to an annual ceiling test, in which the costs shall not exceed the cost center ceiling.  The cost center ceiling is equal to i) the present value of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions;  plus ii) the cost of properties not being amortized; plus iii) the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less iv) income tax effects related to differences between the book and tax basis of the properties.  If unamortized costs capitalized within a cost center, less related deferred income taxes, exceed the cost center ceiling, the excess is charged to expense and separately disclosed during the period in which the excess occurs.

F-8

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

Fair Value of Financial Instruments

In accordance with the requirements of Financial Accounting Standards Board's (“FASB”) Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosures about Fair Value of Financial  Instruments, the Company has determined the estimated fair value of its financial instruments using available market information and appropriate valuation methodologies. Due to their short-term maturity, the fair value of financial instruments classified as current assets and current liabilities approximates their carrying values.

Accounting for Share-Based Compensation

In December 2004, the FASB issued SFAS No. 123(R) ("SFAS 123(R)"), Share-Based Payment. This pronouncement amends SFAS No. 123, Accounting for Stock-Based Compensation, and ("SFAS 123") and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). SFAS 123(R) requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. The Company adopted SFAS 123(R) on January 1, 2006, using the modified prospective method and, accordingly, has not restated the consolidated statements of operations for periods prior to January 1, 2006. Under SFAS 123(R), the Company is required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in its statements of operations over the service period that the awards are expected to vest. As permitted under SFAS 123(R), the Company has elected to recognize compensation cost for all options with graded vesting on a straight-line basis over the vesting period of the entire option.

Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed in the same way as basic earnings (loss) per common share except that the denominator is increased to include the number of additional common shares that would be outstanding if all potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per common share for the three-month and six month periods ended June 30, 2009 and 2008 is computed in the same way as basic earnings (loss) per common share, as the inclusion of additional common shares that would be outstanding if all potential common shares had been issued would be anti-dilutive.  See Note 7 for the calculation of basic and diluted weighted average common shares outstanding for the three-month and six month periods ended June 30, 2009 and 2008.

F-9

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax benefits and consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Deferred income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to the taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent obligations in the financial statements and accompanying notes. The Company's most significant assumptions are the estimates used in the determination of the deferred income tax asset valuation allowance, the valuation of oil and gas reserves to which the Company owns mineral rights and the valuation of the Company’s common shares that were issued for obligations. The estimation process requires assumptions to be made about future events and conditions, and as such, is inherently subjective and uncertain. Actual results could differ materially from these estimates.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurements and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. SFAS 157 is effective for the Company’s year beginning January 1, 2008 and has been applied prospectively. The adoption of SFAS 157 has not had a material impact on the Company’s financial position or reported results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159").  SFAS 159 permits an entity to choose, at specified election dates, to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity is required to report unrealized gains and losses on items for which the fair value option has been elected in its results of operations at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company) and interim periods within those fiscal years. At the effective date, an entity may elect the fair value option for eligible items that exist at that date. The entity shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. The Company has not elected to measure its financial instruments and/or other eligible assets at their fair market values.  Consequently, the adoption of SFAS 159 has not had a material impact on the Company’s financial position or reported results of operations.

F-10

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

In December 2007, the FASB ratified the final consensuses in Emerging Issues Task Force, or EITF, Issue No. 07-1, "Accounting for Collaborative Arrangements," (“Issue 07-1”), which requires certain income statement presentation of transactions with third parties and of payments between parties to the collaborative arrangement, along with disclosure about the nature and purpose of the arrangement.  Issue 07-1 is effective for the Company’s year beginning January 1, 2009.  The Company does not expect Issue 07-1 to have a significant impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) requires an acquiring company to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date, with limited exceptions.  This Statement also requires the acquiring company in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquired company, at the full amounts of their fair values.  SFAS 141(R) makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this Statement.  This Statement is effective for the Company’s financial statements beginning January 1, 2009.  The Company does not expect the adoption of this accounting pronouncement to have a significant impact on our financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”), which amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements.  SFAS 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity.  This statement also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income.  Changes in a parent's ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value.  The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment.  The Statement also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This Statement applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  The Company does not expect the adoption of this accounting pronouncement to have a significant impact on our financial statements.

F-11

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

In May 2008, the FASB issued SFAS No. 162 "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), which is effective 90 days following the SEC's approval of the Public Company Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”.  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States.  The Company does not expect the adoption of SFAS 162 to have a significant impact on our financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events.” This standard incorporates into authoritative accounting literature certain guidance that already existed within generally accepted auditing standards, with the requirements concerning recognition and disclosure of subsequent events remaining essentially unchanged. This guidance addresses events which occur after the balance sheet date but before the issuance of financial statements. Under SFAS No.165, as under previous practice, an entity must record the effects of subsequent events that provide evidence about conditions that existed at the balance sheet date and must disclose but not record the effects of subsequent events which provide evidence about conditions that did not exist at the balance sheet date. This standard added an additional required disclosure relative to the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued. As it relates to the Company, this standard was effective beginning April 1, 2009. The additional disclosures required by this standard are included in Note 3.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162,” and approved the FASB Accounting Standards CodificationTM (Codification) as the single source of authoritative nongovernmental US GAAP. The Codification does not change current US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. As it relates to the Company, the Codification is effective July 1, 2009 and will require future references to authoritative US GAAP to coincide with the appropriate section of the Codification. Accordingly, this standard will not have an impact on the Company’s results of operations or financial condition.

F-12

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

4.	Equipment and Leasehold Improvements

The following is a summary of equipment and improvements, at cost, as of June 30, 2009:

Office equipment	$88,904
Leasehold improvements	47,509

Total equipment and improvements	136,413

Less: accumulated depreciation	(74,721)

Equipment and improvements, net	$61,692

Depreciation expense for the six-month periods ended June 30, 2009 and 2008 was $20,052 and $17,591, respectively.

During 2008, the Company purchased $38,000 of Down-Hole Gas/Water Separation (“DGWS”) tools.  An additional $19,000 of DGWS tools was purchased during the six-month period ended June 30, 2009.  Due to the fact that the Company was subsequently unable to exercise its option to acquire 100% of the DGWS opportunity, as discussed in Note 9, the Company has no plans to utilize the tools in the near future.  The Company’s management does not believe that the value of the tools has been impaired and plans to market the tools to other exploration and development companies.  Accordingly, the down-hole tools have been classified as Assets Held for Sale on the Company’s balance sheet as of June 30, 2009 and December 31, 2008.

5.	Oil and Gas Properties

As of June 30, 2009 and 2008, the Company’s cost centers are as follows:

	June 30, 2009		December 31, 2008
	Amortizable	Non-Amortizable	Amortizable	Non-Amortizable
United States	$2,438,097	$1,323,053	$2,324,154	$1,322,957
Canada	-	1,443	-	1,443
The North Sea	-	-	-	-
Total	$2,438,097	$1,324,496	$2,324,154	$1,324,400

Producing Properties

The Company owns a 75% working interest in certain leases located within the Southwest Extension of the West Ranch Field, located in Jackson County, Texas.

F-13

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

The net capitalized cost of this property is summarized below:

Acquisition cost	$1,906,764

Development costs	589,000
2,495,764
Depletion	(57,667)
Balance at June 30, 2009	$2,438,097

Exploratory Prospects

The Company has entered into participation agreements in five exploratory oil and gas properties. Each of the five exploratory projects is excluded from its respective amortizable cost pool.  Each prospect’s costs will be transferred into the amortization base on an ongoing (well-by-well or property-by-property) basis as the prospect is evaluated and proved reserves established or impairment determined. Two of the five properties have been abandoned. The Company has a working interest and/or overriding royalty interest in the wells on the remaining properties, if they are successful. The Company paid certain amounts upon execution of the agreements and is obligated to share in the drilling costs of the exploratory wells. In addition, the Company has agreed to issue shares of its common stock based upon the proven reserves of the property.

United States

Big Sand Spring Valley Prospect

In 2005, The Company acquired a 50% working interest in the Big Sand Spring Valley Prospect (the “BSSV Prospect”) and an option to acquire a 50% working interest in an additional prospect, for an initial payment of $667,000 and the obligation for a future payment of $2,000,000, which represented 50% of the estimated initial drilling costs in the BSSV Prospect. In 2006, the Company acquired the other 50% working interest in the BSSV Prospect in exchange for cash payments totaling $300,000 and the transfer of the Company’s option on the additional prospect.  Under the terms of the participation agreement, the Company is obligated to issue one million shares of its common stock for each ten million equivalent barrels of net proven oil reserves developed on the BSSV Prospect. As of June 30, 2009, the Company’s investment in the BSSV Prospect totals $1,292,229.  No exploratory wells have been drilled in BSSV Prospect to date.  Unless annual rentals are renewed, the oil and gas leases relating to the BSSV Prospect will expire in August 2009.  As of June 30, 2009, the Company’s management has not yet determined if the annual rentals will be renewed.  This property is evaluated for impairment annually.  There were no impairments evident at June 30, 2009.

Steamroller Prospect

In December 2007, the Company purchased a 50% interest in a 640-acre mineral lease from the State of Utah. In the first quarter of 2008, the Company purchased a 50% interest in an additional 10,860 acre lease from the State of Utah.   This property is evaluated for impairment annually.

F-14

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

In June 2008, the Company sold its 50% working interest in the Steamroller prospect.  Because the Steamroller prospect represented a significant portion of the full cost pool, not subject to amortization and because full cost accounting rules do not allow for the use of specific identification with respect to calculating gains on the partial disposal of the pool, the Company has allocated the total cost of the full cost pool, not subject to amortization, among the individual prospects included within the pool, based on their relative fair market value as of the date of the Steamroller disposition.  The allocated basis attributed to the Steamroller prospect as of the date of sale was $764,763.  Gross proceeds from the sale totaled $1,190,135, resulting in a $425,372 gain on the sale of the Steamroller prospect.

Under the terms of the sale, the Company retained an overriding royalty interest on all future production from the property sold, as well as an overriding royalty interest on production from properties of mutual interest which the purchaser may develop in the future.  The Company currently owns various overriding royalty interests under approximately 20,172 net acres in Utah and Colorado, located within the Steamroller Prospect.  In addition, the Company is entitled to receive an overriding royalty interest on any additional leasehold interest acquired by its working interest partners in an area of mutual interest (“AMI”) between the parties.  The AMI covers approximately 3,571,200 gross acres.

Pebble Beach Prospect

In 2006, the Company entered into a series of agreements that resulted in the acquisition of five percent (5%) of the capital stock of Pebble Petroleum, Inc. (“Pebble”), as well as the following rights and interest in the Pebble Beach Prospect:

•	A $250,000 spud fee for each of the first eight wells drilled by Pebble;

•
A five percent (5%) gross overriding royalty from each well drilled on certain acreage that Pebble holds rights to in SE Saskatchewan, Canada (no capital outlay or other expenses to be required by the Company); and

•
A ten percent (10%) working interest in a joint venture with Rover Resources, Inc., (“Rover”), a subsidiary of Pebble; the joint venture will explore and develop certain prospects principally located in Divide County, North Dakota (the Company will pay 10% of all costs incurred).

As of March 31, 2009, Pebble owns approximately 324,590 gross and net acres in the Pebble Beach Prospect in SE Saskatchewan, Canada in which the Company owns a five percent (5%) gross overriding royalty.  In addition, Rover has acquired approximately 61,572 gross and 35,264 net acres principally located in Divide County, North Dakota, within the Pebble Peach Prospect.  The Company owns a ten percent (10%) working interest in these properties. As of June 30, 2009, the Company’s working interest expenditures in the North Dakota property total $533,242.

F-15

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

This property is evaluated for impairment annually.  There were no impairments evident at June 30, 2009.  The property is currently in an evaluation phase.  The Company does not expect that a determination will be made on the viability of the property within the next twelve months.

North Sea Quad 14 and Quad 41/42 Prospects

In 2005 and 2006, the Company acquired working interests in the Quad 14 and Quad 41/42 Prospects with the obligation to fund 12.5% and 15% of the drilling costs of two exploratory wells, respectively. The Company placed $1.5 million on deposit for each prospect to cover its share of the drilling costs. The exploratory wells on both of these prospects were completed in 2007.  No economically viable reserves were discovered.

Once no viable reserves were discovered, the Company’s investment in the North Sea was included in the amortizable cost pool and the entire capitalized cost was charged to expense in 2007 because the costs exceeded the cost center ceiling due to lack of future revenue or any fair value of the property. A portion of the monies that were held on deposit relating to the Company’s working interest in the Quad 14 Project and released to the operator in 2007were subsequently returned to the Company in 2008 and has been recognized as revenue during the current year.

The Company is disputing its obligation to participate in the drilling of the Quad 41/42 exploratory well.  As a result, no amounts held on deposit have been released to the operator for the Quad 41/42 Prospect.  The Company’s management is attempting to determine what amount, if any, it is obligated to pay related to the drilling of the Quad 41/42 exploratory well and what amount of deposited funds, if any, could be returned to the Company.

The Company recorded impairments related to the North Sea projects as follows:

		Restated
	2009	2008

Quad 14	$-	$1,087
Quad 41/42	-	-
Totals	$-	$1,087

Canada

In June 2008, the Company acquired a 5% overriding royalty position in additional prospects located in Saskatchewan, Canada.

F-16

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

6.	Commitments and Contingencies

Financial Results, Liquidity and Management's Plan

The Company has incurred net losses since inception.  This factor raises substantial doubt about the Company's ability to continue as a going concern.  Historically, the Company has been successful in generating additional operating capital through the disposition of oil and gas prospects.  However, the disposition of properties is not a viable strategy for funding the Company’s long-term operations.  Accordingly, the Company’s management is developing and implementing plans to sustain the Company’s cash flow from operating activities and/or acquire additional capital funding.

No assurances can be given that the Company will obtain sufficient working capital through the sale of oil and gas properties, the issuance of common stock or by leveraging the Company's current assets, or that the implementation of its business plan will generate sufficient revenues in the future to sustain ongoing operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Litigation

The Company's policy is to recognize amounts related to legal matters as a charge to operations if it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, as required by SFAS 5.

On November 20, 2007, the Company was served with a complaint alleging breach of contract, misappropriation of confidential and proprietary information and of trade secrets and claims under the Colorado Uniform Trade Secrets Act, fraud, declaratory relief declaring any agreements of release to be void and unenforceable as they were obtained by fraudulent inducement, declaration of accounting and constructive trust for all proceeds and profits from the alleged misappropriation, injunctive relief for return of all allegedly misappropriated information and cessation of use, civil theft of business values, and tortuous interference with contract. Plaintiffs seek compensatory damages in an unspecified amount, prejudgment interest, declaratory relief, injunctive relief, accounting, and attorneys’ fees. The Company believes that the causes of action are without merit and intends to defend this case vigorously.  The Company has filed a countersuit claiming abuse of process, intentional interference with an existing business and contractual relations, commercial disparagement and conspiracy.  The lawsuit has continued to negatively impact the Company's ability to pursue additional opportunities or acquire additional oil and gas prospects, as discussed in Note 5.  A further result of the lawsuit has been the sale of certain assets in order to fund the Company’s ongoing operations, as discussed on Note 5.

As discussed in Note 10, the litigation was favorably settled in July 2009.

F-17

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

Employment Agreements

In August 2007, the Company entered into a two-year employment agreement with its Vice President of Engineering.  Unless extended, the employment agreement will expire on July 31, 2009.  The Company amended its employment agreement with its Vice President of Engineering effective October 1, 2008.  The amended agreement provides for annual compensation of $144,000 and a signing bonus of $30,000.  In addition, the Company granted to this employee options to purchase 1 million shares of the Company’s common stock.  The options have a five-year life, vest over a two-year period and have an exercise price of $0.24 per share, which represents the estimated market value of the shares on the date of grant.

In June 2008, the Company entered into a two-year employment agreement with its Chief Financial Officer.  The agreement provides for annual compensation of $138,000.  In addition, the Company granted to this employee options to purchase 1 million shares of the Company’s common stock.  The options have a five-year life, vest over a two-year period and have an exercise price of $0.18 per share, which represents the estimated market value of the shares on the date of grant.

Lease Obligation

In December 2008, the Company renegotiated its lease for its corporate offices. The new lease has a term of 36 months and expires on December 31, 2011. Rents remaining as of June 30, 2009 under this lease are as follows:

Amount
2009 (remaining)	$31,268
2010	62,537
2011	64,140
2012	-
2013	-

Total	$157,945

Gross rent expense for the three-month periods ended June 30, 2009 and 2008 was $19,418 and $16,158, respectively.  Gross rent expense for the six-month periods ended June 30, 2009 and 2008 was $38,837 and $32,049, respectively.

7.	Earnings (Loss) Per Share

The following is a reconciliation of the number of shares used in the calculation of basic earnings (loss) per share and diluted earnings (loss) per share for the three-month and six-month periods ended June 30, 2009 and 2008:

F-18

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

	For the Three-Month		For the Six-Month
	Period Ended June 30,		Period Ended June 30,
	2009	2008	2009	2008
	(Restated)	(Restated)	(Restated)	(Restated)
Net income (loss)	$(336,012)	$(125,858)	$(833,499)	$(634,614)
Weighted-average number of common shares outstanding	44,550,000	44,550,000	44,550,000	44,550,000
Incremental shares from the assumed exercise of dilutive stock options	-	-	-	-
Diluted common shares outstanding	44,550,000	44,550,000	44,550,000	44,550,000
Diluted earnings (loss) per share	$(0.01)	$0.00	$(0.02)	$0.01

The following securities were not included in the computation of diluted net earnings (loss) per share as their effect would have been anti-dilutive:

	June 30,	June 30,
	2009	2008

Stock Options	5,543,800	4,543,800
Warrants	-	12,924,000

8.	Equity Transactions

Issuance of Stock Options

In March 2008, the Board of Directors ratified the grant of options to purchase 100,000 of its common shares a consultant. The stock options were originally approved by management on August 1, 2007.  These options vest over 1 year, have a life of 5 years and have an exercise price of $0.20 per share, the market price on the effective date of grant.  Under the corresponding stock option agreement, 33,333 options vested at the time the agreement was executed with an additional 33,333 options vesting at the end of each six-month period from the grant date.  As of June 30, 2009, all 100,000 stock options are exercisable.

In June 2008, the Company granted options to purchase 1,000,000 shares of its common stock to its Chief Financial Officer.  These options vest over 2 years, have a life of 5 years and have an exercise price of $0.18 per share, the market price on the effective date of grant.  The options vest at the rate of 250,000 shares at the end of each six-month period from the effective date of grant, and all will be exercisable on December 2, 2010.

F-19

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

In October 2008, the Company granted options to purchase 1,000,000 shares of its common stock to its President.  These options vest over 2 years, have a life of 5 years and have an exercise price of $0.17 per share, the market price on the effective date of grant.  Fifty percent of the options vested immediately, with the remaining 50% vesting one year from the effective date of the grant.

A summary of stock option activity for the six-month period ended June 30, 2009 and the year ended December 31, 2008 is presented below:

Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contract
	Options	Price	Term

Outstanding at December 31, 2007	3,393,800	$0.67	3.5 years
Options granted	2,150,000	$0.19	4.5 years
Options exercised	-	-	-
Options expired	-	-	-
Options forfeited	-	-	-
Outstanding at December 31, 2008	5,543,800	$0.46	3.4 years
Options granted	-	-	-
Options exercised	-	-	-
Options expired	-	-	-
Options forfeited	-	-	-
Outstanding at June 30, 2009	5,543,800	$0.46	2.9 years
Exercisable at June 30, 2009	4,093,800	$0.55	2.5 years

The assumptions used in the Black-Scholes option pricing model for the stock options granted during the year ended December 31, 2008 were as follows:

Risk-free interest rate	2.77-3.25%
Expected volatility of common stock	101%
Dividend yield	$0.00
Expected life of options	5 years
Weighted average fair market value of options granted	$0.18

F-20

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

Warrants

A summary of warrant activity for the six-month period ended June 30, 2009 and the year ended December 31, 2008 is presented below:

Weighted
Average
	Number of	Exercise
	Warrants	Price
Outstanding, December 31, 2007	12,924,000	$1.16
Issued	-	-
Exercised	-	-
Expired	(12,924,000)	$(1.16)
Forfeited	-	-
Outstanding, December 31, 2008	-	$-
Issued	-	-
Exercised	-	-
Expired	-	-
Forfeited	-	-
Outstanding, June 30, 2009	-	$

Exercisable, June 30, 2009	-	$-

Warrants to purchase 11,676,000 expired in March 2008.  Warrants to purchase 1,248,000 shares expired in May 2008.

Shares Reserved for Future Issuance

As of June 30, 2009, the Company has reserved shares for future issuance upon exercise of outstanding options and warrants as follows:

F-21

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

Options	5.543.800
Warrants	-

Total	5,543,800

These amounts do not include any shares that may have to be issued upon the discovery of net proved reserves in the Nevada oil and gas property.

9.	Related Party Transaction

In October 2007, the Company acquired certain exploratory oil and gas leases and an option (“Option”) to acquire 100% of a natural gas production opportunity which employs specialty down-hole gas/water separation equipment from entities partially-owned by our President and Chief Executive Officer.  Under the Option agreement, the Company can, after meeting certain obligations, purchase all of the outstanding shares of such related entity in exchange for 25 million shares of its common stock.

The Company made the following payments to acquire the Option:

1)	$125,000 to the related entity for certain the oil and gas leases located in Alberta, Canada.

2)	$20,000 to the related entity as reimbursement for amounts paid to Zavanna Canada Corp in connection with licenses to the DGWS equipment.

The Company had the following periodic obligations in order to retain the Option, which expires on December 31, 2010:

1)	Payments of $20,000 to the related entity each six months commencing on June 30, 2008 through June 30, 2010.

2)	Payments to the related entity of $250,000 on each of December 31, 2008 and December 31, 2009. These amounts may be paid in either cash or with shares of our common stock.

3)	Drill and equip two wells with DGWS equipment; one before June 30, 2008 and the other before January 15, 2009.

4)
Pay to one DGWS manufacturer (Kudu Industries) $25,000 in September 2007 and further agree to purchase ten DGWS devices each year, beginning in 2008, at a cost of $3,800 per device in order to maintain exclusive rights to equipment supply. In addition, the grantor of the license will receive a 1% royalty on each well which utilizes the device.  The license expires in January 2012 and can be extended for an additional 5 years at a cost of $300,000.

F-22

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

As of June 30, 2009, and
For Each of the Three-Month and Six-Month Periods Ended June 30, 2009 and 2008

5)
Payments to a second DGWS manufacturer (Down-Hole Injections, Inc.) of $35,000 on March 30, 2008 and future annual payments of $10,000. The Company is required to pay $500 for each device used and assign to the manufacturer a carried 5% working interest in each well using the device.  The Company is required to purchase and install 20 devices in Canada by March 31, 2008.

6)	Payments to the second DGWS manufacturer of $6,000 by March 31 of each year and give to the manufacturer a 5% working interest in each well located in the state of Utah that utilizes the device.

As a result of the on-going litigation with Zavanna LLC, et al, and its associated negative impact on the Company’s working capital position, the Company was unable to meet all of the obligations under the Option agreement.  Consequently, in December 2008, the Company received a notification from one of the related entities of its desire to attempt to re-market the DGWS natural gas opportunity to third parties.  As a result, the original Option agreement between the Company and the related entity was amended.  The amended agreement relieves the Company of its obligation to make the $250,000 payments to the related entity, originally scheduled for December 2008 and 2009, and enables the related entity to attempt to freely market the technology and opportunity.  Furthermore, the related entity has agreed to work in good faith to reimburse the Company for its investment in the original technology and to secure the granting of a 1% overriding royalty interest in favor of the Company for any wells in which the technology is used to generate production.  As a result of the amended agreement, the Company has been relieved of its liability to the related entities and has reduced the carrying value of the licenses by $500,000.  In addition, the Company has removed the licenses from its balance sheet and reclassified $57,000 of DGWS tools as Assets Held for Sale as of June 30, 2009.

10.	Subsequent Event

In July 2009, the Company favorably settled its litigation with Zavanna LLC, et al.  Under the terms of the settlement agreement, the plaintiffs agreed to pay the Company $255,000 and to dismiss with prejudice all claims against the Company and its President, Brad Colby, in exchange for the Company’s dismissal with prejudice of all counterclaims made by the Company.  The Company anticipates that the full amount of the settlement proceeds will be received during the third quarter of 2009.

F-23

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

THE FOLLOWING PRESENTATION OF OUR MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS REPORT.

A Note About Forward-Looking Statements

This Quarterly Report on Form 10-Q contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on current management's expectations. These statements may be identified by their use of words like “plans,” “expect,” “aim,” “believe,” “projects,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and other expressions that indicate future events and trends. All statements that address expectations or projections about the future, including statements about our business strategy, expenditures, and financial results are forward-looking statements. We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur.

Actual results could differ materially from those in the forward looking statements due to a number of uncertainties including, but not limited to, those discussed in this section. Factors that could cause future results to differ from these expectations include general economic conditions, further changes in our business direction or strategy, competitive factors, oil and gas exploration uncertainties, and an inability to attract, develop, or retain technical, consulting or managerial agents or independent contractors. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives requires the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and accordingly, no opinion is expressed on the achievability of those forward-looking statements. No assurance can be given that any of the assumptions relating to the forward-looking statements specified in the following information are accurate, and we assume no obligation to update any such forward-looking statements. You should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report, except as required by law; we are not obligated to release publicly any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

Industry Outlook

The petroleum industry is highly competitive and subject to significant volatility due to numerous market forces. Crude oil and natural gas prices are affected by market fundamentals such as weather, inventory levels, competing fuel prices, overall demand and the availability of supply.

5

Worldwide oil prices rose throughout 2007 and reached historical highs during the last half of 2008, before tumbling amid worldwide economic crisis.  Continued economic instability could impact demand, thus adversely affecting crude oil prices.

Oil prices cannot be predicted with any certainty and have significantly affected profitability and returns for upstream producers. Historically, the WTI price has averaged approximately $47 per barrel over the past ten years. However, during that time, the industry has experienced wide fluctuations in prices. While local supply/demand fundamentals are a decisive factor affecting domestic natural gas prices over the long term, day-to-day prices may be more volatile in the futures markets, such as on the NYMEX and other exchanges, making it difficult to forecast prices with any degree of confidence. Over the last ten years, the NYMEX gas price has averaged approximately $5.67 per mcf.

Restatement of the 2008 Financial Statements

In 2009, we discovered that that certain transactions reported in our 2008 and 2007 financial statements were reported incorrectly.  Given the materiality of the affected transactions and related account balances, we have elected to restate our 2008 and 2007 financial statements in order to correct the error.  The nature and effect of the corrections of the accounting errors on the financial statements for the years ended December 31, 2008 and 2007 are discussed in detail in Part II, Item 8: Financial Statements and Supplementary Data (Footnote 2, page F-__). As a result, we have revised our discussion of the results of operations for the three-month and six-month periods ended June 30, 2009 vs. 2008.

Results of Operations for the Three-Month Period Ended June 30, 2009 vs. 2008

Our business plan includes the acquisition of interests in oil and gas exploratory prospects, and in some cases, such as the Steamroller Prospect, we may sell all or part of our working interest and retain an overriding royalty interest in the properties. The nature of these transactions is that they occur irregularly and, therefore, our operating results may fluctuate significantly from period to period.

The Company acquired a 75% working interest in the West Ranch property through a series of transactions occurring in 2007 and began recognizing oil and gas revenues and operating expenses relating to the West Ranch property in the fourth quarter of 2007.  Falling oil prices led us to temporarily shut-in the producing wells on the West Ranch property during the latter part of 2008.  We also elected to temporarily delay further development of the West Ranch wells to divert working capital to fund our legal defense in the Zavanna LLC, et al (“Zavanna”) litigation. As of June 30, 2009, the West Ranch wells continue to be shut in.  Accordingly, the Company has not recognized any revenue from oil and gas sales from the West Ranch property during the three-month period ended June 30, 2009, compared to oil and gas revenue of $56,816 for the three-month period ended June 30, 2008.  Oil and gas operating expenses totaled $3,326 for the three-month period ended June 30, 2009, which represents costs necessary to maintain the wells during the shut-in period.  Oil and gas operating expenses totaled $187,838 for the three-month period ended June 30, 2008.

6

As of June 30, 2009, we had $1,615,021 on deposit relating to the drilling of the Quad 41/ 42 Prospect.  We are currently disputing our obligation to participate in the drilling of the Quad 41/42 exploratory well.  As a result, no amounts held on deposit have been released to the project’s operator.  Our management is attempting to determine what amount, if any, we are obligated to pay related to the drilling of the Quad 41/42 exploratory well and what amount of deposited funds, if any, could be returned to the Company.

General and administrative expenses increased from $151,594 for the three-month period ended June 30, 2008 to $167,511 for the three-month period ended June 30, 2009 primarily due to the following:

•
As a result of the hiring our Chief Financial Officer in June 2008, the Company's payroll and related expenses for the three-month period ended June 30, 2009 increased by $24,753 from the same period in 2008.

•
Prior to October 1, 2008, we engaged a third-party consultant to provide us with investor relations services.  Investor relations expenses totaled $12,034 for the three-months ended June 30, 2008 compared to $0 for the three-month period ended June 30, 2009.  All investor relations activities are currently performed by our Chief Financial Officer.

•
Consulting fees for the three-month period ended June 30, 2009 related to land management declined by $16,688 from the same period in 2008.  We reduced our lease acquisition activity in 2009 in order to fund our defense of the Zavanna litigation, as discussed below.

Stock-based compensation expense for the three-month periods ended June 30, 2009 and 2008 was $89,025 and $101,747, respectively.  The decrease is due to the normal vesting of stock options which became fully vested in the fourth quarter of 2008.

Professional fees for the three-month period ended June 30, 2009 decreased by $46,368 from the same period in 2008 primarily as a result lower audit fees as well as lower legal fees incurred in connection with our defense of the litigation brought forth by Zavanna.  As discussed below, the litigation with Zavanna LLC, et al was favorably settled in July 2009.  Legal fees for May and June 2009 declined as settlement talks neared their conclusion.

Depreciation, depletion and amortization expense for the three-month period ended June 30, 2009 decreased by $24,993 from the same period in 2008, primarily due to the fact that we wrote off our payments made under the licenses to use specialty down-hole gas/water separation (“DGWS”) equipment in December 2008.  Amortization related to the down-hole licenses totaled $0 and $17,100 for the three months ended June 30, 2009 and 2008, respectively.  In addition, we did not recognize any depletion expense related to the West Ranch property as there was no production during the current quarter.

We recognized $16,722 of interest income for the three-month period ended June 30, 2009, primarily related to our North Sea deposit.  Interest income related to the North Sea deposit was not accrued in the first half of 2008, but rather, was recognized in the fourth quarter.

7

Results of Operations for the Six-Month Period Ended June 30, 2009 vs. 2008

As noted above, our West Ranch wells have been temporarily shut in since late 2008.  Accordingly, we have not recognized any oil and gas sales revenue related to the West Ranch property in 2009.  We are currently refining our strategy to waterflood the wells in order to stimulate production from these wells.  We anticipate reinstating our waterflood activities during the second half of 2009.  The Company has incurred $33,334 of oil and gas operating expenses related to the West Ranch property during the six-month period ended June 30, 2009.  The incurrence of these costs was required in order to maintain the wells during the shut-in period.

In April 2009, we began receiving royalty payments associated with our 5% gross overriding royalty interest in certain properties located in Saskatchewan, Canada.  We recognized $4,533 of oil and gas sales revenue associated with these overrides during the six-month period ended June 30, 2009.

General and administrative expenses increased from $317,474 for the six-month period ended June 30, 2008 to $389,046 for the six-month period ended June 30, 2009 primarily due to the following:

•
Payroll and related expenses for the six-month period ended June 30, 2009 increased by $74,817 from that of the prior year primarily as a result of the hiring our Chief Financial Officer in June 2008 as well granting a salary increase to our Vice President of Engineering in October 2008.

•
Prior to October 1, 2008, we engaged a third-party consultant to provide us with investor relations services.  Investor relations expenses totaled $30,374 for the six-months ended June 30, 2008 compared to $0 for the six-month period ended June 30, 2009.  All investor relations activities are currently performed by our Chief Financial Officer.

•	Office rent expense increased by $7,388 for the six-month period ended June 30, 2009 compared to the same period in the prior year as a result of entering into to a new office lease in January 2009.

•
Travel and entertainment expenses for the six-month period ended June 30, 2009 and 2008 were $5,372 and $16,085, respectively.  The decrease is primarily due to management’s decision to reduce business development activities until the Company’s cash position can be strengthened.

Stock-based compensation expense for the six-month periods ended June 30, 2009 and 2008 was $199,275 and $204,651, respectively.  The decrease is due to the normal vesting of stock options which became fully vested in the fourth quarter of 2008.

8

Professional fees for the six-month period ended June 30, 2009 increased by $59,232 from the same period in 2008 primarily as a result of legal fees incurred in connection with our defense of the litigation brought forth by Zavanna.

Depreciation, depletion and amortization expense for the six-month period ended June 30, 2009 decreased by $44,834 from the same period in 2008, primarily due to the fact that we wrote off our payments made under the licenses to use specialty down-hole gas/water separation (“DGWS”) equipment in December 2008.  Amortization related to the down-hole licenses totaled $0 and $34,200 for the six months ended June 30, 2009 and 2008, respectively.  In addition, we have not recognized any depletion expense in 2009 related to our West Ranch wells due to the fact that the wells remain shut-in.  Depletion expense related to our West Ranch wells totaled $13,095 for the six-month period ended June 30, 2008.

We recognized $27,014 of interest income for the six-month period ended June 30, 2009, an increase of $23,642 from the same period in 2008.  The increase is due to interest earned on our North Sea deposit as well as on spud fees which were being held in escrow pending the outcome of the Zavanna litigation.  Interest income related to the North Sea deposit was not recognized in 2008 until the fourth quarter.

 Liquidity and Capital Resources

As of June 30, 2009, our assets totaled $5,846,229, which included cash balances of $297,691 and investments in oil and gas properties of $3,762,593, net of accumulated depletion.  In addition, we have recorded a $20,000 receivable for spud fees earned in 2008 and have $1,615,021 on deposit related to our interest in the Quad 41/42 prospect.  In May 2009, we collected $730,000 of the spud fees owed to us that were previously held in escrow.  A portion of these funds was used to settle amounts owed to Rover Resources Inc. in connection with our working interest in the Pebble Beach Prospect, totaling $444,835.

We anticipate spending $2,245,000 for improvement to our West Ranch property over the next several years.  Since the Company has historically generated net losses and negative cash flows, it is likely that we will need to obtain additional working capital in order to fund these expenditures.  Historically, we have successfully raised additional operating capital through private equity funding sources.  With that in mind, our management is refining its business plan regarding various funding options.  However, no assurances can be given that the Company will be able to obtain sufficient working capital through the sale of its common stock and/or borrowing or that the development and implementation of the Company’s business plan will generate sufficient future revenues to sustain ongoing operations. In addition, we continue to dispute our participation of the drilling of the Quad 41/42 exploratory well and are pursuing the release funds held on deposit associated with this prospect.  As of June 30, 2009, it is uncertain how much, if any, of the funds held on deposit will ultimately be returned to the Company.  The combination of these factors raises substantial doubt with our auditor about the Company’s ability to continue as a going concern.

9

On November 2007, we were served with a complaint alleging breach of contract, misappropriation of confidential and proprietary information and of trade secret and claims under the Colorado Uniform Trade Secrets Act, fraud, declaratory relief declaring any agreements of release to be void and unenforceable as they were obtained by fraudulent inducement, declaration of accounting and constructive trust for all proceeds and profits from the alleged misappropriation, injunctive relief for return of all allegedly misappropriated information and cessation of use, civil theft of business values, and tortuous interference with contract. The Plaintiffs sought compensatory and punitive damages in an unspecified amount, prejudgment interest, declaratory relief, injunctive relief, accounting, and attorneys’ fees. From the onset, Management believed that the causes of action were without merit and defended its rights vigorously. In January 2008, we filed a countersuit claiming abuse of process, intentional interference with an existing business and contractual relations, commercial disparagement and conspiracy.  The lawsuit continued to negatively impact our ability to pursue additional opportunities and/or acquire additional oil and gas prospects during 2008 and 2009.  A further result of the lawsuit was the sale of certain assets in order to fund our ongoing operations.  The litigation was favorably settled in July 2009.  As part of the settlement agreement, we will receive $255,000 in settlement proceeds as partial reimbursement of legal fees incurred in connection with the litigation.  The entire amount of the settlement proceeds is expected to be received during the third quarter of 2009.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements at June 30, 2009.

10

ITEM 4T. CONTROLS AND PROCEDURES.

The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2009.  There has been no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2009, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

11

Part II - OTHER INFORMATION

ITEM 6. EXHIBITS.

Exhibit	Description of Exhibit

3(i).1	Articles of Incorporation filed with the Nevada Secretary of State on July 25, 2003. (Incorporated by reference to Exhibit 3.1 of our Form 10-SB filed August 18, 2004.)

3(i).2	Certificate of Change filed with the Nevada Secretary of State effective November 7, 2005. (Incorporated by reference to Exhibit 3(i).2 of our Current Report on Form 8-K filed November 9, 2005.)

3(i).3	Articles of Merger filed with the Nevada Secretary of State effective November 7, 2005. (Incorporated by reference to Exhibit 3(i).3 of our Current Report on Form 8-K filed November 9, 2005.)

3(ii).1	Bylaws, adopted July 18, 2003. (Incorporated by reference to Exhibit 3.2 of our Form 10-SB filed August 18, 2004.)

3(ii).2	Amendment No. 1 to Bylaws, adopted November 4, 2005. (Incorporated by reference to Exhibit 3(ii) of our Current Report on Form 8-K filed November 9, 2005.)

10.1
Agreement and Plan of Merger between Golden Hope Resources Corp. (renamed Eternal Energy Corp.) and Eternal Energy Corp., filed with the Nevada Secretary of State effective November 7, 2005. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed November 9, 2005.)

10.2
Purchase and Sale Agreement between Eternal Energy Corp. and Merganser Limited, dated November 7, 2005. (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed November 9, 2005.)

10.3	Form of Subscription Agreement for November 2005 private placement. (Incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed November 9, 2005.)

10.4	Form of Common Stock Purchase Warrant for November 2005 private placement. (Incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed November 9, 2005.)

10.5	Registration Rights Agreement for November 2005 private placement. (Incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K filed November 9, 2005.)

10.6
Letter Agreement by and between Eternal Energy Corp. and International Frontier Resources Corporation. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed December 5, 2005.)

10.7	Employment Agreement by and between Eternal Energy Corp. and Bradley M. Colby. (Incorporated by reference to Exhibit 10.1 of our Amended Current Report on Form 8-K/A filed June 29, 2006).

10.7(b)
Excerpt from the minutes of the Board of Directors meeting on July 26, 2007, setting forth the terms of the Second Amendment to Employment Agreement by and between Eternal Energy Corp. and Bradley M. Colby. (Incorporated by reference to Exhibit 10.1b of our Current Report on Form 8-K filed September 27, 2007.)

10.8
First Amendment to Employment Agreement by and between Eternal Energy Corp. and Bradley M. Colby (Incorporated by reference to Exhibit 10.1(a) of our Current Report on Form 8-K filed December 8, 2006).

10.9
Letter Agreement by and between Eternal Energy Corp. and International Frontier Resources Corporation Relating to Quad 41 and Quad 42 dated January 30, 2006. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed February 3, 2006.)

10.10
Amended and Restated Letter Agreement by and between Eternal Energy Corp. and International Frontier Resources Corporation Relating to Quad 14 dated January 30, 2006. (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed February 3, 2006.)

10.11
Finder’s Fee Agreement by and between Eternal Energy Corp. and Taverham Company Ltd. dated January 30, 2006. (Incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed February 3, 2006.)

10.12	Form of Subscription Agreement for March 2006 private placement. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed March 8, 2006.)

10.13	Form of Common Stock Purchase Warrant for March 2006 private placement. (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed March 8, 2006.)

12

10.14	Form of Registration Rights Agreement for March 2006 private placement. (Incorporated by reference to Exhibit 10.1 of our Amended Current Report on Form 8-K/A filed March 29, 2006.)

10.15	Letter Agreement between us and Eden Energy Corp. dated April 14, 2006 (Incorporated by reference to Exhibit 10.1 our Current Report on Form 8-K filed April 21, 2006).

10.16
Letter Agreement effective as of May 19, 2006, by and among Eternal Energy Corp., International Frontier Resources Corporation, Palace Exploration Company Limited, Oilexco Incorporated, and Challenger Minerals (North Sea) Limited (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed May 23, 2006).

10.17**
Letter Agreement dated October 15, 2006, by and among Eternal Energy Corp., Fairway Exploration, LLC, Prospector Oil, Inc., and 0770890 B.C. Ltd. (Incorporated by reference to Exhibit 10.17 of our Registration Statement on Form 10-KSB filed April 16, 2007).

10.18**
Letter Agreement dated October 26, 2006, by and among Eternal Energy Corp., Fairway Exploration, LLC, Prospector Oil, Inc., 0770890 B.C. Ltd., and Rover Resources Inc. (Incorporated by reference to Exhibit 10.18 of our Registration Statement on Form 10-KSB filed April 16, 2007).

10.19
Letter Agreement dated February 28, 2007, by and among Eternal Energy Corp., Pebble Petroleum Inc., Emerald Bay Holdings Ltd., and Heartland Resources Inc. (Incorporated by reference to Exhibit 10.19 of our Registration Statement on Form 10-KSB filed April 16, 2007).

10.20	Agreement To Terminate DGWS Option (Incorporated by reference to Exhibit 10.20 of our Quarterly Report on Form 10-Q filed May 15, 2009).

10.21
Amended and Restated Employment Agreement by and between Eternal Energy Corp. and Craig Phelps dated August 1, 2007 (Incorporated by reference to Exhibit 10.21 of our Quarterly Report on Form 10-Q filed May 15, 2009).

10.22	Employment Agreement by and between Eternal Energy Corp. and Kirk A. Stingley dated June 2, 2008 (Incorporated by reference to Exhibit 10.22 of our Quarterly Report on Form 10-Q filed May 15, 2009).

31.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act

31.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act

32.1*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act

32.2*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act

*       Filed herewith.
**     Portions omitted pursuant to a request for confidential treatment.

13

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETERNAL ENERGY CORP.

(Registrant)

December __, 2009	/s/ Bradley M. Colby
Bradley M. Colby
President and Chief Executive Officer

14

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Bradley M. Colby, certify that:

1.	I have reviewed this Amended Form 10-Q/A of Eternal Energy Corp.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15f) for the Company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: December __, 2009

/s/ Bradley M. Colby
Bradley M. Colby,
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Kirk Stingley, certify that:

1.	I have reviewed this Amended Form 10-Q/A of Eternal Energy Corp.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15f) for the Company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: December __, 2009

/s/ Kirk Stingley
Kirk Stingley,
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amended Quarterly Report of Eternal Energy Corp. on Form 10-Q/A for the period ending June 30, 2009, as filed with the Securities and Exchange Commission on the date hereof, I, Bradley M. Colby, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

December __, 2009

/s/ Bradley M. Colby
Bradley M. Colby,
President and Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amended Quarterly Report of Eternal Energy Corp. on Form 10-Q/A for the period ending June 30, 2009, as filed with the Securities and Exchange Commission on the date hereof, I, Kirk Stingley, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

December __, 2009

/s/ Kirk Stingley
Kirk Stingley,
Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                     to

Commission File Number:  000-50906

ETERNAL ENERGY CORP.
(Exact name of registrant as specified in its charter)

Nevada	20-0237026
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2549 West Main Street, Suite 202, Littleton, Colorado	80120
(Address of principal executive offices)	(Zip Code)

(303) 798-5235
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.                          Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

(Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 Yes ☐ No ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date:
44,550,000 shares of common stock issued and outstanding at December __, 2009.

ETERNAL ENERGY CORP.
FORM 10-Q
QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009

A Note About Forward-Looking Statements

This Quarterly Report on Form 10-Q contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management’s current expectations. These statements may be identified by their use of words like “plans,” “expect,” “aim,” “believe,” “projects,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and other expressions that indicate future events and trends. All statements that address expectations or projections about the future, including statements about our business strategy, expenditures, and financial results, are forward-looking statements. We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur.

Actual results could differ materially from those in the forward looking statements due to a number of uncertainties including, but not limited to, those discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Factors that could cause future results to differ from these expectations include general economic conditions; further changes in our business direction or strategy; competitive factors; market uncertainties; and an inability to attract, develop, or retain consulting or managerial agents or independent contractors. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives requires the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and accordingly, no opinion is expressed on the achievability of those forward-looking statements. No assurance can be given that any of the assumptions relating to the forward-looking statements specified in the following information are accurate, and we assume no obligation to update any such forward-looking statements. You should not unduly rely on these forward-looking statements, which speak only as of the date of this Quarterly Report. Except as required by law, we are not obligated to release publicly any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

1

EXPLANATORY NOTE
In 2009, we discovered that certain accounting errors had occurred that affected our financial statements for the years ended December 31, 2008 and 2007.  Specifically:

•
we had improperly expensed our entire interest in the North Dakota prospect rather than expensing only the interest owned beneficially through our investment in Pebble Petroleum.  We sold our beneficial ownership interest in 2007;

•
amounts advanced to Rover Resources Inc. in 2007 were improperly recorded as investments in oil and gas properties and subsequently expensed upon the sale of the Company’s investment in Pebble Petroleum;

•	a gain on the sale of the Company’s interest in Pebble Petroleum Inc. was improperly presented as a sale of an oil and gas prospect rather than as a gain on the sale of an equity investment;

•	spud fee revenue was not recognized in the same period during which the initial drilling of the wells commenced;

•	stock-based compensation expense was understated for 2006, 2007 and 2008 due to an incorrect application of SFAS 123(R), Share-Based Payment; and

•	we had overstated the gain associated with the sale of our Steamroller Prospect due to an incorrect application of the rules of the full cost method of accounting.

Due to the materiality of the errors, we have elected to restate our 2008 and 2007 financial statements to reflect the correction of these errors.  The nature and effect of the corrections of the accounting errors on the financial statements for the year ended December 31, 2008 and for the three-month and nine-month periods ended September  30, 2008 are discussed in detail in Part I, Item 7: Management’s Discussion and Analysis or Plan of Operation (page __) as well as in Part II, Item 8: Financial Statements and Supplementary Data (Footnote 2, page F-__).

This Amendment No. 1 on Form 10-Q/A amends our Report on Form 10-Q for the quarter ended September 30, 2009 filed with the Securities and Exchange Commission on November 23, 2009.  This Amendment No. 1 on Form 10-Q/A amends Part I, Item 1: Financial Statements, Part I, Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operation and Part I, Item 4T: Controls or Procedures.  No other Item in our Report on Form 10-Q filed on November 23, 2009 is amended, modified or updated hereby.  Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, new certifications of our principal executive officer and principal financial officer are being filed as exhibits to this Form 10-Q/A.

2

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.

Eternal Energy Corp.

Condensed Financial Statements (Unaudited)

As of September 30, 2009 and December 31, 2008 and
For Each of the Three-Month and Nine-Month Periods Ended September 30, 2009 and 2008

3

Eternal Energy Corp.

Index to the Condensed Financial Statements (Unaudited)

As of September 30, 2009 and December 31, 2008 and
For Each of the Three-Month and Nine-Month Periods Ended September 30, 2009 and 2008

4

Eternal Energy Corp.

Condensed Balance Sheets

	September 30,	December 31,
	2009	2008
	(Unaudited)	(Restated)
ASSETS

Current assets:
Cash	$252,939	$727,701
Accounts receivable	20,833	-
Prepaid expenses	6,292	9,266

Total current assets	280,064	736,967

Spud fees receivable	20,000	750,000
Equipment and leasehold improvements, net of accumulated depreciation and amortization of $85,238 and $54,667 respectively	51,174	60,242
Oil and gas properties – subject to amortization, net of accumulated depletion of $57,667 at December 31, 2008	-	2,324,154
Oil and gas properties – not subject to amortization	387,642	1,324,400
Assets held for sale	57,000	38,000
Deposits	1,609,445	1,604,366
Total assets	$2,405,325	$6,838,129

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accounts payable and accrued liabilities	$130,381	$98,808
Accrued officer’s compensation	43,101	43,101
Accrued oil and gas interests	-	444,738

Total liabilities	$173,482	$586,647

Commitments and contingencies

Stockholders' equity:
Common stock, $.001 par value, 875,000,000 shares authorized, 44,550,000 shares issued and outstanding, respectively	44,550	44,550
Additional paid-in capital	9,312,048	9,039,131
Accumulated deficit	(7,124,755)	(2,832,199)

Total stockholders' equity	2,231,843	6,251,482

Total liabilities and stockholders' equity	$2,405,325	$6,838,129

The accompanying notes are an integral part of the financial statements.

F-1

Eternal Energy Corp.

Condensed Statements of Operations (Unaudited)

	For the Three-Month		For the Nine-Month
	Period Ended September 30,		Period Ended September 30,
		2008		2008
	2009	(Restated)	2009	(Restated)

Gain on sale of oil and gas property – excluded from amortizable pool, net of costs	$-	$-	$-	$425,372
Oil and gas sales	7,524	-	12,057	137,073
Spud fee revenue	-	750,000	-	750,000
Litigation settlement income	255,000	-	255,000	-

Total revenue	262,524	750,000	267,057	1,312,445
Operating expenses:
Oil and gas operating expenses	8,382	70,303	41,716	467,528
Down-hole gas and water license royalties	-	-	-	51,000
Impairment of oil and gas properties	3,393,998	1,697	3,393,998	2,784
General and administrative	176,680	195,646	565,725	513,120
Stock based compensation	73,642	115,512	272,917	320,163
Professional fees	48,039	125,272	271,378	289,379
Depreciation, amortization and depletion expense	10,517	26,015	30,571	90,902

Total operating costs	3,711,258	534,445	4,576,305	1,734,876

Total operating income (loss)	(3,448,734)	215,555	(4,309,248)	(422,431)

Interest income (expense)	(10,322)	6,253	16,692	9,625

Net income (loss)	$(3,459,056)	$221,808	$(4,292,556)	$(412,806)

Net loss per common share -
basic and diluted	$(0.08)	$0.00	$(0.10)	$(0.01)
Weighted average number of shares outstanding -
basic and diluted	44,550,000	44,550,000	44,550,000	44,550,000

The accompanying notes are an integral part of the financial statements.

F-2

Eternal Energy Corp.

Condensed Statements of Cash Flows (Unaudited)

		For the
	For the	Nine-Month
	Nine Month	Period Ended
	Period Ended	September 30,
	September 30,	2008
	2009	(Restated)
Cash flows provided by (used in) operating activities:

Net income (loss)	$(4,292,556)	$(412,806)
Adjustments to reconcile net loss to net cash used by operating activities:
Non cash transactions:
Stock-based compensation	272,917	320,163
Depreciation, depletion and amortization	30,571	90,902
Impairment of oil and gas properties	3,391,965	-
Gain on the sale of oil and gas property, excluded from amortization	-	(425,372)
Changes in operating assets and liabilities:
(Increase) decrease in receivables	709,167	(585,000)
Decrease in prepaid expense	2,974	23,465
Increase in deposits	(5,079)	-
Increase (decrease) in accounts payable and accrued liabilities	31,573	(32,840)

Net cash provided by (used) in operating activities	141,532	(1,021,488)
Cash flows used in investing activities:
Return of drilling deposits	-	121,452
Proceeds from the sale of oil and gas property, excluded from amortization	-	1,190,135
Additions to oil and gas properties	(575,791)	(386,717)
Additions to equipment and leasehold improvements	(40,503)	(24,004)

Net cash provided by (used in) investing activities	(616,294)	900,866

Net decrease in cash	(474,762)	(120,622)

Cash - beginning of period	727,701	791,891

Cash - end of period	$252,939	$671,269

The accompanying notes are an integral part of the financial statements.

F-3

Eternal Energy Corp.

Condensed Statements of Cash Flows (Unaudited)

Supplemental Disclosure of Cash Flow Information

For the
	For the	Nine-Month
	Nine-Month	Period Ended
	Period Ended	September 30,
	September 30,	2008
	2009	(Restated)
Cash paid during the nine-month period for:
Interest	$-	$-
Income taxes	$-	$-

The accompanying notes are an integral part of the financial statements.

F-4

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

1.	Description of Business

Eternal Energy Corp. (the "Company") was incorporated in the state of Nevada in March 2003. The Company engages in the acquisition, exploration, development and producing of oil and gas properties. At September 30, 2009, the Company has entered into participation agreements related to oil and gas exploration projects in the Big Sand Spring Valley Prospect located in Nye County, Nevada, and the Pebble Beach Prospect, located in Divide County, North Dakota, and Sheridan County, Montana and Saskatchewan, Canada.  The Company also owns a 75% working interest in certain leases located within the Southwest Extension of the West Ranch Field, located in Jackson County, Texas. In addition, the Company owns certain overriding royalty interests in oil and gas leases located in San Juan County, Utah and San Miguel County, Colorado.

2.	Correction of an Error and Reclassifications

In 2009, the Company discovered that certain transactions reported in its 2006, 2007 and 2008 financial statements were recorded incorrectly.  Specifically:

•
stock-based compensation expense for 2006, 2007 and 2008 was understated due to an incorrect application of SFAS No. 123(R), Share-Based Payment ("SFAS 123(R)") (Note 3).  The impact of this correction includes an increase to the Company’s beginning accumulated deficit balance as of January 1, 2008 in the amount of $193,482. The effect of this correction results in an increase in additional paid in capital and accumulated deficit balances as of December 31, 2008 of $269,762 and an increase in stock-based compensation expense for the three- and nine-month periods ended September 30, 2008 of $19,739 and $68,653, respectively.  The correction of this error does not impact the Company’s statements of cash flows for the nine-month period ended September 30, 2008;

•
the Company had incorrectly recognized the gross proceeds from the sale of its Steamroller Prospect (June 2008) as revenues and written off the specific costs associated with the Steamroller Prospect as costs of prospects sold.  The Company has subsequently changed its accounting treatment for the sale of its Steamroller Prospect to allocate a portion of the sales proceeds to the portion of the Company’s full cost pool that is not subject to amortization, based on the relative estimated fair market values of the prospects included in the pool as of the date of the Steamroller Prospect sale.  The impact of this correction is a decrease in oil and gas properties, not subject to amortization, and an increase in accumulated deficit of $502,416 as of December 31, 2008.  This correction also results in a decrease in revenue from the sale of prospects of $1,190,135, a decrease in the cost of prospects sold of $251,457, a decrease in general and administrative expenses of $9,400 and an increase in the gain recognized on the sale of an oil and gas prospect of $425,375 for the three- and nine-month period ended September 30, 2008.  The correction of this error further results in a decrease in the amount of cash provided by operations and a decrease in the amount of cash used for investing activities, respectively, in the amount of $972,790 for the nine-month period ended September 30, 2008;

F-5

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

•
spud fee revenue was improperly recognized in June 2008 although initial drilling of the corresponding well did not commence until July 2008.   The Company has corrected this error by recording the spud fee revenue in the three-month period ended September 30, 2009.  The impact of this correction is an increase in spud fees revenue of $250,000 for the three-month period ended September 30, 2008.   The correction of this error did not impact the Company’s statement of cash flows for the nine-month period ended September 30, 2008; and

•
the Company incorrectly recognized revenue in connection with the receipt of monies previously advanced to Rover Resources.  The impact of this correction is a decrease in advances as of September 30, 2008 and a decrease of revenue from the sale of oil and gas property in the amount of $163,510 for the three- and nine-months ended September 30, 2008.

Given the materiality of the affected transactions and related account balances, the Company has elected to restate its 2007 and 2008 financial statements in order to correct the errors.  The correction of these errors had the following effects on the Company’s balance sheet as of December 31, 2008:

		December 31,
	December 31,	2008
	2008	as Previously
	Restated	Reported	Change

Oil and gas properties (net)	$3,648,554	$4,150,970	$(502,417)
Additional paid in capital	9,039,131	8,769,369	269,762
Accumulated deficit	(2,832,199)	(2,060,020)	(772,179)

The correction of these errors had the following effects on the Company’s results of operations for the three- and nine-month periods ended September 30, 2008:

		For The
	For The	Three-Month
	Three-Month	Period Ended
	Period Ended	September 30,
	September 30,	2008
	2008	as Previously
	Restated	Reported	Change

Spud fee revenue	$750,000	$500,000	$250,000
Stock-based compensation	115,512	95,773	19,739
Net earnings (loss)	221,808	(8,453)	230,261
Basic and diluted loss per share	$(0.00)	$0.00	$(0.00)

F-6

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

		For The
	For The	Nine-Month
	Nine-Month	Period Ended
	Period Ended	September 30,
	September 30,	2008
	2008	as Previously
	Restated	Reported	Change

Sale of prospects	$-	$1,353,645	$(1,353,645)
Gain on sale of oil and gas property	425,372	-	425,372
Cost of prospects sold	-	251,457	(251,457)
General and administrative	513,120	522,520	(9,400)
Stock-based compensation	320,163	251,510	68,653
Net earnings (loss)	(412,806)	323,263	(736,069)
Basic and diluted loss per share	$(0.01)	$0.01	$(0.02)

Certain amounts from the previous year have been reclassified to conform to the current period presentation.

3.	Summary of Significant Accounting Policies

Basis of Presentation

These condensed financial statements are presented in United States dollars and have been  prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Securities and Exchange Commission (“SEC”) Form 10-Q and Article 8 of SEC Regulation S-X. The principles for interim financial information do not require the inclusion of all the information and footnotes required by generally accepted accounting principles for complete financial statements. Therefore, these financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. The condensed financial statements included herein are unaudited; however, in the opinion of management, they contain all normal recurring adjustments necessary for a fair statement of the condensed results for the interim periods. Operating results for the three month and nine month periods ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

The Company has evaluated subsequent events through November 23, 2009, the date that the financial statements were issued and included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

Revenue Recognition

The Company records the sale of its interests in prospects as a reduction to the cost pool when the terms of the transaction are final and the sales price is determinable. Spud fee revenue is recognized when drilling commences.  Working interest, royalty and net profit interests are recognized as revenue when oil and gas is sold.

Concentration of Credit Risk

At September 30, 2009, the Company had $2,939 on deposit in excess of the United States (FDIC) federal insurance limit of $250,000 per bank. The Company believes this credit risk is mitigated by the financial strength of the financial institution.

F-7

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost. Expenditures for major additions and improvements are capitalized and depreciated over the estimated useful lives of the related assets using the straight-line method for financial reporting purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes, where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Equipment	3 years
Leasehold improvements	lesser of useful life or lease term

When equipment and improvements are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the Company's accounts and any resulting gain or loss is included in the results of operations for the respective period.

Expenditures for minor replacements, maintenance and repairs are charged to expense as incurred.

Oil and Gas Properties

The Company follows the full cost method of accounting for its investments in oil and gas properties. Under the full cost method, all costs associated with the exploration of properties are capitalized into appropriate cost centers within the full cost pool.  Internal costs that are capitalized are limited to those costs that can be directly identified with acquisition, exploration, and development activities undertaken and do not include any costs related to production, general corporate overhead, or similar activities.  Cost centers are established on a country-by-country basis.

Capitalized costs within the cost centers are amortized on the unit-of-production basis using proved oil and gas reserves.   The cost of investments in unproved properties and major development projects are excluded from capitalized costs to be amortized until it is determined whether or not proved reserves can be assigned to the properties.  Until such a determination is made, the properties are assessed annually to ascertain whether impairment has occurred.  The costs of drilling exploratory dry holes are included in the amortization base immediately upon determination that the well is dry.

For each cost center, capitalized costs are subject to an annual ceiling test, in which the costs shall not exceed the cost center ceiling.  The cost center ceiling is equal to i) the present value of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions;  plus ii) the cost of properties not being amortized; plus iii) the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less iv) income tax effects related to differences between the book and tax basis of the properties.  If unamortized costs capitalized within a cost center, less related deferred income taxes, exceed the cost center ceiling, the excess is charged to expense and separately disclosed during the period in which the excess occurs.

F-8

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

Fair Value of Financial Instruments

In accordance with the requirements of Financial Accounting Standards Board's (“FASB”) Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosures about Fair Value of Financial  Instruments (ASC 825), the Company has determined the estimated fair value of its financial instruments using available market information and appropriate valuation methodologies. Due to their short-term maturity, the fair value of financial instruments classified as current assets and current liabilities approximates their carrying values.

Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed in the same way as basic earnings (loss) per common share except that the denominator is increased to include the number of additional common shares that would be outstanding if all potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per common share for the three-month and nine-month periods ended September 30, 2009 and 2008 is computed in the same way as basic earnings (loss) per common share, as the inclusion of additional common shares that would be outstanding if all potential common shares had been issued would be anti-dilutive.  See Note 7 for the calculation of basic and diluted weighted average common shares outstanding for the three-month and nine-month periods ended September 30, 2009 and 2008.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax benefits and consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Deferred income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to the taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent obligations in the financial statements and accompanying notes. The Company's most significant assumptions are the estimates used in the determination of the deferred income tax asset valuation allowance, the valuation of oil and gas reserves to which the Company owns mineral rights and the valuation of the Company’s common shares that were issued for obligations. The estimation process requires assumptions to be made about future events and conditions, and as such, is inherently subjective and uncertain. Actual results could differ materially from these estimates.

F-9

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

New Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162,” and also issued Accounting Standards No. 2009-01, “Generally Accepted Accounting Principles” (ASC Topic 105-10), which establishes the FASB Accounting Standards Codification (the “Codification” or “ASC”) as the official single source of authoritative U.S. generally accepted accounting principles (“GAAP”). All guidance contained in the Codification carries an equal level of authority.  The Codification also includes all relevant SEC guidance organized using the same topical structure in separate sections within the Codification.  The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented.  The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  Except for the disclosure requirements, the adoption of this statement did not have an impact on the determination or reporting of the Company’s financial statements.  The Company is providing the Codification cross-reference alongside the references to the standards issued and adopted prior to the adoption of the Codification.    The Codification does not change current US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. As it relates to the Company, the Codification is effective July 1, 2009 and will require future references to authoritative US GAAP to coincide with the appropriate section of the Codification. Accordingly, this standard will not have an impact on the Company’s results of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("ASC 820-10”). ASC 820-10 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurements and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. ASC 820-10 is effective for the Company’s year beginning January 1, 2008 and has been applied prospectively. The adoption of ASC 820-10 has not had a material impact on the Company’s financial position or reported results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("ASC 825-10").  ASC 825-10 permits an entity to choose, at specified election dates, to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity is required to report unrealized gains and losses on items for which the fair value option has been elected in its results of operations at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. ASC 825-10 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company) and interim periods within those fiscal years. At the effective date, an entity may elect the fair value option for eligible items that exist at that date. The entity shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. The Company has not elected to measure its financial instruments and/or other eligible assets at their fair market values.  Consequently, the adoption of ASC 825-10 has not had a material impact on the Company’s financial position or reported results of operations.

F-10

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

In December 2007, the FASB ratified the final consensuses in Emerging Issues Task Force, or EITF, Issue No. 07-1, "Accounting for Collaborative Arrangements," (“ASC 808-10”), which requires certain income statement presentation of transactions with third parties and of payments between parties to the collaborative arrangement, along with disclosure about the nature and purpose of the arrangement.  ASC 808-10 is effective for the Company’s year beginning January 1, 2009.  The Company does not expect ASC 808-10 to have a significant impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“ASC 805”), which replaces SFAS No. 141, “Business Combinations.” ASC 805 requires an acquiring company to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date, with limited exceptions.  ASC 805 also requires the acquiring company in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquired company, at the full amounts of their fair values.  ASC 805 makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this Statement.  ASC 805 is effective for the Company’s financial statements beginning January 1, 2009.  The Company does not expect the adoption of this accounting pronouncement to have a significant impact on our financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“ASC 810-10-65”), which amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements.  ASC 810-10-65 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity.  This statement also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income.  Changes in a parent's ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value.  The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment.  The Statement also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This Statement applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (January 1, 2009 for the Company).  The Company does not expect the adoption of this accounting pronouncement to have a significant impact on our financial statements.

F-11

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“ASC 855-10”). This standard incorporates into authoritative accounting literature certain guidance that already existed within generally accepted auditing standards, with the requirements concerning recognition and disclosure of subsequent events remaining essentially unchanged. This guidance addresses events which occur after the balance sheet date but before the issuance of financial statements. Under ASC 855-10, as under previous practice, an entity must record the effects of subsequent events that provide evidence about conditions that existed at the balance sheet date and must disclose but not record the effects of subsequent events which provide evidence about conditions that did not exist at the balance sheet date. This standard added an additional required disclosure relative to the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued. As it relates to the Company, this standard was effective beginning April 1, 2009. The additional disclosures required by this standard are included in Note 3.

4.	Equipment and Leasehold Improvements

The following is a summary of equipment and improvements, at cost, as of September 30, 2009:

Office equipment	$88,903
Leasehold improvements	47,509

Total equipment and improvements	136,412

Less: accumulated depreciation	(85,238)

Equipment and improvements, net	$51,174

Depreciation expense for the three-month periods ended September 30, 2009 and 2008 was $10,517 and $8,726, respectively.  Depreciation expense for the nine-month periods ended September 30, 2009 and 2008 was $30,571 and $26,318, respectively.

During 2008, the Company purchased $38,000 of Down-Hole Gas/Water Separation (“DGWS”) tools.  An additional $19,000 of DGWS tools was purchased during the nine-month period ended September 30, 2009.  Due to the fact that the Company was subsequently unable to exercise its option to acquire 100% of the DGWS opportunity, as discussed in Note 9, the Company has no plans to utilize the tools in the near future.  The Company’s management does not believe that the value of the tools has been impaired and plans to market the tools to other exploration and development companies.  Accordingly, the down-hole tools have been classified as Assets Held for Sale on the Company’s balances sheet as of September 30, 2009 and December 31, 2008.

F-12

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

5.	Oil and Gas Properties

As of September 30, 2009 and December 31, 2008, the Company’s cost centers are as follows:

	September 30, 2009		December 31, 2008
	Amortizable	Non-Amortizable	Amortizable	Non-Amortizable
United States	$-	$386,199	$2,324,154	$1,322,957
Canada	-	1,443	-	1,443
The North Sea	-	-	-	-
Total	$-	$387,642	$2,324,154	$1,324,400

Producing Properties

The Company owns a 75% working interest in certain leases located within the Southwest Extension of the West Ranch Field, located in Jackson County, Texas. In August 2009, certain leases included in the West Ranch Field expired and, as a result, the reserves associated with these leases contained in the Glasscock Reservoir are no longer available to the Company.  These leases were pivotal to the implementation of a waterflood program designed to stimulate production throughout the West Ranch Field.  The Company has no immediate plans to recomplete any of the remaining wells located in the West Ranch Field.  Because there is no reasonable certainty that the Company will seek to extract the underlying reserves associated with the remaining West Ranch leases, accounting rules stipulate that the economic value of these reserves may not be used to evaluate the recoverability of the Company’s investment in the West Ranch property.  Accordingly, the Company has fully impaired its full cost pool, subject to amortization, as of September 30, 2009.

The net capitalized cost of the West Ranch property is summarized below:

Acquisition cost	$1,923,874
Development costs	589,000
Total capitalized costs	2,512,874
Historical depletion	(57,667)
Impairment	(2,455,207)
Balance at September 30, 2009	$-

Exploratory Prospects

The Company has entered into participation agreements in five exploratory oil and gas properties. Each of the five exploratory prospects is excluded from its respective amortizable cost pool.  Each prospect’s costs will be transferred into the amortization base on an ongoing (well-by-well or property-by-property) basis as the prospect is evaluated and proved reserves established or impairment determined. Three of the five prospects have been abandoned. The Company has a working interest and/or overriding royalty interest in the wells on the remaining prospects, if they are successful. The Company paid certain amounts upon execution of the agreements and is obligated to share in the drilling costs of the exploratory wells. In addition, the Company has agreed to issue shares of its common stock based upon the proven reserves of the property.

F-13

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

United States

Big Sand Spring Valley Prospect

In 2005, The Company acquired a 50% working interest in the Big Sand Spring Valley Prospect (the “BSSV Prospect”) and an option to acquire a 50% working interest in an additional prospect, for an initial payment of $667,000 and the obligation for a future payment of $2,000,000, which represented 50% of the estimated initial drilling costs in the BSSV Prospect. In 2006, the Company acquired the other 50% working interest in the BSSV Prospect in exchange for cash payments totaling $300,000 and the transfer of the Company’s option on the additional prospect.  Under the terms of the participation agreement, the Company is obligated to issue one million shares of its common stock for each ten million equivalent barrels of net proven oil reserves developed on the BSSV Prospect.

No exploratory wells were drilled in the BSSV Prospect prior to the expiration of the Company’s leases in August 2009.  Pursuant to the rules of the full cost method of accounting, the cost basis of the BSSV Prospect was transferred into the amortizable pool.  As noted above, the entire full cost pool, subject to amortization, was fully impaired as of September 30, 2009.

Steamroller Prospect

In December 2007, the Company purchased a 50% interest in a 640-acre mineral lease from the State of Utah. In the first quarter of 2008, the Company purchased a 50% interest in an additional 10,860 acre lease from the State of Utah.   This property is evaluated for impairment annually.

In June 2008, the Company sold its 50% working interest in the Steamroller prospect.  Because the Steamroller prospect represented a significant portion of the full cost pool, not subject to amortization, and because full cost accounting rules do not allow for the use of specific identification with respect to calculating gains on the partial disposal of the pool, the Company has allocated the total cost of the full cost pool, not subject to amortization, among the individual prospects included within the pool, based on their relative fair market value as of the date of the Steamroller disposition.  The allocated basis attributed to the Steamroller prospect as of the date of sale was $764,763.  Gross proceeds from the sale totaled $1,190,135, resulting in a $425,372 gain on the sale of the Steamroller prospect.

Under the terms of the sale, the Company retained an overriding royalty interest on all future production from the property sold, as well as an overriding royalty interest on production from properties of mutual interest which the purchaser may develop in the future.  The Company currently owns various overriding royalty interests under approximately 20,172 net acres in Utah and Colorado, located within the Steamroller Prospect.  In addition, the Company is entitled to receive an overriding royalty interest on any additional leasehold interest acquired by its working interest partners in an area of mutual interest (“AMI”) between the parties.  The AMI covers approximately 3,571,200 gross acres.

F-14

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

Pebble Beach Prospect

In 2006, the Company entered into a series of agreements that resulted in the acquisition of five percent (5%) of the capital stock of Pebble Petroleum, Inc. (“Pebble”), as well as the following rights and interest in the Pebble Beach Prospect:

•	A $250,000 spud fee for each of the first eight wells drilled by Pebble;

•
A five percent (5%) gross overriding royalty from each well drilled on certain acreage that Pebble holds rights to in SE Saskatchewan, Canada (no capital outlay or other expenses to be required by the Company); and

•
A ten percent (10%) working interest in a joint venture with Rover Resources, Inc., (“Rover”), a subsidiary of Pebble; the joint venture will explore and develop certain prospects principally located in Divide County, North Dakota (the Company will pay 10% of all costs incurred).

As of March 31, 2009, Pebble owns approximately 324,590 gross and net acres in the Pebble Beach Prospect in SE Saskatchewan, Canada in which the Company owns a five percent (5%) gross overriding royalty.  In addition, Rover has acquired approximately 61,572 gross and 35,264 net acres principally located in Divide County, North Dakota, within the Pebble Peach Prospect.  The Company owns a ten percent (10%) working interest in these properties. As of September 30, 2009, the Company’s working interest expenditures in the North Dakota property total $533,242.

This property is evaluated for impairment annually.  There were no impairments evident at September 30, 2009.  The property is currently in an evaluation phase.  The Company does not expect that a determination will be made on the ultimate viability of the property within the next twelve months.

North Sea Quad 14 and Quad 41/42 Prospects

In 2005 and 2006, the Company acquired working interests in the Quad 14 and Quad 41/42 Prospects with the obligation to fund 12.5% and 15% of the drilling costs of two exploratory wells, respectively. The Company placed $1.5 million on deposit for each prospect to cover its share of the drilling costs. The exploratory wells on both of these prospects were completed in 2007.  No economically viable reserves were discovered.

Once no viable reserves were discovered, the Company’s investment in the North Sea was included in the amortizable cost pool and the entire capitalized cost was charged to expense in 2007 because the costs exceeded the cost center ceiling due to lack of future revenue or any fair value of the property. A portion of the monies that were held on deposit relating to the Company’s working interest in the Quad 14 Project and released to the operator in 2007 were subsequently returned to the Company in 2008 and has been recognized as revenue during the current year.

The Company is disputing its obligation to participate in the drilling of the Quad 41/42 exploratory well.  As a result, no amounts held on deposit have been released to the operator for the Quad 41/42 Prospect.

F-15

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

The Company recorded impairments related to the North Sea projects during the nine-month periods ended September 30, 2009 and 2008 as follows:

		2008
	2009	(Restated)

Quad 14	$1,937	$2,784
Quad 41/42	-	-
Totals	$1,937	$2,784

Canada

In June 2008, the Company acquired a 5% overriding royalty position in additional prospects located in Saskatchewan, Canada.

6.	Commitments and Contingencies

Financial Results, Liquidity and Management's Plan

The Company has incurred net losses since inception.  This factor raises substantial doubt about the Company's ability to continue as a going concern.  Historically, the Company has been successful in generating additional operating capital through the disposition of oil and gas prospects.  However, the disposition of properties is not a viable strategy for funding the Company’s long-term operations.  Accordingly, the Company’s management is developing and implementing plans to sustain the Company’s cash flow from operating activities and/or acquire additional capital funding.

No assurances can be given that the Company will obtain sufficient working capital through the sale of oil and gas properties, the issuance of common stock or by leveraging the Company's current assets, or that the implementation of its business plan will generate sufficient revenues in the future to sustain ongoing operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Litigation

The Company's policy is to recognize amounts related to legal matters as a charge to operations if it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, as required by SFAS 5.

F-16

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

On November 20, 2007, the Company was served with a complaint alleging breach of contract, misappropriation of confidential and proprietary information and of trade secrets and claims under the Colorado Uniform Trade Secrets Act, fraud, declaratory relief declaring any agreements of release to be void and unenforceable as they were obtained by fraudulent inducement, declaration of accounting and constructive trust for all proceeds and profits from the alleged misappropriation, injunctive relief for return of all allegedly misappropriated information and cessation of use, civil theft of business values, and tortuous interference with contract. Plaintiffs sought compensatory damages in an unspecified amount, prejudgment interest, declaratory relief, injunctive relief, accounting, and attorneys’ fees.  The Company filed a countersuit claiming abuse of process, intentional interference with an existing business and contractual relations, commercial disparagement and conspiracy.  The lawsuit and countersuits were favorably settled in July 2009, resulting in the Company receiving $255,000 of settlement proceeds.  The lawsuit negatively impacted the Company's ability to pursue additional opportunities or acquire additional oil and gas prospects, as discussed in Note 5.  A further result of the lawsuit has been the sale of certain assets in order to fund the Company’s ongoing operations, as discussed on Note 5.

Employment Agreements

In June 2008, the Company entered into a two-year employment agreement with its Chief Financial Officer.  The agreement provides for annual compensation of $138,000.  In addition, the Company granted to this employee options to purchase 1 million shares of the Company’s common stock.  The options had a five-year life, were schedule to vest over a two-year period and had an exercise price of $0.18 per share, which represented the estimated market value of the shares on the date of grant. As discussed in Note 8, these options were cancelled in September 2009.

Effective August 1, 2009, the Company renewed its two-year employment agreement with its Vice President of Engineering.  The renewed contract provides for annual compensation of $144,000.

Lease Obligation

In December 2008, the Company renegotiated its lease for its corporate offices. The new lease has a term of 36 months and expires on December 31, 2011. Rents remaining as of September 30, 2009 under this lease are as follows:

Amount
2009 (remaining)	$15,634
2010	62,537
2011	64,140
2012	-
2013	-

Total	$142,311

Gross rent expense for the three-month periods ended September 30, 2009 and 2008 was $19,418 and $18,293, respectively.  Gross rent expense for the nine-month periods ended September 30, 2009 and 2008 was $58,255 and $50,342, respectively.

F-17

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

7.	Earnings (Loss) Per Share

The following is a reconciliation of the number of shares used in the calculation of basic earnings (loss) per share and diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2009 and 2008:

	For the Three-Month		For the Nine-Month
	Period Ended September 30,		Period Ended September 30,
		2008		2008
	2009	(Restated)	2009	(Restated)
Net income (loss)	$(3,459,056)	$221,808	$(4,292,556)	$(412,806)
Weighted-average number of common shares outstanding	44,550,000	44,550,000	44,550,000	44,550,000
Incremental shares from the assumed exercise of dilutive stock options	-	-	-	-
Diluted common shares outstanding	44,550,000	44,550,000	44,550,000	44,550,000
Diluted earnings (loss) per share	$(0.08)	$0.00	$(0.10)	$(0.01)

The following securities were not included in the computation of diluted net earnings (loss) per share as their effect would have been anti-dilutive:

		September 30,
	September 30,	2008
	2009	(Restated)
Stock Options	-	4,543,800
Warrants	-	12,924,000

8.	Equity Transactions

Issuance and Cancellation of Restricted Stock

In September 2009, the Company announced that it had granted 6,500,000 restricted shares of common stock to its directors and officers in exchange for the return and cancellation of 5,393,800 unexercised options to purchase shares of common stock.  In October 2009, the Company’s board of directors rescinded the grant of the restricted common shares, effective on the original grant date.  Because the restricted stock certificates were never delivered to the intended recipients, Management has determined that the title to the shares never transferred.  Accordingly, no stock-based compensation has been recorded in connection with the issuance of the restricted shares.  The stock options remained cancelled.

Issuance of Stock Options

In March 2008, the Board of Directors ratified the grant of options to purchase 100,000 of its common shares a consultant. The stock options were originally approved by management on August 1, 2007.  These options vest over 1 year, have a life of 5 years and have an exercise price of $0.20 per share, the market price on the effective date of grant.  Under the corresponding stock option agreement, 33,333 options vested at the time the agreement was executed with an additional 33,333 options vesting at the end of each six-month period from the grant date.  The contract between the Company and the consultant was terminated in August 2009, at which time, all of the outstanding and unexercised options held by the consultant expired.

F-18

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

In June 2008, the Company granted options to purchase 1,000,000 shares of its common stock to its Chief Financial Officer.  These options vest over 2 years, have a life of 5 years and have an exercise price of $0.18 per share, the market price on the effective date of grant.  The options vest at the rate of 250,000 shares at the end of each six-month period from the effective date of grant, and all would have been exercisable on December 2, 2010.

In October 2008, the Company granted options to purchase 1,000,000 shares of its common stock to its President.  These options vest over 2 years, have a life of 5 years and have an exercise price of $0.17 per share, the market price on the effective date of grant.  Fifty percent of the options vested immediately, with the remaining 50% scheduled to vest one year from the effective date of the grant.

A summary of stock option activity for the nine-month period ended September 30, 2009 and the year ended December 31, 2008 is presented below:

Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contract
	Options	Price	Term

Outstanding at December 31, 2007	3,393,800	$0.67	3.5 years
Options granted	2,150,000	-	-
Options exercised	-	-	-
Options expired	-	-	-
Options forfeited	-	-	-
Outstanding at December 31, 2008	5,543,800	$0.46	3.4 years
Options granted	-	-	-
Options exercised	-	-	-
Options expired	-	-	-
Options forfeited	(5,543,800)	-	-
Outstanding at September 30, 2009	-	$-	-
Exercisable at September 30, 2009	-	$-	-

The assumptions used in the Black-Scholes option pricing model for the stock options granted during the year ended December 31, 2008 were as follows:

Risk-free interest rate	2.77-3.25%
Expected volatility of common stock	101%
Dividend yield	$0.00
Expected life of options	5 years
Weighted average fair market value of options granted	$0.18

F-19

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

Warrants

A summary of warrant activity for the nine-month period ended September 30, 2009 and the year ended December 31, 2008 is presented below:

Weighted
Average
	Number of	Exercise
	Warrants	Price
Outstanding, December 31, 2007	12,924,000	$1.16
Issued	-	-
Exercised	-	-
Expired	(12,924,000)	$(1.16)
Forfeited	-	-
Outstanding, December 31, 2008	-	$-
Issued	-	-
Exercised	-	-
Expired	-	-
Forfeited	-	-
Outstanding, September 30, 2009	-	$

Exercisable, September 30, 2009	-	$-

Warrants to purchase 11,676,000 expired in March 2008.  Warrants to purchase 1,248,000 shares expired in May 2008.

Shares Reserved for Future Issuance

As of September 30, 2009, the Company has not reserved any shares for future issuance upon exercise of outstanding options and warrants.  This amount does not include shares that may have to be issued upon the discovery of net proved reserves in the Nevada oil and gas property.

9.	Related Party Transaction

In October 2007, the Company acquired certain exploratory oil and gas leases and an option (“Option”) to acquire 100% of a natural gas production opportunity which employs specialty down-hole gas/water separation equipment from entities partially-owned by our President and Chief Executive Officer.  Under the Option agreement, the Company can, after meeting certain obligations, purchase all of the outstanding shares of such related entity in exchange for 25 million shares of its common stock.

The Company made the following payments to acquire the Option:

1)	$125,000 to the related entity for certain the oil and gas leases located in Alberta, Canada.

2)	$20,000 to the related entity as reimbursement for amounts paid to Zavanna Canada Corp in connection with licenses to the DGWS equipment.

F-20

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

The Company had the following periodic obligations in order to retain the Option, which expires on December 31, 2010:

1)	Payments of $20,000 to the related entity each six months commencing on June 30, 2008 through June 30, 2010.

2)	Payments to the related entity of $250,000 on each of December 31, 2008 and December 31, 2009. These amounts may be paid in either cash or with shares of our common stock.

3)	Drill and equip two wells with DGWS equipment; one before June 30, 2008 and the other before January 15, 2009.

4)
Pay to one DGWS manufacturer (Kudu Industries) $25,000 in September 2007 and further agree to purchase ten DGWS devices each year, beginning in 2008, at a cost of $3,800 per device in order to maintain exclusive rights to equipment supply. In addition, the grantor of the license will receive a 1% royalty on each well which utilizes the device.  The license expires in January 2012 and can be extended for an additional 5 years at a cost of $300,000.

5)
Payments to a second DGWS manufacturer (Down-Hole Injections, Inc.) of $35,000 on March 30, 2008 and future annual payments of $10,000. The Company is required to pay $500 for each device used and assign to the manufacturer a carried 5% working interest in each well using the device.  The Company is required to purchase and install 20 devices in Canada by March 31, 2008.

6)	Payments to the second DGWS manufacturer of $6,000 by March 31 of each year and give to the manufacturer a 5% working interest in each well located in the state of Utah that utilizes the device.

As a result of the litigation with Zavanna LLC, et al, and its associated negative impact on the Company’s working capital position, the Company was unable to meet all of the obligations under the Option agreement.  Consequently, in December 2008, the Company received a notification from one of the related entities of its desire to attempt to re-market the DGWS natural gas opportunity to third parties.  As a result, the original Option agreement between the Company and the related entity was amended.  The amended agreement relieves the Company of its obligation to make the $250,000 payments to the related entity, originally scheduled for December 2008 and 2009, and enables the related entity to attempt to freely market the technology and opportunity.  Furthermore, the related entity has agreed to work in good faith to reimburse the Company for its investment in the original technology and to secure the granting of a 1% overriding royalty interest in favor of the Company for any wells in which the technology is used to generate production.  As a result of the amended agreement, the Company has been relieved of its liability to the related entities and has reduced the carrying value of the licenses by $500,000.  In addition, the Company has removed the licenses from its balance sheet and reclassified $57,000 of DGWS tools as Assets Held for Sale as of September 30, 2009.

F-21

Eternal Energy Corp.

Notes to the Condensed Financial Statements (Unaudited)

10.	Subsequent Events

In October 2009, the Company granted 6,000,000 options to purchase shares of the Company’s common stock to its directors and officers.  The stock options have a five-year life, vest immediately and have an exercise price of $0.05, which exceeded the volume weighted average closing price of the Company’s common stock for the five-day period preceding the grant.  Pursuant to the rules of ASC 718, the Company will treat the new stock option grant as a modification of the previously outstanding stock options and will recognize stock-based compensation expense of $145,190 associated with the new grant and the remaining $67,071 of unamortized stock-based compensation associated with the original stock options during the fourth quarter of 2009.

Also in October 2009, the Company renewed its two-year employment agreement with its President and Chief Executive Officer and extended its employment agreement with its Chief Financial Officer.  The financial terms of the renewed and amended employment agreements are substantially the same as the previous employment agreements, which provide for annual compensation of $174,000 and $138,000, respectively.

In November 2009, the Company collected $1,604,100 that was previously held on deposit in connection with the Company’s North Sea Quad 41/42 Prospect (Note 5).

F-22

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

THE FOLLOWING PRESENTATION OF OUR MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS REPORT.

A Note About Forward-Looking Statements

This Quarterly Report on Form 10-Q contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on current management's expectations. These statements may be identified by their use of words like “plans,” “expect,” “aim,” “believe,” “projects,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and other expressions that indicate future events and trends. All statements that address expectations or projections about the future, including statements about our business strategy, expenditures, and financial results are forward-looking statements. We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur.

Actual results could differ materially from those in the forward looking statements due to a number of uncertainties including, but not limited to, those discussed in this section. Factors that could cause future results to differ from these expectations include general economic conditions, further changes in our business direction or strategy, competitive factors, oil and gas exploration uncertainties, and an inability to attract, develop, or retain technical, consulting or managerial agents or independent contractors. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives requires the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and accordingly, no opinion is expressed on the achievability of those forward-looking statements. No assurance can be given that any of the assumptions relating to the forward-looking statements specified in the following information are accurate, and we assume no obligation to update any such forward-looking statements. You should not unduly rely on these forward-looking statements, which speak only as of the date of this Quarterly Report, except as required by law; we are not obligated to release publicly any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

Industry Outlook

The petroleum industry is highly competitive and subject to significant volatility due to numerous market forces. Crude oil and natural gas prices are affected by market fundamentals such as weather, inventory levels, competing fuel prices, overall demand and the availability of supply.

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Worldwide oil prices rose throughout 2007 and reached historical highs during the last half of 2008, before tumbling amid worldwide economic crisis.  Though oil prices have stabilized in 2009, continued economic instability could impact demand, thus adversely affecting crude oil prices.

Oil prices cannot be predicted with any certainty and have significantly affected profitability and returns for upstream producers. Historically, the WTI price has averaged approximately $47 per barrel over the past ten years. However, during that time, the industry has experienced wide fluctuations in prices. While local supply/demand fundamentals are a decisive factor affecting domestic natural gas prices over the long term, day-to-day prices may be more volatile in the futures markets, such as on the NYMEX and other exchanges, making it difficult to forecast prices with any degree of confidence. Over the last ten years, the NYMEX gas price has averaged approximately $5.67 per mcf.

Restatement of the 2008 Financial Statements

In 2009, we discovered that that certain transactions reported in our 2008 and 2007 financial statements were reported incorrectly.  Given the materiality of the affected transactions and related account balances, we have elected to restate our 2008 and 2007 financial statements in order to correct the error.  The nature and effect of the corrections of the accounting errors on the financial statements for the years ended December 31, 2008 and 2007 are discussed in detail in Part II, Item 8: Financial Statements and Supplementary Data (Footnote 2, page F-__). As a result, we have revised our discussion of the results of operations for the three-month and nine-month periods ended September 30, 2009 vs. 2008.

Results of Operations for the Three-Month Period Ended September 30, 2009 vs. 2008

Our business plan includes the acquisition of interests in oil and gas exploratory prospects, and in some cases, such as the Steamroller Prospect, we may sell all or part of our working interest and retain an overriding royalty interest in the properties. The nature of these transactions is that they occur irregularly and, therefore, our operating results may fluctuate significantly from period to period.

We began receiving royalty payments associated with our 5% gross overriding royalty interest in certain properties located in Saskatchewan, Canada in April 2009.  We recognized $7,524 of oil and gas sales revenue associated with these overriding interests during the three-month period ended September 30, 2009.  We expect revenues from our overriding royalty positions to continue to grow as additional wells are drilled in the area.

In July 2009, we successfully settled the lawsuit against our Company brought forth by Zavanna Corporation LLC, et al (“Zavanna” or the “Zavanna litigation”).  Under the terms of the settlement agreement, we received settlement proceeds totaling $255,000 and the release and dismissal of all claims against our Company and our CEO in exchange for the Company’s dismissal, with prejudice, of all counter claims made by the Company.  The $255,000 of settlement proceeds is presented as litigation settlement revenue on our statements of operations for the three-month period ended September 30, 2009.

6

In June 2008, we recognized a gain of $425,372 on the sale of our 50% working interest in the Steamroller Prospect.  Net proceeds received from the sale totaled $1,190,135.

In 2006, we entered into a series of agreements with Pebble Petroleum that resulted in our right to receive spud fees for each of the first eight wells drilled on leases previously owned by our Company.  In August 2008, we recognized $750,000 in spud fee revenue, which represents spud fees for the final three wells covered under these agreements.  No further spud fee revenue will be recognized by us as spud fees have now been earned for all eight of the initial wells drilled pursuant to our agreement with Pebble Petroleum.

The Company acquired a 75% working interest in the West Ranch property through a series of transactions occurring in 2007.  Falling oil prices and the need to scale down our equipment to better suit our well compression needs led us to temporarily shut-in the producing wells on the West Ranch property in June 2008.  We also elected to temporarily delay further development of the West Ranch wells to divert working capital to fund our legal defense in the Zavanna litigation.

In August of 2009, certain leases included in the West Ranch field expired.  In our attempt to re-lease these properties, we were unable to reach mutually acceptable terms with the mineral rights owners and, as a result, the proven oil and gas reserves associated with these leases are no longer available to us.  Because these leases were located near the crest of the Glasscock reservoir structure and, thus, were essential to performing the planned peripheral waterflood, we no longer plan to implement a waterflood program in the Glasscock reservoir.

As of September 30, 2009, the remaining West Ranch wells continue to be shut in.  Accordingly, we have not recognized any revenue from oil and gas sales from the West Ranch property during the three-month periods ended September 30, 2009 and 2008.  Oil and gas operating expenses totaled $8,382 for the three-month period ended September 30, 2009, which represents costs necessary to maintain the wells during the shut-in period.  Oil and gas operating expenses totaled $70,303 for the three-month period ended September 30, 2008.

Through a series of transactions that occurred in 2005 and 2006, we acquired a 100% working interest in the Big Sand Spring Valley Prospect (the “BSSV Prospect”), located in Nevada.   No exploratory wells have been drilled in the BSSV Prospect as a result of cash constraints and the lack of successful drilling efforts by other oil and gas exploration companies in the area.  In August 2009, our leases associated with the BSSV Prospect expired.  Pursuant to accounting rules under the full cost method of accounting, we transferred the cost of the BSSV Prospect into the portion of our full cost pool that is subject to amortization and evaluated the total pool for impairment.

Because there is no reasonable certainty we will seek to extract the underlying reserves associated with the remaining West Ranch leases, accounting rules stipulate that we exclude the economic value of these reserves when evaluating the recoverability of our investment in the West Ranch property.  Accordingly, we recognized $3,393,998 of impairment expense during the three-month period associated with our full cost pool, which is now fully impaired as of September 30, 2009.

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General and administrative expenses decreased from $195,646 for the three-month period ended September 30, 2008 to $176,680 for the three-month period ended September 30, 2009 primarily due to the following:

•
Insurance expense for the three-month period ended September 30, 2009 decreased by $11,962 from the same period in 2008 primarily due to lower employee medical insurance premiums, which were negotiated in July 2009, as well as the reduction of certain liability coverage deemed unnecessary due to the our current business strategy.

•
Prior to October 1, 2008, we engaged a third-party consultant to provide us with investor relations services.  Investor relations expenses totaled $12,595 for the three-months ended September 30, 2008 compared to $0 for the three-month period ended September 30, 2009.  All investor relations activities are currently performed by our Chief Financial Officer.

•
We began providing shared CFO services to Roadrunner Oil & Gas, Inc. (“Roadrunner”) in October 2008, for which Roadrunner pays us $4,000 per month.  The fees received from Roadrunner reduced our gross salaries expense by $12,000 for the three months ended September 30, 2009 compared to the same period in 2008.

•	In August 2009, we paid $16,500 in bonuses to members of our senior management in recognition of their successful efforts to defend the Company in the litigation brought forth by Zavanna Corporation.

Stock-based compensation expense for the three-month period ended September 30, 2009 decreased by $41,870 from the same period in 2008 due to the normal vesting of certain stock options during the fourth quarter of 2008 and the first three quarters of 2009.

Professional fees for the three-month period ended September 30, 2009 decreased by $77,233 from the same period in 2008, primarily as a result lower legal fees incurred in connection with our defense of the Zavanna litigation.  As discussed below, the Zavanna litigation was favorably settled in July 2009.

Depreciation, depletion and amortization expense for the three-month period ended September 30, 2009 decreased by $15,498 from the same period in 2008, primarily due to the fact that we wrote off our payments made under the licenses to use specialty down-hole gas/water separation (“DGWS”) equipment in December 2008.  Amortization related to the down-hole licenses totaled $0 and $17,100 for the three months ended September 30, 2009 and 2008, respectively.

In September 2009, we recorded an adjustment to reduce the amount of year-to-date interest income earned associated with the funds held on deposit in connection with the Quad 41/42 project.  The adjustment resulted in the recognition of negative interest income for the three-month period ended September 30, 2009.  On a year-to-date basis, interest income associated with the deposited funds has decreased due to falling short-term investment rates.  On a comparative basis, interest income from our time deposits for the three-month period ended September 30, 2009 decreased by $5,654 from the same period in 2008 due to lower levels of cash on hand during the period.

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As of September 30, 2009, we had $1,604,100 on deposit relating to the drilling of the Quad 41/ 42 Prospect.  In November 2009, we entered into an agreement to indemnify the entity controlling the funds on deposit in exchange for the release and return of the funds on deposit to us.  As of the date of this filing, the funds previously held on deposit have been fully collected.

Results of Operations for the Nine-Month Period Ended September 30, 2009 vs. 2008

We began receiving royalty payments associated with our 5% gross overriding royalty interest in certain properties located in Saskatchewan, Canada in April 2009.  We recognized $12,057 of oil and gas sales revenue associated with these overrides during the nine-month-month period ended September 30, 2009 compared to $0 for the same period in 2008.

In July 2009, we successfully settled the lawsuit against our Company brought forth by Zavanna, which resulted in the recognition of $255,000 of litigation settlement revenue in our statements of operations for the nine-month period ended September 30, 2009.

As noted above, our West Ranch wells have been temporarily shut in since June 2008.  Prior to being shut in, these wells generated $137,073 of revenue from oil and gas sales and incurred $467,528 of operating costs for the nine-month period ending September 30, 2008. As of September 30, 2009, the West Ranch wells continue to be shut in.  As a result, we have not recognized any revenue from oil and gas sales during 2009.  We incurred $41,716 of oil and gas operating expenses related to the West Ranch property during the nine-month period ended September 30, 2009, which represent costs necessary to maintain the wells while they are shut in.

In June 2008, we recognized a gain of $425,372 on the sale of our 50% working interest in the Steamroller Prospect.  Net proceeds received from the sale totaled $1,190,135.

As a result of the expiration of our leases in the BSSV Prospect, the expiration of certain leases in the West Ranch Field and the reasonable uncertainty about whether we will recomplete the remaining West Ranch wells, we recognized impairment expense of $3,393,998 during the nine-month period ended September 30, 2009 to impair our full cost pool assets fully.

We recognized $750,000 of spud fee revenue during the nine-month period ended September 30, 2008.  As previously discussed, no such revenue was recorded in 2009 as spud fees have now been earned on all eight of the initial wells drilled pursuant to our agreement with Pebble Petroleum.

General and administrative expenses increased from $513,120 for the nine-month period ended September 30, 2008 to $565,725 for the nine-month period ended September 30, 2009 primarily due to the following:

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•
Payroll and related expenses for the nine-month period ended September 30, 2009 increased by $98,241 from the same period in 2008, primarily as a result of the hiring our Chief Financial Officer in June 2008, granting a salary increase to our Vice President of Engineering in October 2008 and, as discussed previously, the granting of bonuses to management in recognition of the successful defense of the Zavanna litigation.  These increases were partially offset by $31,000 in fees that we received for providing shared CFO services to Roadrunner for the nine-months ended September 30, 2009.

•
Prior to October 1, 2008, we engaged a third-party consultant to provide us with investor relations and website management services.  All investor relations activities are currently performed by our Chief Financial Officer. Investor relations and website management expenses for the nine-month period ended September 30, 2009 decreased by $33,879 from the same period in 2008.

•
Travel and entertainment expenses for the nine-month period ended September 30, 2009 decreased by $17,147 from the same period in 2008 due to management’s decision to reduce business development activities until the Company’s cash position could be strengthened.

•
In late 2008, we engaged a third party to serve as our resident agent and legal representative for certain contemplated Canadian transactions.  As a result, foreign agent expense for the nine-month period ended September 30, 2009 increased by $6,775 from the same period in 2008.  We terminated the foreign agent arrangement as in August 2009 as we decided not to pursue the contemplated transactions.

Stock-based compensation expense for the nine-month period ended September 30, 2009 totaled $272,917 compared to $320,163 for the nine-month period ended September 30, 2008.  The decrease was due to the normal vesting of certain stock options during the fourth quarter of 2008 and the first three quarters of 2009.

Professional fees for the nine-month period ended September 30, 2009 decreased by $18,001 from the same period in 2008 primarily as a result of the settlement of the Zavanna litigation in July 2009.

Depreciation, depletion and amortization expense for the nine-month period ended September 30, 2009 decreased by $60,331 from the same period in 2008, primarily due to the fact that we wrote off our payments made under the licenses to use specialty down-hole gas/water separation (“DGWS”) equipment in December 2008.  Amortization related to the down-hole licenses totaled $0 and $51,300 for the nine-month period ended September 30, 2009 and 2008, respectively.  In addition, we have not recognized any depletion expense in 2009 related to our West Ranch wells due to the fact that the wells remain shut-in.  Depletion expense related to our West Ranch wells totaled $13,284 for the nine-month period ended September 30, 2008.

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We recognized $16,692 of interest income for the nine-month period ended September 30, 2009, an increase of $7,067 from the same period in 2008.  The increase is due to interest earned on our North Sea deposit as well as on spud fees which were being held in escrow pending the outcome of the Zavanna litigation.  Interest income related to the North Sea deposit was not recognized in 2008 until the fourth quarter.

Liquidity and Capital Resources

As of September 30, 2009, our assets totaled $2,405,325, which included cash balances of $252,939 and investments in oil and gas properties of $387,642.  In addition, we have recorded a $20,000 receivable for spud fees earned in 2008 and have $1,604,100 on deposit related to our interest in the Quad 41/42 Prospect.

We have begun receiving royalties in connection with our gross over-riding royalty positions in Saskatchewan and expect such royalties to continue for the foreseeable future.

In November 2009, we collected the $1,604,100 that was previously held on deposit related to our interest in the Quad 41/42 Prospect.

As a result of the expiration of certain leases in the West Ranch Field, we no longer expect to spend $2,245,000 to implement a waterflood program to stimulate production of the remaining wells.  No decision has been made reached regarding the possible recompletion of the remaining wells.

On November 2007, we were served with a complaint alleging breach of contract, misappropriation of confidential and proprietary information and of trade secret and claims under the Colorado Uniform Trade Secrets Act, fraud, declaratory relief declaring any agreements of release to be void and unenforceable as they were obtained by fraudulent inducement, declaration of accounting and constructive trust for all proceeds and profits from the alleged misappropriation, injunctive relief for return of all allegedly misappropriated information and cessation of use, civil theft of business values, and tortuous interference with contract. The Plaintiffs sought compensatory and punitive damages in an unspecified amount, prejudgment interest, declaratory relief, injunctive relief, accounting, and attorneys’ fees. From the onset, Management believed that the causes of action were without merit and defended its rights vigorously. In January 2008, we filed a countersuit claiming abuse of process, intentional interference with an existing business and contractual relations, commercial disparagement and conspiracy.  The lawsuit continued to negatively impact our ability to pursue additional opportunities and/or acquire additional oil and gas prospects during 2008 and 2009.  A further result of the lawsuit was the sale of certain assets in order to fund our ongoing operations.  The litigation was favorably settled in July 2009.  As part of the settlement agreement, we collected $255,000 in settlement proceeds, the majority which were used to settle outstanding legal bills incurred in connection with our defense of the litigation as well as to fund our current operations.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements at September 30, 2009.

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ITEM 4T. CONTROLS AND PROCEDURES.

The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2009.  There has been no change in the Company’s internal control over financial reporting during the quarter ended September 30, 2009, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Part II - OTHER INFORMATION

ITEM 6. EXHIBITS.

Exhibit	Description of Exhibit

3(i).1	Articles of Incorporation filed with the Nevada Secretary of State on July 25, 2003. (Incorporated by reference to Exhibit 3.1 of our Form 10-SB filed August 18, 2004.)

3(i).2	Certificate of Change filed with the Nevada Secretary of State effective November 7, 2005. (Incorporated by reference to Exhibit 3(i).2 of our Current Report on Form 8-K filed November 9, 2005.)

3(i).3	Articles of Merger filed with the Nevada Secretary of State effective November 7, 2005. (Incorporated by reference to Exhibit 3(i).3 of our Current Report on Form 8-K filed November 9, 2005.)

3(ii).1	Bylaws, adopted July 18, 2003. (Incorporated by reference to Exhibit 3.2 of our Form 10-SB filed August 18, 2004.)

3(ii).2	Amendment No. 1 to Bylaws, adopted November 4, 2005. (Incorporated by reference to Exhibit 3(ii) of our Current Report on Form 8-K filed November 9, 2005.)

10.1
Agreement and Plan of Merger between Golden Hope Resources Corp. (renamed Eternal Energy Corp.) and Eternal Energy Corp., filed with the Nevada Secretary of State effective November 7, 2005. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed November 9, 2005.)

10.2
Purchase and Sale Agreement between Eternal Energy Corp. and Merganser Limited, dated November 7, 2005. (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed November 9, 2005.)

10.3	Form of Subscription Agreement for November 2005 private placement. (Incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed November 9, 2005.)

10.4	Form of Common Stock Purchase Warrant for November 2005 private placement. (Incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed November 9, 2005.)

10.5	Registration Rights Agreement for November 2005 private placement. (Incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K filed November 9, 2005.)

10.6
Letter Agreement by and between Eternal Energy Corp. and International Frontier Resources Corporation. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed December 5, 2005.)

10.7	Employment Agreement by and between Eternal Energy Corp. and Bradley M. Colby. (Incorporated by reference to Exhibit 10.1 of our Amended Current Report on Form 8-K/A filed June 29, 2006).

10.7(b)
Excerpt from the minutes of the Board of Directors meeting on July 26, 2007, setting forth the terms of the Second Amendment to Employment Agreement by and between Eternal Energy Corp. and Bradley M. Colby. (Incorporated by reference to Exhibit 10.1b of our Current Report on Form 8-K filed September 27, 2007.)

10.8
First Amendment to Employment Agreement by and between Eternal Energy Corp. and Bradley M. Colby (Incorporated by reference to Exhibit 10.1(a) of our Current Report on Form 8-K filed December 8, 2006).

10.9
Letter Agreement by and between Eternal Energy Corp. and International Frontier Resources Corporation Relating to Quad 41 and Quad 42 dated January 30, 2006. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed February 3, 2006.)

10.10
Amended and Restated Letter Agreement by and between Eternal Energy Corp. and International Frontier Resources Corporation Relating to Quad 14 dated January 30, 2006. (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed February 3, 2006.)

10.11
Finder’s Fee Agreement by and between Eternal Energy Corp. and Taverham Company Ltd. dated January 30, 2006. (Incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed February 3, 2006.)

10.12	Form of Subscription Agreement for March 2006 private placement. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed March 8, 2006.)

10.13	Form of Common Stock Purchase Warrant for March 2006 private placement. (Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed March 8, 2006.)

13

10.14	Form of Registration Rights Agreement for March 2006 private placement. (Incorporated by reference to Exhibit 10.1 of our Amended Current Report on Form 8-K/A filed March 29, 2006.)

10.15	Letter Agreement between us and Eden Energy Corp. dated April 14, 2006 (Incorporated by reference to Exhibit 10.1 our Current Report on Form 8-K filed April 21, 2006).

10.16
Letter Agreement effective as of May 19, 2006, by and among Eternal Energy Corp., International Frontier Resources Corporation, Palace Exploration Company Limited, Oilexco Incorporated, and Challenger Minerals (North Sea) Limited (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed May 23, 2006).

10.17**
Letter Agreement dated October 15, 2006, by and among Eternal Energy Corp., Fairway Exploration, LLC, Prospector Oil, Inc., and 0770890 B.C. Ltd. (Incorporated by reference to Exhibit 10.17 of our Registration Statement on Form 10-KSB filed April 16, 2007).

10.18**
Letter Agreement dated October 26, 2006, by and among Eternal Energy Corp., Fairway Exploration, LLC, Prospector Oil, Inc., 0770890 B.C. Ltd., and Rover Resources Inc. (Incorporated by reference to Exhibit 10.18 of our Registration Statement on Form 10-KSB filed April 16, 2007).

10.19
Letter Agreement dated February 28, 2007, by and among Eternal Energy Corp., Pebble Petroleum Inc., Emerald Bay Holdings Ltd., and Heartland Resources Inc. (Incorporated by reference to Exhibit 10.19 of our Registration Statement on Form 10-KSB filed April 16, 2007).

10.20	Agreement To Terminate DGWS Option (Incorporated by reference to Exhibit 10.20 of our Quarterly Report on Form 10-Q filed May 15, 2009).

10.21
Amended and Restated Employment Agreement by and between Eternal Energy Corp. and Craig Phelps dated August 1, 2007 (Incorporated by reference to Exhibit 10.21 of our Quarterly Report on Form 10-Q filed May 15, 2009).

10.22	Employment Agreement by and between Eternal Energy Corp. and Kirk A. Stingley dated June 2, 2008 (Incorporated by reference to Exhibit 10.22 of our Quarterly Report on Form 10-Q filed May 15, 2009).

10.23*	Amended and Restated Employment Agreement by and between Eternal Energy Corp. and Bradley M. Colby dated November 1, 2009.

10.24*	First Amendment to the Amended and Restated Employment Agreement by and between Eternal Energy Corp. and Craig H. Phelps dated August 1, 2009.

10.25*	First Amendment to the Employment Agreement by and between Eternal Energy Corp. and Kirk. A. Stingley dated October 30, 2009.

31.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act

31.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act

32.1*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act

32.2*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act

*	Filed herewith.
**	Portions omitted pursuant to a request for confidential treatment.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETERNAL ENERGY CORP.

(Registrant)

December __, 2009	/s/ Bradley M. Colby
Bradley M. Colby
President and Chief Executive Officer

15

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Bradley M. Colby, certify that:

1.	I have reviewed this Form 10-Q/A of Eternal Energy Corp.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15f) for the Company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date:  December __, 2009

/s/ Bradley M. Colby
Bradley M. Colby,
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Kirk Stingley, certify that:

1.	I have reviewed this Form 10-Q/A of Eternal Energy Corp.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15f) for the Company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date:  December __, 2009

/s/ Kirk Stingley
Kirk Stingley,
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Eternal Energy Corp. on Form 10-Q/A for the period ending September 30, 2009, as filed with the Securities and Exchange Commission on the date hereof, I, Bradley M. Colby, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

December __, 2009

/s/ Bradley M. Colby
Bradley M. Colby,
President and Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Eternal Energy Corp. on Form 10-Q/A for the period ending September 30, 2009, as filed with the Securities and Exchange Commission on the date hereof, I, Kirk Stingley, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

December __, 2009

/s/ Kirk Stingley
Kirk Stingley,
Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.